Exhibit (a)(1)

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Teck Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Georgeson Shareholder’s North American toll-free number at 1-866-264-4715 or collect at 416-847-7159. Bankers and brokers may call at 212-440-9800.
Directors’ Circular
RECOMMENDING
REJECTION
OF THE OFFER BY
TECK COMINCO LIMITED
TO PURCHASE ALL OF THE COMMON SHARES
OF
INCO LIMITED

Your Board of Directors unanimously recommends that
Inco Shareholders
REJECT
the Teck Offer and NOT TENDER their Inco Shares

NO NEED FOR IMMEDIATE ACTION

As an Inco Shareholder, there is no need for you to do anything immediately. The Teck Offer is currently open until July 24, 2006. Moreover, the Teck Offer is conditional on the termination of the Falconbridge Transaction, which the Board believes is superior to the Teck Offer and remains committed to completing. The Board intends to communicate further with Inco Shareholders on a timely basis prior to the expiry of the Teck Offer.

If you have already tendered Inco Shares to the Teck Offer, you should withdraw them as described on pages 39 to 41 of the Teck Circular.

Notice to United States Securityholders:
The Teck Offer is in respect of securities of a Canadian issuer. The enforcement by United States securityholders of civil liabilities under United States federal securities laws may be adversely affected by the fact that the issuer is located in a foreign country and that some of its directors and officers are residents of a foreign country.
May 29, 2006

May 29, 2006
Dear Fellow Inco Shareholder:
      On May 23, 2006, Teck Cominco Limited made an unsolicited offer to purchase all of the outstanding common shares of Inco. By now, you have likely received materials from Teck asking you to tender your Inco common shares to the Teck Offer.
      The Board of Directors of Inco has carefully reviewed and considered the Teck Offer. Based on this review, the Board has voted unanimously to recommend that Inco shareholders REJECT the Teck Offer. We urge you to NOT TENDER your Inco common shares.
      The Board believes that the Teck Offer does not provide full value for Inco and is an attempt by Teck to acquire Inco without offering adequate consideration to Inco shareholders. In particular, the Board believes that:

•	the Teck Offer fails to recognize the strategic value of Inco’s world-class assets and growth prospects;

•	the proposed Teck-Inco combination would be dilutive to Inco’s asset quality;

•	the Teck Offer does not reflect an adequate premium for control of Inco;

•	the proposed Inco-Falconbridge transaction will create superior value for Inco shareholders compared with the Teck Offer;

•	the timing of the Teck Offer is opportunistic and disadvantageous to Inco shareholders;

•	Teck’s dual-class share structure prejudices Inco shareholders;

•	the proposed Teck-Inco combination lacks industrial logic and offers few synergies; and

•	the Teck Class B Subordinate Voting Shares offered to Inco shareholders are not listed on a U.S. stock exchange and are less liquid than the Inco common shares.
      In addition, Inco’s financial advisors have each provided written opinions to Inco’s Board of Directors that the consideration being offered pursuant to the Teck Offer is, as of the date of such opinions, inadequate from a financial point of view to Inco shareholders.
      The attached Directors’ Circular explains each of these reasons in detail. We strongly encourage you to read the Directors’ Circular in its entirety and consider all these points carefully.
      Let me begin by highlighting three areas for your consideration.

1.	The Teck Offer is timed opportunistically to disadvantage Inco shareholders and is priced below fair value.
      The Inco Board believes that the timing of the Teck Offer is an opportunistic attempt by Teck to take advantage of the recent spike in the price of Teck’s Class B Subordinate Voting Shares relative to the price of Inco’s common shares. The Board believes that Inco’s share price has been adversely affected by arbitrage trading and hedging strategies linked to the proposed Inco-Falconbridge transaction and perceived uncertainty regarding the timing of the completion of the proposed Inco-Falconbridge transaction. By contrast, Teck’s share price has been positively affected by the recent short-term surge in the price of zinc and copper. These factors have given Teck the opportunity to make a share exchange offer that provides the illusion of a small premium based on these short-term factors — a premium that would otherwise be largely absent.
      By launching an unsolicited offer for the Inco common shares at this time, rather than waiting until the outcome of the proposed Inco-Falconbridge transaction is known, Teck is attempting to take advantage of Inco’s commitment to, and strategic focus on, the proposed Inco-Falconbridge transaction and may have assumed that the Inco Board would be constrained from exploring alternatives to the Teck Offer while the proposed Inco-Falconbridge transaction is pending. While we will respect our obligations under our Support Agreement with Falconbridge and remain committed to completing the proposed Inco-Falconbridge transaction, my fellow directors and I are nonetheless committed to fully exploring those alternatives.

2.	Inco, not Teck, would bring the real long-term value to this proposed combination, which would dilute the value of Inco’s assets to Inco shareholders.

Teck claims that the acquisition of Inco will create “a Canadian powerhouse on the world stage”. Consider what Inco would be contributing to this “powerhouse”:

•	world-class, low-cost global operations that have made Inco the world’s second largest producer of nickel, and that are expected to attain all-time record production in 2006;

•	the world’s best growth and expansion projects in nickel, which will increase our production 48% by 2009, making us the world’s number one nickel producer;

•	world-leading ore reserves and mineral resources; and

•	an enviable portfolio of brownfield and greenfield projects for further expansion down the road.
      By way of contrast, Teck would be contributing:

•	a copper business where two-thirds of production is expected to end within seven years;

•	a zinc business where Teck’s economic interest in its principal mine (86% of Teck’s total 2005 production) will be reduced to 75% by no later than 2010 and as early as 2007, and which will be further reduced to 50% in stages thereafter;

•	a relatively high-cost coal business; and

•	no publicly-identified material growth projects in any of these principal businesses.
      With declining mineral reserves and no significant metal growth projects of its own, it is easy to understand why Teck is opportunistically pursuing Inco. It is much harder to see the benefits of the Teck Offer to Inco shareholders, who are being asked to dilute their participation in Inco’s world-class nickel business at a time when that business is poised to outperform from both a production and a financial perspective.

3.	Inco’s friendly acquisition of Falconbridge remains the best option for Inco shareholders
      The Board remains committed to Inco’s friendly acquisition of Falconbridge and believes that it represents a better opportunity for Inco shareholders than the Teck Offer. On May 13, 2006, the Board reaffirmed its commitment to the proposed Inco-Falconbridge transaction by approving an increase in the cash component of the consideration payable to Falconbridge shareholders. The board of directors of Falconbridge has also reaffirmed its support of the Inco offer.
      Inco’s combination with Falconbridge (the combined entity, “New Inco”) offers a unique opportunity to create a much larger nickel and copper company with strong positions in a number of other metals, and to create real shareholder value at the same time. New Inco will be a truly formidable player on the world mining stage. It will be the world’s number one producer of nickel and a strong producer of copper, with first-class operations around the world. And it will have one of the best project pipelines in the mining business, with the world’s best portfolio of properties and growth projects in nickel and copper, arguably the two metals with the best prospects going forward.
      Bringing together Inco and Falconbridge will also accomplish what no other combination of companies can, which is to unlock the significant value of the synergies in our Canadian nickel and copper operations, particularly in the Sudbury basin. We now estimate that the average annual pre-tax run-rate of the New Inco synergies would be approximately $550 million, with a net present value of approximately $3.5 billion on an after-tax basis, using a 7% discount rate. Inco believes it should be able to achieve synergies approaching the average annual pre-tax run-rate by approximately 24 months after the completion of the Inco-Falconbridge transaction. The estimated synergies figure has increased as a result of seven months of working closely with Falconbridge on how to maximize synergies and the impact of higher commodity price assumptions. Through this process we have identified several additional opportunities to accelerate and increase production utilizing New Inco’s resources and infrastructure.
      Meanwhile, Teck speculates that it could achieve more limited synergies in Sudbury through a joint venture with Falconbridge. That is much easier said than done. The synergies of the New Inco will require combination of mineral resources, integration of infrastructure, major changes in materials flows as well as long-term commitments and investments, and the cooperation and support of the workforce in Sudbury; these types of changes can only be achieved by combining our two companies.

      The Teck Offer falls short in a number of other areas in addition to those I have highlighted here. For instance, its dual-class share structure would have the effect of making any Inco shareholder who tendered to this offer a “second-class”, subordinated shareholder in Teck.
      Therefore, we strongly encourage you to read this Directors’ Circular in its entirety. Make sure that you fully understand the views of your Inco Board before you make any decision. I am confident you will conclude, as we have, that the Teck Offer does not provide the value that Inco shareholders deserve.
      For the above reasons, we urge you to REJECT the Teck Offer and NOT TENDER your Inco common shares. If you have tendered your Inco common shares, you can withdraw them. For assistance with withdrawing your Inco common shares, you can contact your broker or our information agent, Georgeson Shareholder, at one of the numbers below. In addition, all enquiries concerning the information in this document should be directed to Georgeson Shareholder at:

North American Toll-Free Number:	1-866-264-4715
Collect:	416-847-7159
Bankers and Brokers Call	212-440-9800
      On behalf of the Board of Directors of Inco, I thank you for your continued support.
Sincerely,

Scott M. Hand
Chairman and Chief Executive Officer
Inco Limited
INCO LIMITED, 145 King Street West, Suite 1500, Toronto, Ontario M5H 4B7

QUESTIONS AND ANSWERS ABOUT THE INADEQUATE OFFER
FROM TECK COMINCO LIMITED
Should I accept or reject the Teck Offer?
      Your Board of Directors unanimously recommends that Inco Shareholders REJECT the Teck Offer and NOT TENDER their Inco Shares. Members of the Board and senior officers ARE NOT tendering their Inco Shares into the Teck Offer, which the Board views as offering inadequate consideration to Inco Shareholders.
How do I reject the Teck Offer?
      You do not need to do anything. DO NOT tender your Inco Shares.
Can I withdraw my Inco Shares if I have already tendered?
      YES. According to the Teck Circular, you can withdraw your Inco Shares: (a) at any time until your Inco Shares have been taken up and paid for by Teck; (b) if your Inco Shares have not been paid for by Teck within three business days after having been taken up by Teck; (c) up until the tenth day following the day Teck files a notice announcing that it has changed or varied the Teck Offer unless, among other things, prior to filing such notice Teck has taken up your Inco Shares or the change in the Teck Offer consists solely of an increase in the consideration offered and the Teck Offer is not extended for more than ten days; or (d) at any time after the 60-day period following the commencement of the Teck Offer, provided that Teck has not taken up your Inco Shares prior to receipt by the depositary under the Teck Offer of the notice of withdrawal relating to your Inco Shares.
How do I withdraw my Inco Shares?
      We recommend you contact your broker, or Georgeson Shareholder, the information agent retained by Inco, at one of the numbers listed at the end of this Q&A for information on how to withdraw your Inco Shares.
Why does the Board believe that the Teck Offer should be rejected?
      The Board believes that the Teck Offer fails to provide full value for Inco and is an attempt by Teck to acquire Inco without offering adequate consideration to Inco Shareholders. The Board believes that:

1.	the Teck Offer fails to recognize the strategic value of Inco’s world-class assets and growth prospects;

2.	the proposed Teck-Inco combination would be dilutive to Inco’s asset quality;

3.	the Teck Offer does not reflect an adequate premium for control of Inco;

4.	the Falconbridge Transaction will create superior value for Inco Shareholders compared with the Teck Offer;

5.	the timing of the Teck Offer is opportunistic and disadvantageous to Inco Shareholders;

6.	Teck’s dual-class share structure prejudices Inco Shareholders;

7.	the proposed Teck-Inco combination lacks industrial logic and offers few synergies; and

8.	the Teck Class B Subordinate Voting Shares offered to Inco Shareholders are not listed on a U.S. stock exchange and are less liquid than the Inco Shares.
      In addition, Inco’s Financial Advisors have each provided written opinions to the Board that the consideration being offered pursuant to the Teck Offer is, as of the date of such opinions, inadequate from a financial point of view to the Inco Shareholders.
      A summary of all of the reasons for the unanimous recommendation of the Board is included on pages 6 to 20 in this Directors’ Circular.
Why does the Board believe that the proposed Falconbridge Transaction is superior to the Teck Offer?
      The Board believes firstly, that the synergies offered by the Falconbridge Transaction are clearly larger, more tangible and realizable than those offered by the Teck Offer; secondly, that the assets of a combined Inco-Falconbridge will have a longer life and provide a significantly better growth platform than a combined Teck-Inco entity; and thirdly, that nickel and copper provide a more attractive asset mix than the group of products represented by the current Teck portfolio. Unlike the transaction proposed by the Teck Offer, the Falconbridge Transaction offers real industrial logic, sizeable and tangible synergies, and an optimal mix of metal exposures and thus creates real value for Inco Shareholders.
My broker advised me to tender my Inco Shares. Should I?
      NO. The Board has unanimously recommended that Inco Shareholders REJECT the Teck Offer and NOT TENDER their Inco Shares. You should be aware that Teck has established a Soliciting Dealer Group and that Teck has agreed to pay brokers for Inco Shares tendered to the Teck Offer.
Am I likely to receive Cdn.$78.50 in cash if I elect the Cash Alternative under the Teck Offer?
      NO. Teck has capped the total amount of cash and shares that are available under the Teck Offer, with the result that, as of May 26, 2006, only approximately 36% of the total consideration is available in cash — the remainder is being provided in the form of Teck Class B Subordinate Voting Shares. The Teck Offer acknowledges that it is unlikely that Inco Shareholders who elect to receive the Cash Alternative will in fact receive only cash consideration. Assuming full pro ration, each Inco Shareholder will receive only Cdn.$28.00 of the per share consideration in cash, together with 0.6293 of a Teck Class B Subordinate Voting Share.
If I tender my Inco Shares early, am I more likely to obtain my preferred option of all cash or all shares?
      NO. You will obtain no advantage by tendering your Inco Shares early and it will have no impact on how likely you are to receive your preferred consideration.
Do I have to decide now?
      NO. You do not have to take any action at this time. The Teck Offer is scheduled to expire on July 24, 2006 and is subject to a number of conditions that have yet to be satisfied. In particular, the Teck Offer is conditional on the termination of the Falconbridge Transaction, which Inco’s Board of Directors believes is superior to the Teck Offer and remains committed to completing. The Board recommends that you not take any action until closer to the expiry date of the Teck Offer to ensure that you are able to consider all of the options available to you.
      If you have already tendered Inco Shares to the Teck Offer and you decide to withdraw these Inco Shares from the Teck Offer, you must allow sufficient time to complete the withdrawal process prior to the expiry of the Teck Offer. For more information on how to withdraw your shares, you should contact your broker or Georgeson Shareholder, the information agent retained by Inco, at one of the numbers listed below.
Who do I ask if I have more questions?
      Your Board recommends that you read the information contained in this Directors’ Circular. You should contact Georgeson Shareholder, the information agent retained by Inco, with any questions or requests for assistance that you might have.
TELEPHONE NUMBERS FOR GEORGESON SHAREHOLDER:

North American Toll-Free Number:	1-866-264-4715
Collect:	416-847-7159
Banks and Brokers Call:	212-440-9800

v

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
      This Directors’ Circular contains, among other things, the unanimous recommendation of the Board that Inco Shareholders reject the Teck Offer and not tender their Inco Shares to the Teck Offer. This Directors’ Circular, including the discussion of the reasons for the Board’s recommendation, contains forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of this Directors’ Circular. Such forward-looking statements can be found in “The Falconbridge Transaction”, “Analysis and Reasons for the Board’s Conclusion and Recommendation”, “The Falconbridge Transaction is Superior to the Teck Offer”, “New Inco Selected Pro Forma Consolidated Financial Information”, “Regulatory Matters”, “Material Changes and Recent Developments”, “Schedule B — Important Information Regarding Inco’s Ore Reserves and Mineral Resources” and “Schedule H — The Falconbridge Transaction — Inco Pro Forma Consolidated Financial Statements”. Generally these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by, the forward-looking statements in this Directors’ Circular.
      Examples of such forward-looking statements in this Directors’ Circular include, but are not limited to: the prices and production levels and supply of and demand for nickel, copper, zinc, coal and other commodity products produced by Inco, Falconbridge or Teck; interest and currency exchange rates; the results expected to be achieved from the successful completion of the Falconbridge Transaction or the Teck Offer, including the operating, corporate and the other synergies and cost savings expected to be realized; and whether or not a superior or alternative proposal to the Teck Offer may emerge. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Directors’ Circular.
      These forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: (A) assumptions in connection with the combination of Inco and Falconbridge or otherwise about: the results expected to be achieved from the successful completion of the combination of Inco and Falconbridge, including estimated average annual pre-tax run-rate operating and corporate synergies of approximately $550 million, and other benefits expected to be realized, and the timing and net percent value on an after-tax basis thereof, based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Inco and Falconbridge; the ability of New Inco to achieve increased production at its mining operations and realize projected optimization levels; the accuracy of projected synergies in respect of New Inco’s projected growth prospects, reserve and resource levels, mine life and project start-up projections; the increased market capitalization, share price multiple and improved liquidity of Inco Shares; the improved cash flow and earnings of New Inco; statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding business and financial prospects; statements regarding anticipated financial or operating performance and cash flows; statements regarding possible divestitures; statements regarding strategies, objectives, goals and targets; the ability of New Inco to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of Falconbridge’s operations with those of Inco; and the timely completion of the steps required to be taken for the eventual combination of the two companies; and (B) the fair value of the assets of Inco, Falconbridge or Teck; the existence of third parties interested in purchasing some or all of Inco’s assets; the accuracy of Inco’s ore reserve and mineral resource estimates; whether mineral resources can be developed; annual rates of production; estimates on the U.S. dollar-Canadian dollar exchange rate for 2006; global industrial production in key geographic markets; interest rates; global nickel and other metals demand and supply in key geographic markets;

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

growth in the key end-use markets for the metals produced by Inco; that Inco would not have any labour, equipment or other disruptions at any of its operations of any significance other than any planned maintenance or similar shutdowns and that any third parties which Inco relies on to supply purchased intermediates or provide toll smelting or other processing do not experience any unplanned disruptions; the accuracy of projected world supply and demand levels for nickel, zinc, coal, copper and stainless and non-stainless steel; the continuity of Inco’s mining world wide operations; the market’s positive perception of the Falconbridge Transaction; and what the prices of nickel and other primary metal products produced by Inco and the costs of production will be in the future. In particular, the mine planning and other assessments related to the determination of the value of the synergies of the Falconbridge Transaction are based on preliminary evaluations only, and feasibility studies remain to be undertaken to confirm the mine plans and evaluations upon completion of the Falconbridge Transaction.
      Some of the material assumptions made by us involve confidential or particularly sensitive information and, accordingly, we do not believe it is appropriate to disclose such assumptions for competitive or other business reasons. Forward-looking statements for time periods subsequent to 2006 involve longer term assumptions and estimates than forward-looking statements for 2006 and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking statements.
      In respect of forward-looking statements relating to Inco, factors which could cause actual results to differ materially from current expectations include, but are not limited to: fluctuations in the prices of nickel and other primary metal products produced by Inco; fluctuations in the fair value of the assets of Inco; whether or not a superior or alternative proposal to the Teck Offer may emerge; the existence of third parties interested in purchasing some or all of Inco’s assets; the accuracy of Inco’s ore reserve and mineral resource estimates; the accuracy of Inco’s annual rates of production; the accuracy of Inco’s cash costs estimates, and in particular, Inco’s cash costs per nickel unit; whether Inco’s mineral resources can be developed; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the successful completion of cost reduction, productivity improvement and strategic initiatives and whether such initiatives will yield expected benefits; fluctuations in interest rates and exchange rates; the strength of the economic fundamentals of nickel and copper relative to other base metals; the increase in global demand for nickel relative to supply; general economic conditions; competitive conditions in the business in which Inco operates; changes in consumer spending and preferences; changes in Inco’s relationships with its suppliers; the possibility of negative investment returns in Inco’s pension plan; the outcome of pending legal proceedings; and changes in laws, rules and regulations applicable to Inco.
      This Directors’ Circular also includes forward-looking statements relating to Falconbridge. Forward-looking statements relating to Falconbridge include, among other things, expectations as to: the results expected to be achieved from the successful completion of the combination of Inco and Falconbridge, including estimated average annual pre-tax run-rate operating and corporate synergies of approximately $550 million and other benefits expected to be realized, and the timing thereof, based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Inco and Falconbridge; the ability of New Inco to achieve increased production at its mining operations and realize projected optimization levels; the accuracy of projected synergies in respect of New Inco’s projected growth prospects, reserve and resource levels, mine life and project start-up projections; the increased market capitalization, share price multiple and improved liquidity of Inco Shares; the improved cash flow and earnings of New Inco; statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding business and financial prospects; statements regarding anticipated financial or operating performance and cash flows; statements regarding possible divestitures; statements regarding strategies, objectives, goals and targets; the ability of New Inco to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of Falconbridge’s operations with those of Inco; and the timely completion of the steps required to be taken for the eventual combination of the two companies; and Falconbridge’s nickel and copper production. These statements were derived from publicly available documents and

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

filings by Falconbridge with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, as well as from third party sources such as analyst reports. Inco does not assume any responsibility for the accuracy or completeness of such information. In addition, a number of factors which could cause Falconbridge’s actual results to differ from the forward-looking statements are contained in Falconbridge’s public filings with the SEC and Canadian provincial securities regulatory authorities.
      This Directors’ Circular also includes forward-looking statements relating to Teck. Forward-looking statements relating to Teck include, among other things, expectations as to: Teck’s zinc, metallurgical coal, copper and gold production, reserve and resource levels; fluctuations in the prices of and demand for zinc, metallurgical coal, copper and gold; the growth and/or depletion of Teck’s copper, zinc and gold production; estimates and projections in respect of Teck’s mine lives, and in particular, potential mine closures; the rate at which Teck’s economic interest in certain mines will decline over time; the effects of increases in the global supply of coal on Teck’s profitability and performance; expected start-up dates for planned projects; and synergies available to Teck through a combination with Inco. These statements were derived from the Teck Circular and other filings by Teck with the SEC and Canadian provincial securities regulatory authorities, as well as from third party sources such as analyst reports. Inco does not assume any responsibility for the accuracy or completeness of such information. In addition, a number of factors which could cause Teck’s actual results to differ from the forward-looking statements are contained in the Teck Circular under the heading “Statements Regarding Forward-Looking Information” and in Teck’s public filings with the SEC and Canadian provincial securities regulatory authorities.
      While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this Directors’ Circular. Although Inco has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Inco, Falconbridge or Teck or New Inco or a combined Teck-Inco entity. In addition to being subject to a number of assumptions, forward-looking statements in this Directors’ Circular are subject to the risks identified in Schedule B to this Directors’ Circular “Important Information Regarding Inco’s Ore Reserves and Mineral Resources” , the risks related to the Falconbridge Transaction described in the section entitled “Risks Related to the Offer” in the Falconbridge Circular, as well as the risks which are identified in the filings by Inco with the SEC and Canadian provincial securities regulatory authorities including Inco’s Annual Report on Form 10-K for the year ended December 31, 2005.
IMPORTANT LEGAL INFORMATION
      This Directors’ Circular may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
      INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
      Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the SEC free of charge at the SEC’s web site,

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

www.sec.gov. In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments. Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the Falconbridge Transaction, are available at www.sedar.com.
INFORMATION REGARDING FALCONBRIDGE AND TECK
      This Directors’ Circular also includes information relating to each of Falconbridge and Teck. This information was derived from publicly available documents and filings by Falconbridge with the SEC and Canadian provincial securities regulatory authorities, and by Teck with the Canadian provincial securities regulatory authorities, as well as certain other third party sources such as analyst reports. Inco does not assume any responsibility for the accuracy or completeness of such information.
      Although Inco has no knowledge that would indicate that any information contained in such documents filed by Falconbridge and Teck, respectively, are untrue or incomplete, Inco does not assume any responsibility for the accuracy or completeness of the information contained in such documents, or for any failure by either of Falconbridge or Teck to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Inco.
      Additional information regarding the Falconbridge Transaction is also set forth in the Falconbridge Transaction Circular and the Falconbridge Support Agreement (as amended), each of which is available at the Company’s website at www.inco.com and is also available through the Company’s filings with the Canadian securities regulatory authorities at www.sedar.com, as well as through the Company’s filings with the SEC at www.sec.gov.
CURRENCY
      Unless otherwise indicated, all references to “$” or “dollars” in this Directors’ Circular refer to United States dollars and references to “Cdn.$” in this Directors’ Circular refer to Canadian dollars.
CURRENCY EXCHANGE RATE INFORMATION
      The following table sets out the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for the period indicated and the average of such exchange rates, and the exchange rate at the end of such period, in each case, based upon the noon rate of the Bank of Canada:

	Three Months	Year Ended December 31,
	Ended March 31,
	2006	2005	2004	2003

High	1.1726	1.2704	1.3968	1.5747
Low	1.1322	1.1507	1.1774	1.2924
Rate at end of period	1.1671	1.1659	1.2036	1.2924
Average rate per period	1.1549	1.2116	1.3015	1.4015
      On May 26, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rate of the Bank of Canada was Cdn.$1.1073.

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

x

SUMMARY
      The information set out below is intended to be a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors’ Circular. All capitalized terms in the summary have the meanings ascribed to such terms elsewhere in this Directors’ Circular.

Unanimous Recommendation of the Board of Directors:	The Board unanimously recommends that Inco Shareholders REJECT the Teck Offer and NOT TENDER their Inco Shares to the Teck Offer.

The Teck Offer:	Teck has offered to purchase all of the outstanding Inco Shares for consideration of, at the election of the holder of Inco Shares (the “Inco Shareholder”): (i) Cdn.$78.50 in cash, or (ii) 0.9776 of a Teck Class B Subordinate Voting Share plus Cdn.$0.05 in cash, for each Inco Share, subject to a maximum amount of cash and a maximum number of shares. Assuming full pro ration of the maximum amounts, Inco Shareholders would receive Cdn.$28.00 in cash and 0.6293 of a Teck Class B Subordinate Voting Share for each Inco Share held. The Teck Offer acknowledges that it is unlikely that Inco Shareholders who elect to receive the cash alternative will in fact receive only cash consideration.

The Teck Class B Subordinate Voting Shares carry one vote per share while the Teck Class A Multiple Voting Shares carry 100 votes per share. As a result, the Teck Class B Subordinate Voting Shares currently represent only a 31% voting interest in Teck on a fully diluted basis, while accounting for approximately 98% of the total economic interest in the equity of Teck. In the event that the Teck Offer were completed, Inco Shareholders would receive approximately 40% of the economic interest of the combined entity, but only approximately 17% of the voting interest.

Based on the closing price for Teck Class B Subordinate Voting Shares on May 26, 2006, the last trading day on the TSX before the date of this Directors’ Circular, the Implied Offer Price of the Teck Offer, assuming full pro ration, was Cdn.$72.57 per Inco Share. The Teck Offer is currently scheduled to expire on July 24, 2006 unless accelerated, extended or withdrawn.

Reasons for Rejection:	The Board believes that the Teck Offer fails to provide full value for Inco and is an opportunistic attempt by Teck to acquire Inco without offering adequate consideration to the Inco Shareholders.

The Board has carefully reviewed and considered the Teck Offer, with the benefit of advice from its Financial Advisors and its legal advisors. The following is a summary of the principal reasons for the unanimous recommendation of the Board to Inco Shareholders that they REJECT the Teck Offer and NOT TENDER their Inco Shares to the Teck Offer. The Board believes that:

• the Teck Offer fails to recognize the strategic value of Inco’s world-class assets and growth prospects;

• the proposed Teck-Inco combination would be dilutive to Inco’s asset quality;

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• the Teck Offer does not reflect an adequate premium for control of Inco;

• the Falconbridge Transaction will create superior value for Inco Shareholders compared with the Teck Offer;

• the timing of the Teck Offer is opportunistic and disadvantageous to Inco Shareholders;

• Teck’s dual-class share structure prejudices Inco Shareholders;

• the proposed Teck-Inco combination lacks industrial logic and offers few synergies; and

• the Teck Class B Subordinate Voting Shares offered to Inco Shareholders are not listed on a U.S. stock exchange and are less liquid than the Inco Shares.

In addition, Inco’s Financial Advisors have each provided written opinions to Inco’s Board of Directors that the consideration being offered pursuant to the Teck Offer is, as of the date of such opinions, inadequate from a financial point of view to the Inco Shareholders.

Rejection of the Teck Offer by Inco’s Directors and Senior Officers:	The directors and senior officers of Inco, together with their respective associates, have each indicated their intention to reject the Teck Offer and not tender their respective Inco Shares to the Teck Offer.

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

DIRECTORS’ CIRCULAR
      This Directors’ Circular is issued by the board of directors (the “Board”) of Inco Limited (“Inco” or the “Company”) in connection with the offer (the “Teck Offer”) dated May 23, 2006, by Teck Cominco Limited (“Teck”) to purchase all of the outstanding common shares (the “Inco Shares”) of the Company for consideration of, at the election of the holder of Inco Shares (the “Inco Shareholder”): (i) Cdn.$78.50 in cash, or (ii) 0.9776 of a Teck Class B subordinate voting share (a “Teck Class B Subordinate Voting Share”) plus Cdn.$0.05 in cash, for each Inco Share, subject to a maximum amount of cash and a maximum number of shares, upon the terms and conditions set forth in the Teck Offer and the accompanying take-over bid circular (the “Teck Circular”). Assuming full pro ration of the maximum amounts, Inco Shareholders would receive Cdn.$28.00 in cash and 0.6293 of a Teck Class B Subordinate Voting Share for each Inco Share held. Based on the closing price for Teck Class B Subordinate Voting Shares on May 26, 2006, the last trading day on the TSX before the date of this Directors’ Circular, the Implied Offer Price of the Teck Offer, assuming full pro ration, was Cdn.$72.57 per Inco Share. The Teck Offer is currently scheduled to expire on July 24, 2006, unless accelerated, extended or withdrawn.
INCO
      Inco is one of the world’s premier metals and mining companies. Inco is a leading producer of nickel, a hard, malleable metal which, given its properties and wide range of applications, can be found in thousands of products. Inco is also an important producer of copper, precious metals and cobalt, and a major producer of value-added specialty nickel products.
      Inco’s principal mines and processing operations are located in the Sudbury area of Ontario, Canada; the Thompson area of Manitoba, Canada; Voisey’s Bay, Newfoundland and Labrador, Canada; and, through PT International Nickel Indonesia Tbk (“PT Inco”), a subsidiary in which Inco has an approximate 61% equity interest, on the island of Sulawesi, Indonesia. Inco also operates additional wholly-owned metals refineries at Port Colborne, Ontario, Canada; Clydach, Wales and Acton, England. Inco also has interests in nickel refining and nickel specialty products operations in Japan, Taiwan, South Korea and China.
      In the fourth quarter of 2005, production of nickel and copper concentrates commenced at the first phase of Inco’s Voisey’s Bay development project, consisting of an open-pit mine and concentrator. In 2006, Voisey’s Bay is expected to produce 54,000 tonnes of nickel in concentrates for processing primarily by Inco’s Ontario and Manitoba operations, as well as copper concentrates for sale to third parties. The second phase of the Voisey’s Bay project, consisting of a processing plant to produce finished nickel products, is expected to be completed by 2011.
      Inco is also developing a second major greenfield project, the Goro nickel-cobalt laterite mine project in the French overseas territorial community (collectivité territoriale) of New Caledonia. Inco currently holds approximately a 72% interest in the project development company, Goro Nickel SAS. The Goro project, consisting of an open-pit mine and processing facility having an expected annual capacity of 60,000 tonnes of nickel, is currently expected to commence initial start-up in late 2007. See “Material Changes and Recent Developments”.
      The Inco Shares are traded on the TSX and NYSE under the symbol “N”.

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THE FALCONBRIDGE TRANSACTION
      On October 11, 2005, Inco announced its intention to make an offer to purchase all of the outstanding common shares of Falconbridge (the “Falconbridge Transaction”) in a transaction that Falconbridge has recommended to its shareholders pursuant to a support agreement dated October 10, 2005, as amended (the “Falconbridge Support Agreement”). The combined organization which would be created by the pending Falconbridge Transaction (“New Inco”) would be one of the world’s premier metals and mining companies in both nickel and copper, with one of the mining industry’s most attractive portfolios of low-cost, profitable growth projects.
      The Teck Offer, which was commenced on May 23, 2006, is conditional on the Falconbridge Transaction being terminated. The Board remains committed to the Falconbridge Transaction and believes that the Falconbridge Transaction clearly represents a more attractive opportunity for Inco Shareholders than the Teck Offer. See “The Falconbridge Transaction is Superior to the Teck Offer”.
      On May 13, 2006, the Inco Board reaffirmed its commitment to the Falconbridge Transaction by increasing the cash consideration payable to Falconbridge shareholders under the Falconbridge Transaction from Cdn.$34.00 in cash per Falconbridge share held to Cdn.$51.17 in cash per Falconbridge share held and by increasing the maximum amount of cash consideration available under the Falconbridge Transaction from approximately Cdn.$2.9 billion to approximately Cdn.$4.8 billion, representing an increase of over Cdn.$1.9 billion. The board of directors of Falconbridge reaffirmed its support for Inco’s revised offer for Falconbridge in a Notice of Change to Directors’ Circular dated May 26, 2006, in which it unanimously recommended that Falconbridge shareholders accept Inco’s revised offer for Falconbridge and tender their Falconbridge shares to the revised offer.
      Under Inco’s revised offer, Falconbridge shareholders may elect to receive (a) Cdn.$51.17 in cash in respect of each Falconbridge share held or (b) 0.6927 of an Inco Share and Cdn.$0.05 in cash in respect of each Falconbridge share held, subject to pro ration such that if all Falconbridge shareholders elected the cash alternative or all Falconbridge shareholders elected the share alternative, each Falconbridge shareholder would be entitled to receive Cdn.$12.50 in cash and 0.524 of an Inco Share for each Falconbridge share tendered, subject to adjustment for fractional shares.
      Falconbridge’s strong financial performance in the intervening period since the announcement of the Falconbridge Transaction was a significant factor in Inco’s decision to increase the cash consideration offered to Falconbridge shareholders. As a result of higher metals prices, particularly in respect of copper, Falconbridge’s cash flow increased to $668 million in the first quarter of 2006, representing an increase of 48% over its first quarter of 2005. Falconbridge has utilized its cash flow to redeem $500 million of its Junior Preference Shares, and has also announced its intention to redeem the remaining $253 million of its Junior Preference Shares, since the proposed combination of Inco and Falconbridge was first announced.
      Based on current First Call consensus mean estimates for book earnings and cash flows for each of Inco and Falconbridge, the successful completion of the Falconbridge Transaction is expected to be accretive to Inco from a GAAP earnings perspective, and significantly accretive from a cash flow perspective in the first full year. Inco believes that the combination will be positive from a net asset value perspective based on Inco’s short and long-term metal price assumptions. Moreover, Inco expects that the increase in the cash consideration under the revised Inco offer will not adversely impact its current credit ratings.
Updated synergies estimate
      Last October, Inco and Falconbridge announced that the companies had jointly identified the potential to realize estimated average annual pre-tax run-rate operating and corporate synergies of approximately $350 million through the Falconbridge Transaction.(1) The estimated synergies were attributable to: (1) savings in general and administrative costs (approximately $110 million), (2) cost improvements from more efficient operations, streamlined procurement

(1)	Based on Inco’s internal short and long-term commodity price assumptions used by the Company for management decision-making purposes (“Inco’s Price Assumptions”), as at October 2005. Approximately $350 million using First Call Consensus commodity price assumptions for 2006 to 2009 and long-term commodity price assumptions based on an average of nine analyst forecasts as at October 2005.

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practices and economies of scale (approximately $90 million), (3) optimizing material feeds, intermediate product flows and processing facilities (approximately $120 million), and (4) maximizing mine production by accelerating mine development (approximately $30 million).
      After several months of working together with Falconbridge to further evaluate potential opportunities to maximize the value of the companies’ respective mining and processing operations, Inco and Falconbridge have now jointly identified the potential to realize estimated average annual pre-tax run-rate operating and corporate synergies of approximately $550 million,(2) an increase of $200 million from the estimated synergies at the time of the announcement of the Falconbridge Transaction. This increase in the synergies estimate is attributable to developed improvements in the Inco-Falconbridge integration plan and to changes in commodity price assumptions as a result of the improved commodity market outlook since October 2005. Inco believes that it should be able to achieve synergies approaching the average annual pre-tax run rate by approximately 24 months after completion of the Falconbridge Transaction.
      The Inco and Falconbridge synergies/integration team has developed a number of changes to its initial plans for New Inco in order to further optimize material feeds and increase mine production in the Sudbury basin. As a result, Inco is now able to revise its estimate of average annual pre-tax run-rate operating and corporate synergies upwards. This increase in the estimate of synergies is attributable to (1) further cost improvements from more efficient operations, streamlined procurement practices and economies of scale (approximately $10 million), (2) further optimization of material feeds, intermediate product flows and processing facilities (approximately $30 million), and (3) further maximization of mine production by accelerating mine development (approximately $80 million).
      The bulk of the increase in value in the synergies from the Falconbridge Transaction is driven by increased production of copper, nickel and platinum group metals in the Sudbury basin. Some of the key drivers of the additional identified synergies include the following projects:

•	proposed acceleration of the development of three additional Inco North Range orebodies by utilizing the combined infrastructure of Inco and Falconbridge’s existing Coleman/McCreedy and Fraser/Strathcona mines;

•	proposed acceleration of the development of Inco’s Victor orebody by up to five years by utilizing the infrastructure of Falconbridge’s new Nickel Rim mine;

•	a proposed acceleration of the development of Inco’s Blezard orebody by utilizing Falconbridge’s Thayer Lindsley mine; and

•	a proposed reconfiguration of Falconbridge’s Strathcona Mill to permit specialization in processing high copper ore, which would increase recovery rates for the nickel, copper and platinum group metals in that ore.
      Applying revised short and long-term commodity price assumptions to these synergies, based on the improved outlook in commodity markets since October 2005, yields a further increase in the estimated synergies of approximately $80 million.(3)
      The net present value of the estimated average annual pre-tax run-rate operating and corporate synergies of $550 million, using a 7% discount rate, is approximately $3.5 billion on an after-tax basis.
      The Falconbridge Transaction has remained outstanding since October 10, 2005 due to the extended time period required to obtain regulatory clearances from the U.S. Department of Justice and European Commission. These regulatory authorities have raised antitrust/ competition concerns about the effect that the Falconbridge Transaction could have on certain segments of the nickel market. Inco has proposed a remedy to these regulatory authorities to address these concerns, and believes that the regulatory clearances will be obtained on a timely basis in order to allow a closing of the Falconbridge Transaction to take place as early as July 2006. See “Regulatory Matters”.

(2)	Based on Inco’s Price Assumptions, as at May 2006. Approximately $480 million using First Call Consensus commodity price assumptions for 2006 to 2010 and long-term commodity price assumptions based on an average of nine analyst forecasts as at May 2006.

(3)	Based on Inco’s Price Assumptions, as revised in April 2006 to reflect the improved commodity market outlook.

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      On May 18, 2006, Xstrata Canada Inc., a wholly-owned subsidiary of Xstrata plc, filed a take-over bid circular relating to an unsolicited competing offer to purchase all of the outstanding common shares of Falconbridge that it does not already own for Cdn.$52.50 in cash (the “Xstrata Offer”). Falconbridge’s Board of Directors is required to mail a Directors’ Circular to Falconbridge Shareholders responding to the Xstrata Offer by no later than June 2, 2006. The Xstrata Offer is conditional upon receipt of regulatory approvals, including Investment Canada Act approval, and the approval of the Xstrata shareholders at a meeting scheduled for the end of June 2006. See “Regulatory Matters”.
      The foregoing discussion and estimates regarding synergies and the regulatory clearance process for the Falconbridge Transaction each contain forward-looking information and are subject to various risks and assumptions. See “Caution Regarding Forward-Looking Statements”.
UNANIMOUS RECOMMENDATION OF THE BOARD
      The Board believes that the Teck Offer fails to provide full value for Inco and is an attempt by Teck to acquire Inco without offering adequate consideration to Inco Shareholders.
      The Board unanimously recommends that Inco Shareholders REJECT the Teck Offer and NOT TENDER their Inco Shares to the Teck Offer.

NO NEED FOR IMMEDIATE ACTION
      As an Inco Shareholder, there is no need for you to do anything immediately. The Teck Offer is currently open until July 24, 2006. Moreover, the Teck Offer is conditional on the termination of the Falconbridge Transaction, which the Board believes is superior to the Teck Offer and remains committed to completing. The Board intends to communicate further with Inco Shareholders on a timely basis prior to the expiry of the Teck Offer.
      If you have already tendered Inco Shares to the Teck Offer, you should withdraw them as described on pages 39 to 41 of the Teck Circular.
ANALYSIS AND REASONS FOR THE BOARD’S CONCLUSION AND RECOMMENDATION
      The Board has carefully reviewed and considered the Teck Offer, with the benefit of advice from its Financial Advisors and its legal advisors. The following is a summary of the principal reasons for the unanimous recommendation of the Board to Inco Shareholders that they REJECT the Teck Offer and NOT TENDER their Inco Shares to the Teck Offer.
      The Board’s analysis and reasons set forth herein contain forward-looking information, and are subject to various risks and assumptions. See “Caution Regarding Forward-Looking Information”.
1.   The Teck Offer fails to recognize the strategic value of Inco’s world-class assets and growth prospects
      The Board believes that the Teck Offer fails to properly compensate Inco Shareholders for Inco’s world-class assets and growth prospects. Inco is a global leader in nickel, and is poised for significant production growth at a time of highly favourable nickel market fundamentals. The Teck Offer fails to recognize the scarcity value and strategic nature of Inco’s unique assets during a period of significant consolidation in the global mining sector.
A global leader in nickel
      Inco, on a stand-alone basis, is one of the world’s leading metals and mining companies, with large-scale, long-life, low-cost operations; a substantial resource base; and a robust growth profile; which the Company believes will make it the world’s largest producer of finished nickel by 2008. With a leading marketing position and an enviable reputation for technological innovation, Inco is one of the most attractive mining companies for investors on a global basis.

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      The following chart sets forth the 2005 actual and 2006 estimated finished primary nickel production of the world’s leading global nickel producers:
Leading Global Nickel Producers,
by Finished Primary Nickel Production(a)
(thousands of tonnes)

(a)	Source: Nickel Quarterly Report, CRU Analysis, April 2006, Chapter 2, Table 2.6 (“Finished Primary Nickel Production by Company 2005-2010”) and Table S.13.
Long-life mines supported by significant ore reserves
      Inco has a leading nickel ore reserve and mineral resource base with 7.8 million tonnes of contained nickel in ore reserves, 3.1 million tonnes of contained nickel in measured and indicated mineral resources and 9.0 million tonnes of contained nickel in inferred mineral resources estimated as at December 31, 2005.(4)(5) Based on such ore reserves (and not taking into account measured and indicated or inferred mineral resources), production is expected to continue at each of Inco’s well-established operations in Ontario, Manitoba and PT Inco for at least 15 to 29 years, at Inco’s Voisey’s Bay for at least 14 years and at Inco’s Goro development project for at least 30 years. In addition, Inco is actively pursuing the significant potential for expansion or mine life extension at each of these locations. Inco has an extensive inventory of mineral resources and a proven track record of replacing ore reserves over its 100 year history.
      The following chart provides a summary of the estimates of nickel contained in the ore reserves, measured and indicated mineral resources, and inferred mineral resources at each of Inco’s principal properties, as at December 31, 2005, together with the current expected mine life based solely on ore reserves estimated as at that date:

(4)	Please refer to Schedule B — Important Information Regarding Inco’s Ore Reserves and Mineral Resources, including the cautionary note to U.S. and other investors regarding the references to “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, which terms are not recognized by the SEC. U.S. and other investors are cautioned not to assume that part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. U.S. and other investors are cautioned that inferred mineral resources have a great deal of uncertainty as to their existence and their economic and legal feasibility. U.S. and other investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

(5)	The estimates reflect 100% of the ore reserves and mineral resources at each Inco operation or development project. Inco’s share (determined by equity interest) is 6.3 million tonnes of contained nickel in ore reserves, 2.6 million tonnes of contained nickel in measured and indicated mineral resources, and 6.3 million tonnes of contained nickel in inferred mineral resources.

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Inco’s Ore Reserves & Mineral Resources(a)
(millions of tonnes of contained nickel)

(a)	Please refer to Schedule B — Important Information Regarding Inco’s Ore Reserves and Mineral Resources, including the cautionary note to U.S. and other investors regarding the references to “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, which terms are not recognized by the SEC. U.S. and other investors are cautioned not to assume that part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. U.S. and other investors are cautioned that inferred mineral resources have a great deal of uncertainty as to their existence and their economic and legal feasibility. U.S. and other investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

(b)	At the Manitoba operations, mine life assumes operations of the mine and mill only for the period from 2016 to 2022.

(c)	The ore reserves and mineral resources reflected in the charts for PT Inco and Goro are the total ore reserves and total mineral resources at these projects of which Inco owns 61% and 72%, respectively, as at March 31, 2006.

(d)	Production at the Ontario and Manitoba operations decreases over the mine life stated above (based on ore reserves only). However, Inco expects to continue to convert mineral resources in its inventory into ore reserves and add additional mineral resources through its ongoing exploration programmes to maintain current production levels.
Poised for significant growth
      Inco currently has one of the most compelling growth profiles in the mining business. There are only four announced development projects in the world with a capacity of over 45,000 tonnes of nickel per annum scheduled to start full production between 2006 and 2008 — and two of these belong to Inco: Voisey’s Bay and Goro.

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      Inco started initial commercial production of nickel concentrate at Voisey’s Bay in December 2005 and currently expects to commence initial start-up at its Goro nickel project in late 2007 (See “Material Changes and Recent Developments”). Together with planned expansions at the Company’s existing operations in Ontario, Manitoba and PT Inco, these initiatives are expected to increase the Company’s nickel production by 48% on a stand-alone basis from 2005 to 2009, as shown on the chart below.
Inco’s Planned Nickel Production Growth(a)
(thousands of tonnes)

(a)	Source: Inco management estimates. Includes nickel intermediate products sold to third parties, finished nickel produced by Inco from third party feeds, and finished nickel returned to Inco pursuant to third party toll smelting and refining arrangements. Expressed in millions of pounds, the annual figures for the period shown are: 487, 565, 600, 630 and 710, respectively.
Profitability supported by high margins and declining cash costs per unit
      Inco’s global marketing reach and technological leadership in the nickel industry have translated into higher margins, with Inco’s average realized nickel prices consistently exceeding LME cash nickel prices. Inco sells an above average share of its products into higher value-added, differentiated applications (such as alloys, plating and specialty products), and with its global marketing network is able to direct its products to the global regions with the most attractive market dynamics.
      While Inco is already a low-cost producer relative to other major nickel producers, the Company expects this advantage to strengthen as Voisey’s Bay and Goro commence significant production over the next three years. At a time when the global mining industry is experiencing significant cost pressures, including high oil prices, increasing labour costs and exchange rate fluctuations, Inco believes that it will be the only major, publicly traded mining company whose unit cash costs of sales will actually decline in absolute terms in 2006. Inco currently projects that its nickel unit cash cost of sales (after by-product credits) for 2006 will decrease by between 9% and 11% compared with 2005, as low-cost Voisey’s Bay nickel comes on-stream.(6)
Attractive nickel industry fundamentals
      Underpinning Inco’s leading market position and growth profile are the attractive industry fundamentals for nickel.

(6)	Inco’s current guidance is that its nickel unit cash cost of sales (after by-product credits) for 2006 is expected to be in the range of $5,182 to $5,292 per tonne ($2.35 to $2.40 per pound), compared to $5,842 per tonne ($2.65 per pound) in 2005. Nickel unit cash cost of sales (after by- product credits) is a non-GAAP measurement. However, this measurement facilitates the calculation of Inco’s period-to-period changes in production costs using metrics that reflect Inco’s key ongoing cash production costs which, in turn, affect Inco’s profitability and cash flows. Nickel unit cash cost of sales (after by-product credits) captures all of the important cash components of Inco’s production and related costs. For further information, including a reconciliation of Inco’s nickel unit cash cost before and after by-product credits for the periods ended December 31, 2005 and March 31, 2006, please see the Inco 2005 Annual Report on Form 10-K at pages 139 and 140 and the Inco March 31, 2006 Quarterly Report on Form 10-Q at pages 26 and 27.

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      The stainless steel industry, a significant end-use market for nickel, is expected to increase productive capacity to meet projected demand growth, especially in China. However, significant new supply of nickel has been slow to come on stream and there are a limited number of world-class projects or expansions expected to bring on new supply in the future. With most nickel producers currently operating at or near full capacity, and taking into account that any new large scale nickel projects would be highly capital-intensive and typically take seven to ten years to develop from conception to first production, Inco believes the world nickel market will remain in a deficit position until at least 2008 and possibly beyond.
      The following chart sets forth Inco management’s estimate of global supply and demand for nickel from 2000 to 2004, together with management’s forecast for the period from 2000 to 2010, using 2004 as the base year:
World Nickel Supply/Demand Forecast(a)(b)
(thousands of tonnes)

(a)	Source: Inco management estimates

(b)	Inco estimates that actual results for 2005 produced a surplus of 10 kilotonnes. Inco currently forecasts a deficit for 2006. The supply forecast is based on Inco management projections for its own operations plus Inco management’s assessment of the additional supply that will come from existing producers and the startup of new ones. The demand forecast scenarios are based on 5%, 6%, and 6.5% annual growth rates, which were selected as representative for the period given China’s rapid industrialization.
2.   The proposed Teck-Inco combination would be dilutive to Inco’s asset quality
      The Board believes that Inco’s assets offer substantially better prospects for future growth and returns to shareholders than Teck’s current portfolio of assets. Inco Shareholders would receive only approximately 40% of the economic interest in the combined entity in the event the Teck Offer were completed. As a result, a successful Teck Offer would result in a significant dilution of Inco Shareholders’ ownership of Inco’s world-class assets in favour of Teck’s less attractive asset portfolio.
Teck’s short-lived copper assets
      The Highland Valley copper mine, which accounted for approximately 66% of Teck’s copper production(7) and approximately 30% of Teck’s total operating profit in 2005,(8) is scheduled to close in just seven years (following a

(7)	Source: Teck 2005 Annual Report at page 36.

(8)	Source: Teck 2005 Annual Report at page 37.

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recently approved five-year life extension).(9) Teck’s only other copper investment is a 22.5% minority interest in the Antamina mine in Peru.(10) Teck’s economic interest in Antamina (in which Falconbridge has a 33.75% interest) is diminished by a 1.67% net profits royalty payable to Falconbridge on the operation’s total net profit after certain deductions.(11) Teck has no significant mineral reserves or growth projects to replenish this production, with its contained copper in mineral reserves having decreased by approximately 4.2% from December 31, 2000 to December 31, 2005.(12)
Teck’s short-lived and declining-interest zinc assets
      Teck has seen a decrease in its contained zinc in mineral reserves of approximately 27.5% from December 31, 2000 to December 31, 2005.(13) Teck’s Pend Oreille zinc mine is scheduled to close in just six years (2012)(14) and the Lennard Shelf zinc mine (in which it has a 50% interest) has a mine life of only four to five years.(15) While Teck’s largest zinc mine, the Red Dog mine in Alaska, which accounted for approximately 86% of Teck’s zinc production and approximately 16% of Teck’s total operating profit in 2005,(16) offers the prospect of longer-term production, Teck’s economic interest in Red Dog is scheduled to decline substantially over time.(17)
      Teck operates Red Dog under an agreement with a local aboriginal corporation, the NANA Regional Corporation Inc. (“NANA”) and Teck’s interest in the mine is currently subject to an annual advance royalty of the greater of $1 million or a 4.5% of net smelter return payable to NANA. Once Teck has recovered certain capital investment and an interest factor, Teck will be obliged to pay NANA 25% of the net proceeds of production, increasing to 50% in increments of 5% at five-year intervals. Teck has provided guidance that the royalty will convert to 25% net proceeds interest in 2010, assuming metal prices and capital expenditure levels are consistent with those in 2005.(18) However, Inco believes that the conversion could take place as early as 2007 if current commodity prices are sustained.
Teck’s relatively high-cost coal operations
      Teck’s coal operations consist of an effective 45.3% interest in The Elk Valley Coal Partnership, which accounted for approximately 26% of Teck’s operating profit in 2005.(19) The Elk Valley Coal Partnership produces hard coking coal (a subset of metallurgical coal) for export, primarily to Japan. The Elk Valley Coal Partnership has a substantial long-life mineral reserve outlook, but remains a relatively high-cost producer because of its distance from key markets in Asia and its location 1,000 kilometres inland.
      Teck’s coal business is profitable under today’s high commodity prices, but would come under pressure in the event of a reduction in coal prices, whether from greater than expected increases in supply from operations in China or Australia or a weakening of global demand growth. At prices realized in 2003 and 2004 of $43 and $52 per tonne, respectively, Teck’s share of The Elk Valley Coal Partnership’s operating profit averaged only 21% of 2005 levels.(20)

(9)	Source: Teck 2005 Annual Information Form at page 16.

(10)	Source: Teck 2005 Annual Information Form at page 14.

(11)	Source: Teck 2005 Annual Information Form at pages 14 and 15.

(12)	Source: Teck 2005 Annual Information Form at page 22, Teck Corporation 2000 Annual Information Form at page 31 and Cominco Ltd. 2000 Annual Information Form at page 11.

(13)	Source: Teck 2005 Annual Information Form at page 22, Teck Corporation 2000 Annual Information Form at page 31 and Cominco Ltd. 2000 Annual Information Form at page 11.

(14)	Source: Teck 2005 Annual Information Form at page 9.

(15)	Source: Teck March 31, 2006 Quarterly Report at page 10.

(16)	Source: Teck 2005 Annual Report at pages 36 and 37.

(17)	Source: Teck 2005 Annual Report at page 19.

(18)	Source: Teck 2005 Annual Report at page 19.

(19)	Source: Teck 2005 Annual Report at pages 20 and 37.

(20)	Source: Teck 2003 Annual Report at page 27, Teck 2004 Annual Report at page 27 and Teck 2005 Annual Report at page 20.

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Teck’s lack of metal mining development projects
      Teck has no new publicly-announced long-term metal mining projects that are expected to commence production in the near term to make up for its declining production profile in copper and zinc, requiring Teck to pursue growth through opportunistic acquisitions. Teck’s only significant exposure to development projects is a 15% minority stake in the Fort Hills Oil Sands project operated by Petro-Canada (which has a 55% interest). As part of its earn-in agreement, Teck is required to contribute 34% (or Cdn.$850 million) of the first Cdn.$2.5 billion of project expenditures made after March 1, 2005 in order to obtain such 15% interest. The project is currently not expected to commence production until as late as 2011.(21)
Market fundamentals for nickel are superior to Teck’s mix of products
      Inco believes that zinc and hard coking coal, which together constituted 61% of Teck’s 2005 revenues,(22) and would still constitute 27% of pro forma revenues under a Teck-Inco combination,(23) do not offer the same attractive industry fundamentals as nickel and copper.
      In particular, both the zinc business and the hard coking coal business are subject to new supply expected to come on stream from China in the near future. China is currently the world’s largest producer of zinc concentrate (25% of 2005 global supply), refined zinc (approximately 27% of 2005 global supply), and metallurgical coal (approximately 50% of 2005 global supply),(24) while it is a minor producer of both nickel (approximately 5% of 2005 global supply)(25) and copper concentrate (5% of 2005 global supply).(26) Chinese production of zinc and metallurgical coal is largely able to supply the needs of the Chinese domestic market and, indeed, China is currently a net exporter of both of these commodities.(27) Chinese zinc concentrate production has grown by 22% since 2000, and Chinese metallurgical coal production has grown by nearly 50% over the same time period.(28)
      Inco believes that the recent spike in zinc prices can be attributed in large part to short-term supply constraints that will resolve themselves over the medium-term, as new zinc production can be brought on-line more quickly and at a lower capital cost than new nickel or copper production. Inco believes that the market for metallurgical coal has already started to revert back towards long-term average prices, with prices of hard coking coal (the subset of metallurgical coal produced by Teck) expected to decline this year. The Elk Valley Coal Partnership recently announced that it had settled substantially all of its contracts for the 2006 coal year (April 1, 2006 to March 31, 2007) at an average price across all coal products of approximately $107 per tonne, representing a decrease of over 12% from the previous coal year.(29)
      By contrast, Inco believes that the fundamentals underpinning the nickel market offer significantly greater promise. See “— The Teck Offer fails to recognize the strategic value of Inco’s world-class assets and growth prospects — Attractive nickel industry fundamentals”.

(21)	Source: Teck 2005 Annual Information Form at pages 19 and 20.

(22)	Source: Teck 2005 Annual Report at page 89.

(23)	Source: Teck 2005 Annual Report at page 89 and Inco 2005 Annual Report at page 31.

(24)	Brook Hunt & Associates Ltd., “The Long-Term Outlook for Zinc” and McCloskey’s Metallurgical Coal Forecaster Issue No. 15 at pages 43, 119 and 123.

(25)	Source: Nickel Quarterly Report, CRU Analysis, April 2006, Chapter 1, Table 1.5.

(26)	Source: Copper Quarterly Report, CRU Analysis, April 2006, Chapter 2, Table 2.3.

(27)	Source: McCloskey’s Metallurgical Coal Forecaster Issue No. 15 at page 43.

(28)	Source: Macquarie Research Commodities Comment, May 26, 2006, “Strong Growth in Chinese Zinc Production” and McCloskey’s Metallurgical Coal Forecaster Issue No. 15 at pages 43 and 123.

(29)	Source: Teck March 31, 2006 Quarterly Report at page 9.

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3.	The Board believes that the Teck Offer does not reflect an adequate premium for control of Inco
      Due to the rapid pace of consolidation in the global mining industry, the global equity markets currently offer few attractive alternatives to investors seeking exposure to the nickel industry. Accordingly, the Board believes that any premium offered for control of Inco needs to adequately reflect the quality, stature, scarcity value and strategic importance of Inco’s assets and the unique opportunity it would afford an acquiror.
Inadequate premium compared to historical trading ranges
      The Implied Offer Price of the Teck Offer as of May 5, 2006, the last trading day prior to the announcement of Teck’s intention to make the Teck Offer, represented a premium of only 20% to the closing price for Inco Shares on the same day (the “Original Teck Premium”), which the Board believes to be an inadequate premium for control of Inco, particularly when compared to historical trading ranges of the Inco Shares.
      The Implied Offer Price of the Teck Offer as measured by the average of the closing prices for the Teck Class B Subordinate Voting Shares during the 10-day period prior to the announcement of the Falconbridge Transaction on October 10, 2005 (which Inco believes to be the last unaffected trading price of the Inco Shares, in light of the subsequent impact of arbitrage trading activity since that time), constitutes a premium of only 12% (the “Unaffected Teck Premium”) over the average of the closing prices of the Inco Shares during that same period.
      As of May 26, 2006, the last trading day on the TSX prior to the date of this Directors Circular, the Implied Offer Price of the Teck Offer was Cdn.$72.57, representing a premium of only 11% over the closing share price of the Inco Shares on the TSX on May 5, 2006, the last trading day prior to the announcement of the Teck Offer (the “Current Teck Premium”).
      For Inco shareholders that elect to receive Teck Class B Subordinated Voting Shares under the Teck Offer, and actually receive a non pro-rated amount of Teck Class B Subordinated Voting Shares, they will be electing to receive a lower exchange ratio than the historical exchange ratio implied by relative market trading prices for virtually any time over the past five years.

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      The following chart sets forth the historical share exchange ratio between the prices of the Teck Class B Subordinate Voting Shares and the Inco Shares from June 30, 2001 to May 26, 2006, and shows both the impact of the commencement of the Falconbridge Transaction on October 10, 2005 on the Inco Shares and the fact that the Teck Offer seeks to take advantage of the subsequent anomalous dip in the ratio that took place during that period:
Historical Share Exchange Ratio of the Inco Shares and the
Teck Class B Subordinate Voting Shares
Source: Fact Set.

(a)	Under the Teck Offer, Inco Shareholders would receive 0.9776 Teck Class B Subordinate Voting Shares plus Cdn.$0.05 in cash for each Inco Share held.
Inadequate premium compared to precedent transactions
      The premium implied by the Teck Offer measured in virtually any manner is also substantially below average premiums offered in take-overs in both the global mining and Canadian mining sectors (as illustrated in the chart below) during the past six years. In the mining sector, average premiums paid in unsolicited take-overs have historically been higher than the average premiums paid for all take-overs (both unsolicited and otherwise).
      The Board also considered the premiums paid in recent unsolicited nickel transactions. In June 2005, BHP-Billiton paid a 46% premium for WMC Resources, as measured relative to its unaffected trading price on October 27, 2004, the day prior to the announcement by Xstrata of its initial unsolicited take-over bid that preceded the BHP-Billiton offer. In November 2005, Companhia Vale do Rio Doce (“CVRD”) paid a 56% premium for Canico Resource Corp. (“Canico”), as measured relative to its unaffected trading price on September 14, 2005, the day prior to the announcement by CVRD of its initial offer for the shares of Canico. At the time of these transactions, WMC Resources was the world’s third-largest nickel producer and Canico was a development-stage company with a single major nickel project. The Board believes that Inco’s assets and growth potential are more attractive than those of WMC Resources and Canico, both of which were acquired at significantly higher premiums than the one being offered to Inco Shareholders under the Teck Offer.

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

      The following chart illustrates the average premiums paid over the past six years, in transactions globally and in Canada specifically, as well as the Canico and WMC Resources transactions, relative to the Original Teck Premium, the Unaffected Teck Premium, and the Current Teck Premium:
Average Take-Over Premiums
in Recent Precedent Transactions(a)

(a)	Precedent take-over premiums based on target’s unaffected stock price, generally 20 trading days prior to announcement date.

(b)	Source: Thomson Financial and other publicly available information for transactions greater than $1.0 billion from January 1, 2000 to May 16, 2006.

(c)	Source: Thomson Financial and other publicly available information for transactions greater than $500 million from January 1, 2000 to May 16, 2006.

(d)	Source: Thomson Financial and other publicly available information.

(e)	Premium represented by the Implied Offer Price of the Teck Offer as at May 5, 2006 relative to the closing price of the Inco Shares as at May 5, 2006, the last trading day prior to the announcement of the Teck Offer.

(f)	Premium represented by the average Implied Offer Price of the Teck Offer relative to the price of the Inco Shares during the 10 day period prior to the announcement of the Falconbridge Transaction on October 10, 2005 (which Inco believes to be the last unaffected 10 day trading period of the Inco Shares, in light of the subsequent impact of arbitrage trading activity since that time).

(g)	Premium represented by the Implied Offer Price of the Teck Offer as of May 26, 2006, the last trading day on the TSX prior to the date of this Directors’ Circular, relative to the closing price of Inco Shares as at May 5, 2006, the day prior to the announcement of the Teck Offer.
Inadequate premium in view of the attributes of the Teck Class B Subordinate Voting Shares
      In addition, the premium implied by the Teck Offer does not take into account the subordinate voting nature of the Teck Class B Subordinate Voting Shares being offered to Inco Shareholders in exchange for their Inco Shares. The Teck Class B Subordinate Voting Shares deprive Inco Shareholders of voting rights commensurate with their economic interest and significantly reduce the possibility of realizing a future take-over premium, except as may be determined by a small group of holders of Teck Class A Multiple Voting Shares. In view of the nature of the consideration under the Teck Offer, the implied premium should be significantly higher.
The Teck Offer ascribes no value to the Falconbridge break fee
      Despite the fact that the Teck Offer is conditional on a termination of the Falconbridge Transaction and of the Falconbridge Support Agreement, it does not ascribe any value nor provide for any particular treatment for the termination payment of up to $450 million that would be payable to Inco on the occurrence of various specified events set forth in the Falconbridge Support Agreement. In particular, Teck has not undertaken to increase its offer or otherwise provide value to Inco Shareholders for the amount of the relevant termination payment under such circumstances. The value of the full $450 million termination payment on a per fully-diluted Inco Share basis was

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approximately Cdn.$2.17 per share as at May 26, 2006. In the event that circumstances giving rise to the payment of the termination payment under the Falconbridge Support Agreement support occur, the termination payment would in effect fund approximately 30% of the Current Teck Premium that would be paid to Inco Shareholders by Teck.

4.	The Falconbridge Transaction will create superior value for Inco Shareholders compared with the Teck Offer
      The Board believes firstly, that the synergies offered by the Falconbridge Transaction are clearly larger, more tangible and realizable than those offered by the Teck Offer; secondly, that the assets of a combined Inco-Falconbridge will have a longer life and provide a significantly better growth platform than a combined Teck-Inco entity; and thirdly, that nickel and copper provide a more attractive asset mix than the group of products represented by the current Teck portfolio. Unlike the transaction proposed by the Teck Offer, the Falconbridge Transaction offers real industrial logic, sizeable and tangible synergies and an optimal mix of metal exposures and thus offers real value for Inco Shareholders. See “The Falconbridge Transaction” and “The Falconbridge Transaction is Superior to the Teck Offer”.
      Were Inco unable to complete the Falconbridge Transaction for any reason, Inco is committed to exploring other strategic alternatives which would result in superior value creation for Inco Shareholders relative to the Teck Offer.

5.	The timing of the Teck Offer is opportunistic and disadvantageous to Inco Shareholders
      The timing of the Teck Offer takes advantage of a recent short-term period when the relative share price performance of the Inco Shares and the Teck Class B Subordinate Voting Shares has favoured Teck. Between October 7, 2005, the last trading day prior to the announcement of Inco’s intention to make an offer to acquire Falconbridge, and May 5, 2006, the last trading day prior to the announcement of the Teck Offer, the price of the Inco Shares has increased 26.0% on the TSX, while the price of the Teck Class B Subordinate Voting Shares has increased 60.3%. The Board believes this recent discrepancy in the historical share price performance of the two companies is due to two principal factors:

•	the ongoing but temporary impact on the price of the Inco Shares caused by the announcement and pending status of the Falconbridge Transaction; and

•	the recent relative commodity price movements between Inco’s principal commodity product, nickel, on the one hand, and Teck’s principal commodity products, copper, zinc and coal, on the other.
Temporary impact of Falconbridge Transaction on Inco share price
      Inco believes the temporary adverse impact of the announcement of the Falconbridge Transaction on the price of the Inco Shares has resulted in part from typical trading activities and hedging strategies employed by arbitrageurs and other short-term investors in similar share exchange transactions, as well as the perceived uncertainty regarding the timing of completion of the Falconbridge Transaction due to the ongoing regulatory review of the Falconbridge Transaction. The Board expects Inco’s share price to respond positively following a conclusion of the Falconbridge Transaction.
Impact of recent price movements in metal prices
      Inco believes that the recent spike in the price of Teck’s Class B Subordinate Voting Shares relative to the price of the Inco Shares is also due in part to the recent short-term surge in the price of copper and zinc, the principal metals produced by Teck (representing collectively 74% of Teck’s 2005 operating profit),(30) which have respectively increased by 101% and 155% from October 10, 2005, the day of the announcement of the Falconbridge Transaction to the date of this Directors’ Circular. By way of contrast, the price of nickel, Inco’s primary production metal (81% of net sales to customers), has increased by only 76% over such period. Inco believes that the recent outperformance of nickel by copper and zinc is a result of temporary market conditions and volatility and that the prospects for the nickel industry remain strong. See “— The Teck Offer fails to recognize the strategic value of Inco’s world-class assets and growth prospects — Attractive nickel industry fundamentals”, “— The proposed Teck-Inco combination would be

(30)	Source: Teck 2005 Annual Report at page 37.

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significantly dilutive to Inco’s asset quality — Market fundamentals for nickel superior to Teck’s mix of products” and “Material Changes and Recent Developments — Recent nickel market and other developments”.
      The Board believes the timing of the Teck Offer has been opportunistically chosen by Teck in order to maximize the short-term advantage provided by the anomalous pricing difference in their respective metals.
      Based on their respective market prices as of May 26, 2006, zinc is trading at approximately 340% over its five year average trading price and copper is trading at approximately 317% over its five year average trading price. In contrast, nickel is currently only trading at approximately 207% over its five year average trading price.
      The following chart sets forth the relative price performance of zinc, copper and nickel since May 2001:
Relative Commodity Price Performance of Copper, Zinc and Nickel
(May 25, 2001 to May 26, 2006)

Source: Data Stream, Thomson Financial.
Premium illusory due to circumstances
      Inco believes therefore that the premium claimed by Teck is largely illusory, as it is a product of short-term and temporary circumstances that are unlikely to endure. Inco Shareholders should accordingly not tender to a bid that is attempting to take advantage of short-term factors, in order to create the appearance of a premium that would otherwise be largely absent.

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

6.   Teck’s dual-class share structure prejudices Inco Shareholders
      The consideration offered under the Teck Offer is largely in the form of Teck Class B Subordinate Voting Shares. The Teck Class B Subordinate Voting Shares carry one vote per share, while the Teck Class A Multiple Voting Shares carry 100 votes per share.(31)
      As a result, the Teck Class A Multiple Voting Shares currently represent an approximately 69% voting interest in Teck, while representing only approximately a 2% equity interest.(32) An entity controlled by Keevil Holding Corporation currently holds 46% of the Teck Class A Multiple Voting Shares, representing an approximately 32% voting interest in Teck with approximately 1% of the outstanding equity in the company.(33) This dual-class voting structure creates a governance structure in which Teck is effectively controlled by a small group of shareholders whose voting control is supported only by a negligible economic interest in the company. This is to be contrasted with Inco’s “one share, one vote” capital structure, both prior to and following completion of the Falconbridge Transaction, where there is a single class of common shares in which each share carries equal voting entitlements.
      The following chart sets forth the pro forma dual-class share capital structure that would result from a successful completion of completion of the Teck Offer:
Pro Forma Teck-Inco Dual Class Structure

Notes to chart:

(a)	Other includes institutional, retail and other shareholders.

(b)	Figures do not add to 100% due to rounding.

(c)	Based on fully diluted shares outstanding for both Teck Class A Multiple Voting Shares and Teck Class B Subordinate Voting Shares as disclosed in the Teck Offer. Percentages depicted reflect pro forma voting and economic interest in pro forma company.

(d)	In addition to the 209,440 Teck Class A Multiple Voting Shares held directly by Dr. Keevil, this chart assumes that Dr. Keevil controls the 2.15 million Teck Class A Multiple Voting Shares held by an entity controlled by Keevil Holding Corporation.

(e)	Assumes 143.1 million Teck Class B Subordinate Voting Shares are issued to Inco Shareholders, based on full pro ration under the Teck Offer.

(f)	Source: Teck Circular at page 45 and Schedule A-9.
     The holders of the Teck Class A Multiple Voting Shares have the ability to prevent the holders of the Teck Class B Subordinate Voting Shares from entertaining an offer for control of Teck and benefiting from any associated premium. Teck’s dual-class share structure will therefore deprive the holders of the Teck Class B Subordinate Voting

(31)	Source: Teck 2005 Annual Information Form at page 35.

(32)	Source: Teck Circular at page 45 and Schedule A-9.

(33)	Source: Teck Management Proxy Circular dated March 1, 2006 at page 3 and Teck

Circular at page 45 and Schedule A-9.

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Shares of the possibility of any future control premium, except to the extent that a small group of holders of the Teck Class A Multiple Voting Shares decides otherwise.
      Teck has not offered to amend or eliminate its dual-class voting structure as a term of its offer, notwithstanding precedent transactions in which other bidders employing similar dual-class share structures have offered to do precisely this (such as the recent amendment by Mittal Steel Company to its outstanding take-over bid for Arcelor S.A.). On a pro forma basis, if the Teck Offer were successful, the holders of the Teck Class A Multiple Voting Shares would continue to control the combined entity, controlling approximately 57.7% of the votes while holding only approximately 1.3% of the equity in aggregate.
      As a result, a successful Teck Offer would result in the Inco Shareholders being effectively deprived of any meaningful way of influencing the appointment of Teck directors or determining matters brought before shareholders for consideration. The Teck Class B Subordinate Voting Shares permit Teck management to remain entrenched and prevent the marketplace from acting as a check against management inefficiencies and failed corporate initiatives. A successful Teck Offer would therefore represent a substantial disenfranchisement of Inco Shareholders.
7.   The proposed Teck-Inco combination lacks industrial logic and offers few synergies
      A Teck-Inco combination provides no apparent opportunities for savings beyond certain general and administrative costs, given that the companies’ respective operations produce different metals and are located in geographically disparate locations.
      Teck has claimed that, by combining with Inco, it could achieve synergies of “at least Cdn.$75 million” by entering into unspecified joint venture arrangements involving the Falconbridge assets in the Sudbury basin. The synergies which Teck has claimed will be available to it in the Sudbury basin are in fact simply cost savings opportunities that Inco and Falconbridge have already identified and would seek to implement in the event that the Falconbridge Transaction did not close for any reason. While less significant than the full synergies available through a completion of the Falconbridge Transaction, these more limited cost savings would accrue to the benefit of the Inco Shareholders irrespective of the Teck Offer. See “The Falconbridge Transaction is Superior to the Teck Offer”.
      Teck has also claimed that “several hundreds of millions of dollars” in cost savings may be realized by applying its hydrometallurgical process technology originally developed for the refining of copper (the “CESL Process”) to Inco’s nickel operations in Voisey’s Bay and Thompson, Manitoba. Despite Inco’s invitation to Teck to enter into a confidentiality agreement to explore the basis for such claims, Teck has not seen fit to do so.
      Inco is a leader in nickel processing technology and, for over ten years, has been developing its own patented hydromet process which is specifically adapted for processing nickel-bearing concentrates from the Voisey’s Bay deposit (the “Inco Process”). Inco’s technology, which is based on pressure oxidative leaching (POL), has been put into practice at its $80 million demonstration plant in Argentia, Newfoundland. Based on a preliminary review of the CESL Process using available information, Inco’s engineering staff believe that there are no advantages in the CESL Process relative to the Inco Process and that the Inco Process would result in lower capital and operating costs than the CESL Process. Teck has not indicated the basis on which it has estimated the financial benefits of applying its technology, but in the absence of any significant knowledge of the Inco Process, Inco believes that any estimation of such benefits by Teck is highly speculative.
      Teck has also claimed that significant savings could accrue by applying the CESL Process to Inco’s Thompson, Manitoba operations in order to achieve lower atmospheric emissions. This would involve replacing the entire existing Thompson smelter and refinery with a new hydromet plant. In 2005, Inco management conducted a study comparing the cost of a smelter modernization and atmospheric emission abatement program to the cost of constructing a new hydromet plant using the Inco Process. This study showed that implementing the smelter modernization and atmospheric emission abatement program would clearly be more cost-effective than constructing a new hydromet plant at Thompson.

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8.	The Teck Class B Subordinate Voting Shares offered to Inco Shareholders are not listed on a U.S. stock exchange and are less liquid than the Inco Shares
      Teck’s Class B Voting Shares are currently listed only on the TSX, while the Inco Shares are listed on both the TSX and the NYSE.
      The NYSE has historically been an important source of liquidity for the holders of the Inco Shares: over the past twelve months, it represented 59% of the aggregate global trading in the Inco Shares, and as of May 15, 2006 approximately 48.5% of the Inco Shares are held in the United States.
      Teck’s shares are currently not traded on the NYSE; unlike most other major Canadian mining companies of comparable size. As a result, Teck has a significantly lower analyst following and profile among U.S. investors.
      The Inco Shares have approximately three times as much liquidity as the Teck Class B Subordinate Voting Shares, as measured by average daily dollar value volumes over the TSX and NYSE for the 12-month period prior to the announcement of the Falconbridge Transaction ($102 million (Cdn.$125 million) for Inco as compared to $34 million (Cdn.$42 million) for Teck).(34)
      While Teck has stated that it intends to obtain a NYSE listing for the Teck Class B Subordinate Voting Shares as part of its offer for the Inco Shares, there is no assurance that it will be successful, or that its shares will receive significant analyst or investor interest once listed.

9.	Inco’s Financial Advisors have each provided written opinions to the Board that the consideration being offered pursuant to the Teck Offer is, as of the date of such opinions, inadequate from a financial point of view to the Inco Shareholders
      The Board has received written opinions, dated May 29, 2006, from each of the financial advisors, Morgan Stanley, RBC Capital Markets and Goldman Sachs, to the effect that, as of such date and based upon and subject to the assumptions, limitations and qualifications stated in their respective opinions, the consideration offered by Teck under the Teck Offer is inadequate, from a financial point of view, to Inco Shareholders. Copies of the opinions of Morgan Stanley, RBC Capital Markets and Goldman Sachs are attached to this Directors’ Circular as Schedules C, D and E, respectively.
      The Board recommends that you read each of the opinions carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The descriptions and opinions do not constitute a recommendation to Inco Shareholders as to whether they should tender their Inco Shares or if a decision is made to tender, to elect to receive Teck Class B Subordinate Voting Shares or cash or a combination thereof.
Conclusion and Recommendation
      For the principal reasons outlined above, the Board believes that the Teck Offer fails to provide full value for the Inco assets and Inco Shares and is an attempt by Teck to acquire Inco without offering adequate consideration to Inco Shareholders.
      The Board unanimously recommends that holders of Inco Shares REJECT the Teck Offer and NOT TENDER their Inco Shares to the Teck Offer.
      The foregoing summary of the information and factors considered by the Board is not intended to be exhaustive of the factors considered by the Board in reaching its conclusion and making its recommendation, but includes the material information, factors and analysis considered by the Board in reaching its conclusion and recommendation. The members of the Board evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Inco, and based upon the advice of the Board’s Financial Advisors and legal advisors. In view of the numerous factors considered in connection with their evaluation of the Teck Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in

(34)	Source: FactSet

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reaching its conclusion and recommendation. In addition, individual members of the Board may have given different weight to different factors. The conclusion and unanimous recommendation of the Board was made after considering all of the information and factors involved.
THE FALCONBRIDGE TRANSACTION IS SUPERIOR TO THE TECK OFFER
      In the summer of 2005, the Inco Board evaluated a number of strategic alternatives, including merger proposals involving each of Falconbridge and Teck. After careful consideration of various options, the Inco Board determined that a transaction with Falconbridge was the best alternative for the Company and Inco Shareholders.
      Following a review of the Teck Offer after its announcement in May 2006, the Inco Board reaffirmed its view that a combination of Inco and Falconbridge under the Falconbridge Transaction will create superior value for Inco Shareholders compared with a combination of Teck and Inco under the Teck Offer, for the following principal reasons:
      This discussion and estimates regarding synergies contain forward-looking information, and are subject to various risks and assumptions. See “Caution Regarding Forward-looking Statements.”
The synergies offered by the Falconbridge Transaction are clearly larger, more tangible and realizable than those offered by the Teck Offer
      While Teck speculates that it could achieve “up to $75 million” in unspecified synergies through a joint venture with Falconbridge, Inco and Falconbridge have jointly identified the potential to realize unique and tangible estimated annual average pre-tax run-rate operating and corporate synergies of approximately $550 million(35) under the Falconbridge Transaction. Inco believes that it should be able to achieve synergies approaching the average annual pre-tax run rate by approximately 24 months after completion of the Falconbridge Transaction. The estimated net present value of these synergies, using a 7% discount rate, is approximately $3.5 billion on an after-tax basis. Only a merger of Inco and Falconbridge can unlock the full value of the potential synergies between our companies’ contiguous nickel and copper operations in the Sudbury basin. Realizing the significant synergies requires the combination of resources bases, integration of infrastructure, major changes in material flows and long-term commitments and investments, and the cooperation and support of the workforce in Sudbury, which can only be achieved through a merger of Inco and Falconbridge.
      Inco believes that the revised estimate continues to have considerable upside potential. For example, they do not include the potential for additional operational and capital cost savings across the operations of both companies, and, in particular, between Inco’s Goro and Falconbridge’s Koniambo development projects in New Caledonia, or between Inco’s Voisey’s Bay and Falconbridge’s Raglan operations in north-eastern Canada, which operate in close proximity to one another.
      By contrast, combining the Teck and Inco operations offers no apparent immediate operational synergies given that their respective operations will be geographically dispersed and there is relatively little overlap in metal production. See “Analysis and Reasons for the Board’s Conclusion and Recommendation — The proposed Teck-Inco combination lacks industrial logic and offers few synergies.”
New Inco’s assets would have a longer life and provide a significantly better growth platform than a combined Teck-Inco entity
      The combination of Inco and Falconbridge would have world-leading nickel and copper reserve bases, with an attractive portfolio of long-life, low-cost development opportunities.
      New Inco would have the largest nickel ore reserve base in the world (8.1 million tonnes based on 2005 pro forma figures), and a significant use of contained copper in ore reserves base (12.8 million tonnes based on 2005 pro forma

(35)	Based on Inco’s internal short and long-term commodity price assumptions used by the Company for management decision-making purposes (“Inco’s Price Assumptions”), as at May 2005. Approximately $480 million using First Call Consensus commodity price assumptions for 2006 to 2010 and long-term price assumptions for nickel based on an average of nine analyst forecasts as at May 2006. See The Falconbridge Transaction — Updated synergies estimate.

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figures).(36) The combined asset portfolio of Inco and Falconbridge would be uniquely positioned in the metals and mining industry, with significant world-class greenfield projects (including Voisey’s Bay, Goro, Koniambo, Kabanga and Araguaia in nickel and El Morro and El Pachon in copper) and brownfield or expansion projects (including at PT Inco (Bahadopi) and Ontario (Totten and Nickel Rim) in nickel and Collahuasi and Lomas Bayas in copper). Based on its outstanding project pipeline, management believes that New Inco’s nickel production would be expected to increase by approximately 39% from 2005 to 2009, and New Inco’s copper production would be expected to increase approximately 86% from 2005 to 2011.
      In contrast, Teck’s contained copper in mineral reserves and contained zinc in mineral reserves have all decreased between 2000 and 2005.(37) Teck’s production of copper and zinc is expected to decline significantly over the next ten years due to the expected closure of its Highland Valley copper mine (30% of 2005 operating profit),(38) as well as its smaller Pend Oreille and Lennard Shelf zinc mines.(39) Further, Teck’s economic interest in the Red Dog zinc mine (16% of 2005 operating profit) will decline to 75% in 2010 or earlier, and ultimately to 50%.(40)
      While Inco and Falconbridge each have a very strong pipeline of quality, long-term projects, Teck’s assets do not have an attractive growth profile, requiring Teck to pursue growth through opportunistic acquisitions. See “Analysis and Reasons for the Board’s Conclusion and Recommendation — The proposed Teck-Inco combination would be dilutive to Inco’s asset quality”.
New Inco would be focussed on nickel and copper, providing a more attractive asset mix than the group of products represented by the current Teck portfolio.
      New Inco will be primarily a producer of nickel and copper, becoming the world’s largest nickel producer, with pro forma combined 2005 output of 334,727 tonnes (737 million pounds) of nickel and a leading copper producer, with pro forma combined 2005 production of 587,595 tonnes (1.3 billion pounds). The Falconbridge Transaction would enhance Inco and Falconbridge’s market leadership in each of those metals, which the Board believes offer attractive economic fundamentals over the next several years. See “Analysis and Reasons for the Board’s Conclusion and Recommendation — The Teck Offer fails to recognize the strategic value of Inco’s world-class assets and growth prospects” and “Material Changes and Recent Developments — Nickel and Copper Market Updates”.

(36)	Source: Inco 2005 Annual Report at page 12 and Falconbridge 2005 Annual Report at page 105. Please refer to Schedule B — Important Information Relating to Inco’s Ore Reserves and Mineral Resources.

(37)	Source: Teck 2005 Annual Information Form at page 22, Teck Corporation 2000 Annual Information at page 31 and Cominco Ltd. Annual Information Form at page 11.

(38)	Teck 2005 Annual Information Form at page 16 and Teck Annual Report at page 37.

(39)	Source: Teck 2005 Annual Information Form at page 9 and Teck March 31, 2006 Quarterly Report at page 10.

(40)	Source: Teck 2005 Annual Report at pages 19 and 37.

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

      The chart below compares 2005 pro forma sales of New Inco with a combination of Teck and Inco, and indicates that New Inco’s nickel and copper revenues would be significantly larger than those under a Teck-Inco combination, on both an absolute and a relative basis.
Pro Forma Sales by Metal, 2005
(in millions)

(a)	Inco 2005 Annual Report and Falconbridge 2005 Annual Report.

(b)	Inco 2005 Annual Report and Teck 2005 Annual Report.
     Inco believes that zinc and metallurgical coal, which together constitute 61% of Teck’s 2005 revenues,(41) and would still constitute 27% of 2005 revenues on a pro forma basis under a Teck-Inco combination,(42) do not offer the same attractive industry fundamentals as nickel and copper. See “Analysis and Reasons for the Board’s Conclusion and Recommendation — The proposed Teck-Inco combination would be dilutive to Inco’s asset quality — Market fundamentals for nickel are superior to Teck’s mix of products.”
      The proposed combination of Inco and Falconbridge upon the successful completion of the Falconbridge Transaction is subject to certain risks which are described in the section entitled “Risks Related to the Offer” in the Falconbridge Transaction Circular, which section is incorporated by reference herein.
      If Inco is unable to complete the Falconbridge Transaction for any reason, the Board believes Inco has a number of other strategic alternatives, including continuing to pursue the Company’s existing business plan, which would also result in superior value creation for Inco Shareholders relative to the Teck Offer.
NEW INCO SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
      The following selected pro forma consolidated financial information has been delivered to Falconbridge shareholders in connection with Inco’s offer to acquire Falconbridge and should be read in conjunction with Inco’s unaudited pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of PricewaterhouseCoopers LLP thereon, included at Schedule H of this Directors’ Circular. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of Inco and Falconbridge as at March 31, 2006 and gives pro forma effect to the successful completion of the Falconbridge Transaction (including any

(41)	Source: Teck 2005 Annual Report at page 89.

(42)	Source: Teck 2005 Annual Report at page 89 and Inco 2005 Annual Report at page 31.

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Compulsory Acquisition or Subsequent Acquisition Transaction, as defined in the Falconbridge Transaction Circular) as if the transactions occurred on March 31, 2006. The pro forma consolidated statements of earnings for the year ended December 31, 2005 and the three month period ended March 31, 2006 have been prepared, respectively, from the audited consolidated statement of earnings of Inco and Falconbridge for the year ended December 31, 2005 and the unaudited interim consolidated statement of earnings of Inco and Falconbridge for the three month period ended March 31, 2006, and gives pro forma effect to the successful completion of the Falconbridge Transaction (including any Compulsory Acquisition or Subsequent Acquisition Transaction, as defined in the Falconbridge Transaction Circular) as if the transactions occurred on January 1, 2005.
      The selected pro forma consolidated financial information is not intended to be indicative of the operating results or financial condition of the consolidated entities that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Falconbridge Transaction will differ from the pro forma information presented in Schedule H. The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the Falconbridge Transaction, (2) operating efficiencies, cost savings and synergies that are expected to result from the Falconbridge Transaction, or (3) the impact of undertakings that Inco is prepared to make in order to address regulatory clearance requirements, as there are no current agreements providing for implementation of such undertakings which, however, are expected to be carried out after the completion of the Falconbridge Transaction.

	Three Months Ended			Year Ended
	March 31			December 31

			Pro forma			Supplementary
	Inco	Pro forma	Cdn.$(b)	Inco	Pro forma	Pro forma
(in millions of U.S.$)	2006	2006	2006	2005	2005	Cdn.$(b) 2005

Statement of Earnings Data
Revenues	$1,211	$4,069	$4,749	$4,518	$12,666	$14,782
Total costs and operating expenses	886	3,183	3,715	3,284	10,450	12,196
Earnings before minority interest	220	611	713	909	1,577	1,841
Minority interest	18	24	28	73	105	123
Net earnings	202	587	685	836	1,464	1,709

	As at March 31

			Supplementary
	Inco	Pro forma	Pro forma
(in millions of U.S.$)	2006	2006	Cdn.$(b) 2006

Balance Sheet Data
Cash and cash equivalents	$751	$1,692	$1,975
Other current assets	1,925	5,447	6,357
Unallocated purchase price		4,508	5,261
Property, plant and equipment and other non-current assets	9,575	34,102	39,800
Current liabilities excluding current portion of long-term debt	1,132	2,925	3,414
Total debt(a)	1,915	10,135	11,829
Minority interest	768	1,150	1,342
Total shareholders’ equity	5,383	18,483	21,572

(a)	Included in total debt are $750 million of junior preference shares (series 1, 2, and 3). Falconbridge redeemed $500 million of these junior preference shares on April 26, 2006 and announced that the remainder will be redeemed on June 28, 2006.

(b)	The supplementary information represents the translation of pro forma data into Canadian dollars using the exchange rate at the end of March 2006 of 1.1671. Such translation should not be construed as representations that the United States dollar amounts represent or have been or could be converted into, Canadian dollars at that or any other particular rate. These amounts are of limited usefulness and should be used with caution as the functional currency for Inco is the United States dollar. The Canadian dollar amounts are shown only for the convenience of certain readers.

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REGULATORY MATTERS
The Falconbridge Transaction
      The remaining regulatory clearances for the Falconbridge Transaction relate to clearances from the antitrust/ competition authorities at the European Commission (the “EC”) and the U.S. Department of Justice (the “DOJ”). Inco has been pursuing these clearances since October 2005, and, as discussed below, is working towards a final resolution of the remaining clearances as soon as possible, with an expectation of conclusion by not later than mid-July 2006. A “no action letter” was obtained from the Canadian Competition Bureau on January 27, 2006. Since Inco is a Canadian entity, clearance under the Investment Canada Act is not required.
      The EC and the DOJ have been reviewing the combined market share of Inco and Falconbridge in certain segments of the nickel markets. Inco and Falconbridge have proposed a remedy to address the concerns identified by the EC and DOJ, which comprises the divestiture of Falconbridge’s Nikkelverk refinery located in Norway and related marketing organizations which sell the finished nickel and other metal products produced at Nikkelverk, as well as a possible long-term agreement under which Inco would supply nickel-in-matte as feed for Nikkelverk equivalent to the volumes that Falconbridge would have supplied absent the completion of the transaction.
      On May 8, 2006, Inco and Falconbridge received a Statement of Objections from the EC to the Falconbridge Transaction, a normal step in a second phase review of an acquisition with the profile of the Falconbridge Transaction. Inco responded to this Statement on May 22, 2006 in accordance with the applicable timetable for this process.
      Both the EC and the DOJ have raised certain issues with respect to the adequacy of the possible remedy that Inco and Falconbridge have discussed with each regulatory authority. Inco and Falconbridge have been evaluating how those issues can be addressed through changes to the remedy developed by them that would be acceptable to both of them as well as to the EC and to the DOJ. It is currently expected that the EC will complete that review and render its decision on the transaction by July 12, 2006. The DOJ is currently required, based upon understandings previously reached among the DOJ, Inco and Falconbridge, to indicate its final position on the Falconbridge Transaction by early July 2006. Management is confident that it will be able to agree upon the terms of a remedy with both these authorities and receive regulatory clearance.
      Management’s expectations with respect to satisfaction of the regulatory clearances to the completion of the Falconbridge Transaction and the anticipated timing of achievement of the relevant milestones in the regulatory clearance process are subject to various risks and assumptions. See “Caution Regarding Forward-Looking Statements”.
The Xstrata Offer
      Xstrata announced the Xstrata Offer on May 17, 2006. Xstrata has not indicated when (or whether) it commenced the regulatory clearance process relating to the Xstrata Offer. Inco has received no indication that it has done so. Similarly, Xstrata has not announced receipt of any of its required clearances. As described in the Xstrata Circular, the Xstrata Offer is subject to antitrust/ competition clearances in Canada, the United States and Europe. Since Xstrata is a non-Canadian entity, an acquisition of Falconbridge by Xstrata also requires pre-clearance and approval of the Minister of Industry under the Investment Canada Act, based on the Minister being satisfied that Xstrata’s acquisition of Falconbridge would be of “net benefit to Canada”. Further, the Xstrata Offer is subject to obtaining the approval of its shareholders, and has stated that it expects a shareholder meeting for that purpose to occur by the end of June 2006.
The Teck Offer
      Teck announced the Teck Offer on May 8, 2006 and commenced its regulatory clearance process in the United States on May 16, 2006 and in Canada on May 17, 2006. Teck has not, as of the date of this Directors’ Circular, announced receipt of any of its required clearances. As described in the Teck Circular, the Teck Offer is subject to antitrust/ competition clearances in Canada, the United States and Europe.

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BACKGROUND TO THE TECK OFFER AND RESPONSE OF INCO
      Since 2003, Inco has evaluated a number of external growth and strategic transaction opportunities on an ongoing basis. Inco has focussed on external opportunities in nickel based on its belief in strong nickel market fundamentals to enhance Inco’s position and to create value for Inco Shareholders. These opportunities included discussions between Inco and Falconbridge that took place in the spring and summer of 2004 as part of the Noranda auction process undertaken by Brascan Corporation (the predecessor to what is now Brookfield Asset Management Inc.) and its affiliates and including reviews of other external acquisition possibilities in the nickel industry. In July 2005, Inco’s management committee, chaired by the Company’s Chairman and Chief Executive Officer, Mr. Scott M. Hand, asked the Company’s Strategic Planning and Corporate Development Department, along with two of Inco’s external advisers, Morgan Stanley and RBC Capital Markets, to review potential external growth opportunities, including merger and acquisition candidates, and to report back on the relative attractiveness of these opportunities to the management committee and the Board of Directors in September 2005. Falconbridge was one of the merger and acquisition possibilities included within the mandate of the strategic review process, as was Teck.
      During August and early September of 2005, discussions took place between senior management of Inco and Falconbridge with respect to how they could work together on potential joint commercial opportunities that would create additional operating efficiencies and other mutually desirable cost savings. As the investigation of joint commercial opportunities continued, Inco concluded that opportunities to create even greater efficiencies might exist in the context of a combination of the two companies. As a result, an examination of a potential acquisition of Falconbridge by Inco was restarted, following earlier discussions between the two companies that had taken place in 2004 as part of the Noranda auction process. This examination included updated analyses of the potential operating and other synergies from such a combination. By early September 2005 discussions between Inco and Falconbridge began to focus on whether Inco would be interested in pursuing an acquisition of the newly merged Falconbridge (following the amalgamation of Noranda and Falconbridge Limited, a predecessor corporation of Falconbridge, that took place as of June 30, 2005).
      On August 15, 2005, Mr. Donald L. Lindsay, Chief Executive Officer of Teck, raised the notion with Mr. Hand of a “merger of equals” transaction with Inco. Mr. Lindsay also suggested the concept of a three-way merger involving Teck, Inco and Falconbridge. Mr. Hand advised Mr. Lindsay that Inco would be considering various alternatives with its Board of Directors at its September meeting and that he would raise these proposals with the Inco Board.
      On August 16, 2005, the Inco Board of Directors met to discuss, among other things, the ongoing work to enhance shareholder value and certain strategic opportunities that Inco would be evaluating, which included a possible transaction involving Falconbridge. Mr. Hand also discussed the contacts made by representatives of Teck and the concepts that they had described to him directly and through their financial advisors. Mr. Hand indicated that presentations would be made at the next Board meeting on September 18, 2005 with respect to these considerations.
      On September 14, 2005, Mr. Hand received a letter dated September 13, 2005 from Dr. Norman B. Keevil, the Chairman of Teck, which indicated that Teck would be interested in a possible combination between Inco and Teck. Dr. Keevil noted that in addition to a “merger of equals” Teck would also consider an arrangement which would involve a premium for Inco Shareholders, including a substantial cash component.
      On September 18, 2005, the Inco Board held its meeting and received presentations from the management committee, the Strategic Planning and Corporate Development Department and the Financial Advisors. The Board discussed the ongoing discussions with Falconbridge and the proposal raised by Teck in Dr. Keevil’s letter to Mr. Hand. Following the presentations and discussions regarding the strategic review process and the various options identified, the Inco Board of Directors unanimously determined that the Falconbridge discussions represented the most attractive opportunity to the Company among these options, which had included a possible business combination with Teck. Accordingly, the Board authorized senior management of Inco to continue to pursue preliminary discussions with Falconbridge and to conduct further investigations into the merits of an acquisition of Falconbridge.
      On September 26, 2005, Mr. Hand informed Dr. Keevil in a telephone conversation that his letter of September 13, 2005 had been discussed with the Board during a regularly scheduled meeting on September 18, 2005

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and although the Board was appreciative of Teck’s interest in Inco, it did not have an interest in pursuing a transaction involving the combination of the companies due in part to the low synergy potential between those two companies.
      On October 10, 2005, representatives of Inco met with representatives of Falconbridge and advised that, subject to final approval by the Board, Inco was prepared to proceed with the Falconbridge Transaction on the basis of Cdn.$34.00 in cash per Falconbridge Share or 0.6713 of an Inco Share per Falconbridge common share and Cdn.$0.05 in cash, in each case at the election of the Falconbridge shareholder, subject to a maximum amount of cash consideration available under the Falconbridge Transaction of Cdn.$2,872,648,913 and subject to a maximum of 200,702,404 Inco Shares issuable under the offer, and to reaching final agreement on the terms of the Falconbridge Support Agreement. On October 10, 2005, the Board of Directors of each of Falconbridge and Inco met separately to consider the Falconbridge Transaction and to receive advice from their respective financial and legal advisors. The Board reviewed the proposed final terms of the Falconbridge Transaction and the Falconbridge Support Agreement and discussed various financial and legal matters relating to the Falconbridge Transaction. Following discussions, the Board unanimously approved the Falconbridge Transaction and authorized Inco’s senior management to enter into the Falconbridge Support Agreement on behalf of Inco. On October 10, 2005, the Falconbridge Support Agreement was finalized and executed by Inco and Falconbridge and the Falconbridge Transaction was publicly announced prior to the opening of the financial markets on the morning of October 11, 2005. The background to the Falconbridge Transaction is described in more detail in the Falconbridge Transaction Circular.
      On December 9, 2005, Mr. Hand met with Mr. Lindsay. Mr Lindsay confirmed that Teck had previously been considering making an offer for the Inco Shares, but that it had decided not to proceed with such a transaction.
      On February 10, 2006, Mr. David O’Brien, a director and a member of the Corporate Governance and Nominating Committee of Inco, received a letter from Dr. Keevil in which Dr. Keevil reiterated Teck’s interest in a potential combination of Teck and Inco and its willingness to consider proposing a significant premium with a cash component as high as 50%, in the event Inco were to be released from its covenants and obligations under the Falconbridge Support Agreement as a result of the passage of time. On February 21, 2006, Mr. Hand replied to Dr. Keevil reaffirming Inco’s commitment to the Falconbridge Transaction.
      On February 27, 2006, Mr. Hand met with Mr. Lindsay at a mining conference in Tampa, Florida, and discussed Inco’s continued commitment to the Falconbridge Transaction. The concept of a three-way merger was discussed but Mr. Hand expressed reservations, among others, about the issues created by Teck’s multiple voting shares and indicated he would like to talk to Dr. Keevil about the matter. Mr. Lindsay stated that Teck did not intend to intervene in the Falconbridge Transaction or make a proposal on an unsolicited basis but that a combination of Teck and Inco would be worth pursuing, in the event that Inco was unable to complete the Falconbridge Transaction for any reason. Mr. Hand reported this discussion to the Board at its meeting on March 4, 2006.
      On May 8, 2006, Teck announced its intention to make the Teck Offer. On that same date, Inco’s Board met by conference call to discuss the Teck Offer and Inco issued a press release announcing that it had reviewed Teck’s announcement of its intention to offer to acquire Inco and that the Board would review and evaluate a formal offer from Teck when it became available.
      On May 10, 2006, the Board met and considered the announced intention of Teck to make the Teck Offer and reports were received from Inco’s legal advisors, the Financial Advisors, and Inco management regarding both the Teck Offer and the Falconbridge Transaction.
      On May 10, 2006, Mr. Hand met with Mr. Lindsay and Mr. Derek Pannell, the Chief Executive Officer of Falconbridge to discuss the possibility of a transaction involving all three of their companies.
      On May 11 and 12, 2006, the Board convened to further consider the announced Teck Offer as well as a proposal to revise the Falconbridge offer to increase the cash consideration offered to Falconbridge shareholders pursuant to the terms of that offer. Mr. Hand called Dr. Keevil after the board meeting on May 12, 2006 to discuss Teck’s interest in a transaction involving the three companies and was told that Dr. Keevil was unable to take the call and would return the call at a later time.

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      On May 13, 2006, the Board met to receive reports from its financial advisors, Morgan Stanley, RBC Capital Markets and Goldman Sachs, with respect to the proposed increase in the consideration offered in the Falconbridge Transaction, and to further consider the announced Teck Offer. Following receipt of legal and financial advice on the proposed revised transaction with Falconbridge, the Inco Board met in an executive session with its legal advisors to discuss the proposed transaction after the representatives of management (including Messrs. Hand, Jones and Fish) had recused themselves. Following a unanimous determination by the non-management directors to approve the transaction, the full Board reconvened to approve the revised Falconbridge offer. The Board resolved to, among other things: increase the maximum amount of cash available under the Falconbridge Transaction and thereby increase the consideration payable under the Falconbridge Transaction for the Falconbridge common shares (i) from Cdn.$34.00 in cash to Cdn.$51.17 in cash, and (ii) from 0.6713 of an Inco Share and Cdn.$0.05 in cash to 0.6927 of an Inco Share and Cdn.$0.05 in cash, in each case, at the election of holders of Falconbridge Shares and subject to pro ration.
      Following the approval by the Board, the terms of the Fourth Amending Agreement to the Falconbridge Support Agreement were negotiated and ultimately settled by Inco and Falconbridge and their respective legal advisors. Upon the conclusion of the negotiations by Inco and Falconbridge, and the execution and delivery by Inco and Falconbridge of, the Fourth Amending Agreement later that day on May 13, 2006, Inco and Falconbridge announced the increased offer.
      On May 17, 2006, Xstrata announced its intention to make an unsolicited offer, through a subsidiary, to acquire all of the outstanding common shares of Falconbridge not already held by it for Cdn.$52.50 in cash per Falconbridge share. On May 18, 2006, Xstrata filed a take-over bid circular with the securities regulatory authorities in Canada and the United States.
      On May 22, 2006, the Board passed a written resolution pursuant to which it resolved to postpone the “Separation Time” (as defined in the Rights Plan) under the amended and restated shareholders rights plan dated April 20, 2006 between Inco and CIBC Mellon Trust Corporation (the “Rights Plan”) to a later date to be determined by the Board
      On May 23, 2006, Teck filed the Teck Circular with the securities regulatory authorities in Canada and the United States.
      On May 25, 2006, a meeting of the Board took place at which the Board received reports from its Financial Advisors and its legal advisors regarding the terms of the formal Teck Offer. In addition to instructing management of the Company to continue working to complete the Falconbridge Transaction, the Board considered and reviewed the feasibility and desirability of exploring and investigating certain types of possible transactions or combinations thereof, including corporate transactions that would allow the Company to remain as an independent, publicly held company, a merger, amalgamation or other combination involving the Company, including without limitation certain possible three-way transactions including a transaction with both Falconbridge and Teck, the issuance of equity or other securities of the Company and the acquisition by the Company or others of Inco Shares by take-over bid or otherwise, all subject to compliance with its obligations under the Falconbridge Support Agreement. After considerable discussion, the Board resolved that it was desirable and in the best interests of the Company and the Inco Shareholders to continue to explore and investigate, with the assistance and advice of its Financial Advisors and legal advisors, one or more of such transactions, while continuing to comply with its obligations under the Falconbridge Support Agreement. The Board noted that the initiation or continuation of such activities may be dependent upon future actions with respect to the Teck Offer and the Falconbridge Transaction.
      On May 29, 2006, a meeting of the Board took place, at which each of the Financial Advisors presented their respective opinions addressed to the Board that, as of the date of such opinions and based upon and subject to the assumptions, limitations and qualifications stated therein, the consideration to be paid pursuant to the Teck Offer is inadequate, from a financial point of view, to the Inco Shareholders. The Board unanimously resolved to recommend to Inco Shareholders that they reject the Teck Offer and not tender their Inco Shares. The Board also approved the Directors’ Circular and its mailing to the Inco Shareholders.
      As part of the process of exploring alternatives to the Teck Offer, representatives of the Company have had discussions, and expect to have discussions and negotiations after the date hereof with third parties with respect to certain of the matters referred to in the preceding paragraphs. As and when deemed advisable by management, the

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Board has authorized management of the Company to provide confidential information relating to the Company to third parties, upon the execution by such third parties of a confidentiality agreement satisfactory to the Company.
      The Board has determined that other than the disclosure set forth in this document, disclosure as to the substance of discussions and negotiations concerning, or the possible terms of, or potential parties to, any transaction or proposal of the type referred to above prior to reaching an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and has, accordingly, adopted a resolution directing that no such disclosure with respect to any such transaction shall be made until an agreement has been reached.
OPINIONS OF THE FINANCIAL ADVISORS
      Each of Morgan Stanley, RBC Capital Markets and Goldman Sachs was retained to assess the Teck Offer and to provide advice to the Board in connection with the Teck Offer. Each of Morgan Stanley, RBC Capital Markets and Goldman Sachs has delivered a written opinion addressed to the Board concluding that, on the basis of the assumptions, limitations and qualifications set forth in the opinion delivered by each of them, as of the date thereof, the consideration to be paid pursuant to the Teck Offer is inadequate, from a financial point of view, to the Inco Shareholders.
      The full texts of the written opinions of each of Morgan Stanley, RBC Capital Markets and Goldman Sachs are attached as Schedules C, D and E, respectively, to this document. You are urged to read each of the opinions carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The opinions address only the adequacy of the consideration offered under the Teck Offer from a financial point of view to the Inco Shareholders. The descriptions and the opinions do not constitute a recommendation to any Inco Shareholder as to whether they should tender their Inco Shares or, if a decision is made to tender, elect to receive Teck Class B Subordinate Voting Shares or cash or a combination thereof.
INTENTIONS OF DIRECTORS AND SENIOR OFFICERS
      The Board has made reasonable enquiries of each director and senior officer of Inco. The directors and senior officers of Inco have each indicated their intention, and the intention of their respective associates, to reject the Teck Offer and not tender the respective Inco Shares of which they are the record or beneficial owner to the Teck Offer.
SHAREHOLDER RIGHTS PLAN
      Inco’s Rights Plan is set out in a Shareholder Rights Plan Agreement, as amended and restated as noted below, entered into between Inco and CIBC Mellon Trust Company, as Rights Agent, and is designed to (i) encourage the fair and equal treatment of Inco Shareholders in connection with any bid for control of Inco by providing them with more time than the minimum statutory period during which such bid must remain open in order to fully consider their options, and (ii) provide Inco’s Board with additional time, if appropriate, to pursue other alternatives to maximize shareholder value.
      The Rights Plan was initially approved by Inco’s Board in September 1998 and became effective in October 1998. It was amended in certain respects by Inco’s Board in February 1999 to ensure that it was consistent with rights plans which had been recently adopted by other Canadian companies. The amended plan was approved by the Inco Shareholders at our 1999 Annual and Special Meeting of Inco Shareholders in April 1999. In February 2002, Inco’s Board approved certain minor amendments to the Rights Plan to ensure that its terms remained consistent with other rights plans in Canada and unanimously recommended that the Rights Plan, as proposed to be amended, be reconfirmed, as amended and restated, by the Inco Shareholders. Such reconfirmation was obtained at our Annual and Special Meeting of Inco Shareholders in April 2002. In February 2005, the Board approved certain further minor amendments to the Rights Plan to reflect, among other things, changes in Inco’s capital structure since April 2002, including the issuance of convertible debt securities, and unanimously recommended that the Rights Plan, as proposed to be amended, be reconfirmed, as amended and restated, by the shareholders. Such reconfirmation was obtained at our Annual and Special Meeting of Inco Shareholders in April 2005. The plan remains in effect until October 2008.

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      The Rights Plan was not proposed or implemented in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over. A summary of the Rights Plan is set out in the attached Schedule G. That summary only includes the material terms and conditions of the Rights Plan, the full text of which is contained in the Shareholder Rights Plan Agreement. The summary is qualified by and is subject to the full terms and conditions of such agreement, a copy of which is publicly available on www.sedar.com.
      The Rights Plan is designed to ensure that the Board has adequate and sufficient time to seek enhanced shareholder value in circumstances where an unsolicited take-over bid has been made. Teck has not made a “Permitted Bid.” In addition, Teck has made the Teck Offer conditional on the Rights Plan or its effect being terminated through, for example, a waiver by the Board of the application of the Rights Plan to the purchase of the Inco Shares by Teck pursuant to the Teck Offer.
      The Board intends to use the Rights Plan only to advance Inco Shareholder interests and, accordingly, has deferred the “Separation Time” (as defined in the Rights Plan) under the Rights Plan and continues to evaluate the application of the Rights Plan to the Teck Offer in light of its obligations to Inco Shareholders.
OWNERSHIP OF SECURITIES OF INCO
      As at May 26, 2006, the issued and outstanding capital of the Company consisted of 198,207,231 Inco Shares. The Company also had certain additional securities convertible into or exercisable for Inco Shares, as set forth below:

		Total Number of
		Inco Shares into
		which Securities are
	Total Issued and	Convertible or
	Outstanding	Exercisable
Security	(as at May 26, 2006)	(as at May 26, 2006)

Inco Share Purchase Warrants	10,773,245	10,773,245
Convertible Debentures due 2023	$180,670,000 (amount payable at maturity)	5,769,769
3 1/2 % Subordinated Convertible Debentures due 2052	$225,545,000 (principal amount)	8,670,469
Zero Coupon Convertible Notes due 2021 (“LYONS”)	$194,212,000 (amount payable at maturity)	5,156,911
Options	2,538,539	2,034,913
      The names of the directors and senior officers of Inco, the positions held by them with Inco and the designation, percentage of class and number of outstanding securities of Inco beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are as follows:

		Securities of Inco Beneficially Owned,
		Directly or Indirectly(a)

				Inco Share			Deferred	PT Inco
		Inco		Purchase		% Options	Share	Common
Name	Position with Inco	Shares(b)		Warrants(c)	Options	Outstanding	Units(d)	Shares(e)

Ronald C. Aelick	President, Asia Pacific	24,706		—	74,000	2.92%	—	—
Stephanie E. Anderson	Vice President and Treasurer	1,410		—	29,000	1.14%	—	—
Glen A. Barton	Director	21,432	(f)	—	10,000	0.39%	8,000	—
Edward H. Bassett	Vice President, Capital Projects and Engineering	2,890	(g)	—	17,000	0.67%	—	—
Subhash Bhandari	Vice President and Chief Information Officer	3,662		—	8,315	0.33%	—	—

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

		Securities of Inco Beneficially Owned,
		Directly or Indirectly(a)

				Inco Share			Deferred	PT Inco
		Inco		Purchase		% Options	Share	Common
Name	Position with Inco	Shares(b)		Warrants(c)	Options	Outstanding	Units(d)	Shares(e)

Angus A. Bruneau	Director	5,745		1,125	—	—	13,740	—
Ronald C. Cambre	Director	—		—	10,000	0.39%	13,661	—
Mark Cutifani	President, North America/ Europe	1,834		—	28,000	1.10%	—	—
Mark J. Daniel	Vice President, Human Resources	10,943		—	14,500	0.57%	—	—
Robert D. J. Davies	Executive Vice-President and Chief Financial Officer	758		—	—	—	—	—
Bruce R. Drysdale	Vice President, Government and Public Affairs	1,142		—	11,500	0.45%	—	—
Philippus F. du Toit	Managing Director, Voisey’s Bay Nickel Company Limited	3,401		—	15,000	0.59%	—	—
Anthony O. Filmer	Vice President, Research and Development	185		—	—	—	—	—
Simon A. Fish	Executive Vice President, General Counsel and Secretary	3,966		—	—	—	—	—
Peter J. Goudie	Executive Vice President, Marketing	21,135		—	301,000	11.86%	—	248,000
Scott M. Hand	Chairman and Chief Executive Officer	222,579	(h)	—	308,000	12.13%	—	200,000
Janice K. Henry	Director	—		—	—	—	8,271	—
Samantha Hogg	Vice President, Marketing	—		—	—	—	—	—
Chaviva M. Hosek	Director	—		—	10,000	0.39%	12,394	—
John B. Jones	Vice President, Business Development-Asia	4,704		—	68,000	2.68%	—	—
Peter C. Jones	President and Chief Operating Officer	61,354		—	155,800	6.14%	—	76,000
Gary G. D. Kaiway	Vice President, Taxation	2,278		—	9,438	0.37%	—	—
William B. Kipkie	Vice President, Inco Special Products	2,549		—	32,500	1.28%	—	—
Ronald A. Lehtovaara	Vice President and Comptroller	4,742		—	36,000	1.42%	—	—
John T. Mayberry	Director	3,000		—	—	—	10,065	—
Francis Mer	Director	788		—	—	—	2,633	—
William A. Napier	Vice President, Environment and Health	3,516		—	38,000	1.50%	—	—
David P. O’Brien	Director	7,942		225	10,000	0.39%	12,410	—
Roger Phillips	Director	7,000		—	5,000	0.20%	10,411	—
S. Nicholas Sheard	Vice President, Exploration	1,943		—	10,000	0.39%	—	—
Richard E. Waugh	Director	—		—	—	—	4,184	—

(a)	The information as to securities of Inco beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Inco, has been furnished by the respective directors and senior officers.

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

(b)	The number of Inco Shares indicated in the column represents, in each case, less than 1% of the outstanding Inco Shares.

(c)	The number of Warrants indicated in the column represents, in each case, less than 1% of the outstanding Warrants.

(d)	Inco awards deferred share units (“DSUs”) to its non-employee directors pursuant to its Non-Employee Director Share Ownership Plan (the “Ownership Plan”). The DSUs awarded under the Ownership Plan are bookkeeping entries on the books of Inco that represent the value of an Inco Share at the time of the award. In conjunction with a director’s retirement from the Board, the DSUs are cashed out by Inco based upon the fair market value of the Inco Shares at such time.

(e)	PT Inco common shares indicated in this column were purchased by Mr. Goudie, Mr. Hand and Mr. Jones on the Jakarta Stock Exchange as private investments.

(f)	17,993 Inco Shares are held by Glen A. Barton Revocable Trust with Glen A. Barton as trustee.

(g)	Mr. Bassett holds 2,590 Inco Shares in his own name and 300 Inco Shares are registered in the name of Mona Noreen Bassett.

(h)	There are 48,241 Inco Shares registered in Mr. Hand’s name, 222 Inco Shares registered in the name of Katherine Hand, his daughter and 174,116 Inco Shares registered in the name of Scott M. Hand and Ellen M. Hand, his wife.
     To the knowledge of the directors and senior officers of Inco, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of Inco, and no person or company acting jointly or in concert with Inco owns any securities of Inco.
ARRANGEMENTS BETWEEN INCO AND ITS DIRECTORS AND SENIOR OFFICERS
      Except as described herein, or in Part IV — Director and Executive Compensation in Inco’s Proxy Circular and Statement, dated February 17, 2006, which was sent to Shareholders in connection with Inco’s 2006 Annual Meeting of Shareholders, which Part IV is incorporated herein by reference except to the extent the disclosure herein supersedes certain information contained in Part IV, there are (i) no material arrangements, agreements or understandings between Inco or its affiliates and any of the directors, senior officers or affiliates of Inco, nor are there any arrangements, agreements or understandings made or proposed to be made pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to Inco’s directors or senior officers remaining in or retiring from office if the Teck Offer is successful, and (ii) no actual or potential conflicts of interest between Inco or its affiliates and the senior officers, directors or affiliates of Inco.
Executive Employment Agreements
      In order to encourage them to remain in the Company’s service, the Company has entered into agreements (“Executive Employment Agreements”) with each of (i) Scott M. Hand, (ii) Peter C. Jones, (iii) Peter J. Goudie and (iv) Robert D.J. Davies (collectively, the “Senior Officers”) which entitle them, in the event of (a) involuntary termination of employment (except for cause) or resignation under circumstances making such resignation not wholly voluntary (“Good Cause Resignation”) or (b) involuntary termination of employment (except for cause) or a Good Cause Resignation within two years following a change in control of the Company (as defined in such agreements), to continue to receive salary and certain other payments and benefits (including payments to which they would be entitled under certain incentive plans as a result of a change in control and participation in medical, insurance and certain other benefit plans) for a severance period not exceeding 36 months, and to exercise for a period of up to five years any vested or unvested share options and related SARs outstanding as of the date of an involuntary termination of employment or Good Cause Resignation. Assuming that the conditions in the Teck Offer are satisfied and Teck takes up and pays for Inco Shares, the Teck Offer would result in a “change of control”. These agreements also provide that, during such severance period, each such Senior Officer will continue to receive applicable age and service credits under the Company’s non-qualified retirement plans but such retirement benefits would generally not be payable until the expiration of such severance period, and will also be entitled to certain gross up payments in respect of certain U.S. excise taxes, if applicable, payable under these Executive Employment Agreements as a result of an involuntary termination or Good Cause Resignation following a change in control under (b) above. The rights outlined in this paragraph are in lieu of any rights which such individual would have had at common law and are in addition to rights which such individual may have upon an involuntary termination of employment pursuant to other benefit plans (other than severance plans) of the Company.
      The Company has also entered into agreements with each of Ronald C. Aelick, Stephanie E. Anderson, Edward H. Bassett, Subhash Bhandari, Mark Cutifani, Mark J. Daniel, Bruce R. Drysdale, Anthony O. Filmer, Simon A. Fish,

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

Samantha Hogg, John B. Jones, Gary G.D. Kaiway, William B. Kipkie, Ronald A. Lehtovaara, William A. Napier and S. Nicholas Sheard (the “Other Officers”) under which such Other Officers will be entitled, in the event of involuntary termination of employment (except for cause) or Good Cause Resignation within two years following a change in control of the Company (as defined in such agreements), to receive substantially the same compensation and other benefits as those referred to in the preceding paragraph. Such rights are in lieu of any rights which such Other Officers would have had at common law and are in addition to rights which they may have upon an involuntary termination of employment pursuant to other benefit plans (other than severance plans) of the Company.
      The Company has also agreed to provide standard relocation expenses to Scott M. Hand and Peter J. Goudie should they elect to relocate from Canada to their country of origin following (i) involuntary termination of employment (except for cause) or Good Cause Resignation or (ii) retirement. In addition to standard relocation expenses, the Company has also agreed to provide supplemental assistance to Mr. Hand, including a transition allowance and certain financial assistance with respect to Canadian departure taxes, if any. The Company has also agreed to provide normal transportation expenses to Robert D.J. Davies should he elect to relocate from Canada to his country of origin in the event of involuntary termination of employment (except for cause) or Good Cause Resignation.
      All outstanding options and related share appreciation rights which have been granted under the 2001 Key Employee Incentive Plan and the 2005 Key Employee Incentive Plan (collectively, the “KEIPs”) will become vested and exercisable in full in the event of a change of control (as defined in the KEIPs).
Personnel Retention Program
      Following the announcement of the Teck Offer, Inco evaluated various matters relevant to personnel retention to ensure that its ability to maintain its business and achieve an optimal outcome for the Inco Shareholders would not be damaged by the loss of critical personnel during the period of extreme uncertainty caused by the Teck Offer. In addition, the Board considered that the Company had previously deferred its annual grant of stock options until the completion of the Falconbridge Transaction. On May 11, 2006, the Board determined that it was in the best interests of the Company to put in place certain initiatives designed to ensure that the commitment and job performance of the personnel in question do not suffer as a result of the distractions created by the Teck Offer. Accordingly, the Board approved (i) guaranteed severance arrangements (the “Severance Arrangements”) for approximately 25 key employees of the Company not named above (the “Key Employees”) and (ii) cash retention payments (the “Retention Arrangements”) for a broader group of employees of the Company. The Retention Arrangements were provided to each of Scott M. Hand, Peter J. Goudie, Robert D.J. Davies, Ronald C. Aelick, Mark Cutifani and Simon A. Fish on May 29, 2006, and to the remaining Other Officers, Key Personnel and other employees of the Company, generally corresponding to the group of employees of the Company and its subsidiaries who are eligible to receive option awards each year. Payments under the Retention Arrangements are payable in cash upon the earlier of (i) March 31, 2007, and (ii) the occurrence of a change of control (as that term is defined in the Retention Arrangements). Inco believes that the initiatives described above are consistent with industry practice. Furthermore, the Board has determined, in the aggregate, that the incremental costs of the Severance Arrangements and the Retention Arrangements would not be a material cost to Inco nor a deterrent to the Company being able to pursue and potentially realize upon other strategic alternatives.
ARRANGEMENTS BETWEEN TECK, INCO AND
THE DIRECTORS AND SENIOR OFFICERS OF INCO
      To the knowledge of Inco, there are (i) no arrangements or agreements made or proposed to be made, nor any understandings between, Teck and any of its directors, senior officers or affiliates, on the one hand, and Inco and any of its directors, senior officers or affiliates, on the other hand, including any arrangements, agreements or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to Inco’s directors or senior officers remaining in or retiring from office if the Teck Offer is successful; and (ii) no actual or potential conflicts of interest between Teck, its directors, senior officers or affiliates, on the one hand, and Inco, its directors, senior officers or affiliates, on the other hand. No directors or senior officers of Inco are also directors or senior officers of Teck or any of its subsidiaries.

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

TRADING IN SECURITIES OF INCO
      Neither Inco nor any of the directors, senior officers, affiliates or subsidiaries of Inco and, to the knowledge of the directors and senior officers, after reasonable enquiry, none of such persons’ respective associates has engaged in any transaction in securities of Inco during the six-month period preceding the date of this Directors’ Circular and except for the trades listed below and under the heading entitled “Issuances of Securities of Inco to the Directors and Senior Officers of Inco”.

			Designation and No.	Price per
Name	Nature of Trade	Date of Trade	of Securities	Security

Stephanie E. Anderson	Disposition in Public Market	March 3, 2006	7,000 Inco Shares		$51.50
Glen A. Barton	Acquisition in Public Market	December 1, 2005	22 Inco Shares		$45.22
	Acquisition under Purchase/ Ownership Plan	February 16, 2006	375 Inco Shares		$47.28
	Acquisition under Purchase/ Ownership Plan	February 16, 2006	281 Inco Shares		$47.44
	Acquisition in Public Market	March 2, 2006	38 Inco Shares		$50.35
Subhash Bhandari	Disposition in Public Market	March 2, 2006	700 Inco Shares		$50.13
	Disposition in Public Market	March 2, 2006	100 Inco Shares		$50.15
	Disposition in Public Market	March 2, 2006	385 Inco Shares		$50.16
Mark J. Daniel	Disposition in Public Market	February 27, 2006	1,200 Inco Shares		$49.44
	Disposition in Public Market	March 3, 2006	3,000 Inco Shares		$51.50
Philippus F. du Toit	Disposition in Public Market	March 3, 2006	2,500 Inco Shares		$51.50
Peter J. Goudie	Disposition in Public Market	March 7, 2006	500 Inco Shares		$48.10
	Disposition in Public Market	March 7, 2006	7,500 Inco Shares		$48.07
Gary G. D. Kaiway	Disposition in Public Market	March 3, 2006	2,062 Inco Shares		$51.23
	Disposition in Public Market	March 3, 2006	815 Inco Shares	C	dn.$58.70
Francis Mer	Acquisition under Purchase/ Ownership Plan	February 16, 2006	325 Inco Shares		$47.28
	Acquisition under Purchase/ Ownership Plan	February 16, 2006	75 Inco Shares		$47.44

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

			Designation and No.	Price per
Name	Nature of Trade	Date of Trade	of Securities	Security

David P. O’Brien	Acquisition under Purchase/ Ownership Plan	February 16, 2006	325 Inco Shares	C	dn.$54.82
S. Nicholas Sheard	Disposition in Public Market	March 3, 2006	300 Inco Shares		$51.67
	Disposition in Public Market	March 3, 2006	700 Inco Shares		$51.62
ISSUANCES OF SECURITIES OF INCO TO THE DIRECTORS AND SENIOR OFFICERS OF INCO
      No Inco Shares or securities convertible into Inco Shares have been issued to the directors and senior officers of Inco during the two-year period preceding the date of this Directors’ Circular except as set out in Schedule F.
OWNERSHIP OF SECURITIES OF TECK
      None of Inco or the directors or senior officers of Inco or, to their knowledge after reasonable enquiry, any of their respective associates owns, directly or indirectly, or exercises control or direction over, any securities of Teck.
INTERESTS IN MATERIAL CONTRACTS OF TECK
      None of Inco or the directors or senior officers of Inco or, to their knowledge after reasonable enquiry, any of their respective associates has an interest in any material contract of Teck.
MATERIAL CHANGES AND RECENT DEVELOPMENTS
Amendment to the Falconbridge Offer
      The directors and senior officers of Inco are not aware of any other information that indicates any material change in the affairs of Inco since March 31, 2006, the date of the last published unaudited interim financial statements of Inco, except as described herein.
      On May 15, 2006, Inco filed a material change report with Canadian securities regulatory authorities, on SEDAR, reporting Inco entering into a fourth amending agreement (the “Amending Agreement”) with Falconbridge dated May 13, 2006, to amend the Falconbridge Support Agreement originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006 and March 21, 2006, respectively. Under the terms of the Amending Agreement, Inco agreed to increase the cash consideration offered to holders of Falconbridge common shares to Cdn.$51.17 per Falconbridge common share pursuant to the Falconbridge Transaction. As a result, Falconbridge shareholders will be entitled to elect to receive either Cdn.$51.17 in cash for each share held or 0.6927 of a common share of Inco plus Cdn.$0.05 in cash for each Falconbridge common share held, subject in each case to pro ration based upon the maximum amount of cash available and the maximum number of Inco Shares issuable, under the Falconbridge Transaction.
      The full text of this report is available on SEDAR at www.sedar.com.
      Inco expects to mail a notice of variation to holders of Falconbridge common shares reflecting the revised Falconbridge offer on or about May 31, 2006.
Nickel and Copper Market Updates
      In Inco’s view, four key factors account for nickel’s projected future market strength: (i) strong rebounding world stainless steel output; (ii) a tighter stainless steel scrap market; (iii) persistent strength in non-stainless nickel demand; and (iv) limited nickel supply growth. These four factors are expected to translate into a nickel supply/ demand deficit for the next several years.

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

      During the first quarter of 2006, the LME benchmark cash nickel price rose, averaging $14,811 per tonne ($6.72 per pound), as compared with a fourth quarter 2005 average of $12,628 per tonne ($5.73 per pound). Inco believes that this rise was due principally to strong nickel demand from a sharp recovery in the production of nickel-containing stainless steel, the principal end-use for primary nickel, and due to a strong inflow of buying by hedge funds. This upturn in LME cash nickel prices has continued in April and May with the April price averaging $17,942 per tonne ($8.14 per pound) and with the benchmark price for the period from May 1, 2000 to May 26, 2006, averaging $20,868 per tonne ($9.47 per pound). The LME cash nickel price was $20,705 per tonne ($10.30 per pound) on May 26, 2006, the last trading day on the TSX before the date of this Directors’ Circular.
      Inco believes that nickel demand strengthened in the first quarter of 2006 principally due to the recovery in stainless steel production but also from the other sectors of nickel demand. The oversupply condition that existed in nickel-containing stainless steel during the second half of 2005 has ended, and producers are ramping up stainless steel output to meet stronger demand. Stainless steel prices have improved significantly and continue to rise. There was also continued strong demand for nickel from non-stainless steel applications such as the aerospace, oil and gas, construction and plating markets. On the nickel supply side, growth has continued to be slow as production disruptions have curtailed output from several producers, including seven to eight week production disruptions of approximately 2,200 tonnes (1,000,000 pounds) per week at PT Inco, as of May 24, 2006, due to a temporary shutdown of one of its four furnaces. See “— PT Inco Fire”. Nickel producer inventories remain at low levels and, if there are additional supply disruptions, supply would be further tightened. In line with these tight nickel market conditions, LME cash nickel prices have been rising and this has been accompanied by decreases in LME nickel stocks/ inventory. Inco currently believes that the market will remain strong throughout the balance of 2006 led by a recovery in stainless steel production.
      The LME benchmark cash copper price has averaged $4,944 per tonne ($2.24 per pound) for the first quarter of 2006, as compared with a fourth quarter 2005 average of $4,297 per tonne ($1.95 per pound). For the month of April 2006, the LME cash copper price averaged $6,388 per tonne ($2.90 per pound) and from May 1 to 19, 2006, the price has averaged $8,016 per tonne ($3.64 per pound). The LME cash price set a new record of $8,788 per tonne ($3.99 per pound) on May 12, 2006. The LME cash copper price was $8,301 per tonne ($3.77 per pound) on May 26, 2006, the last trading day on the TSX before the date of this Directors’ Circular.
      Copper prices continue to be driven by strong demand, very low inventories, supply constraints, operating disruptions and strong hedge fund buying. Demand has been supported by ongoing economic growth in the United States, notwithstanding the recent difficult hurricane season. Demand for copper and copper products is expected to remain strong over the next 18 months driven by strong global economic growth and continued strong demand in China and India.
      Inco believes that the world’s refined copper production capacity expansions currently in the planning pipeline will be barely sufficient to meet forecast demand. This supply-demand balance would imply high utilization rates for existing operations and the continuation of low levels of inventory which when combined with the risk of further unexpected supply disruptions is expected to result in volatile copper prices over the next few years.
      Inco’s Management expectations with respect to nickel prices, copper prices, the recovery in stainless steel production, nickel supply, and demand for nickel, nickel from non-stainless steel applications, copper and copper products are subject to various risks and assumptions. See “Caution Regarding Forward-Looking Statements”.
Actions Against Goro Development Project
      On the evening of April 1, 2006, protesters committed a series of actions against Inco’s Goro development project in New Caledonia. Various public roads leading to the Goro project site were blocked and trucks, excavators and building materials were vandalized. In addition, the main water supply to the project site was cut off and pipes that were to have been used in the water supply pipeline to the project were damaged. French military police were mobilized to remove the protesters and secure the site, having particular regard to the safety of workers. The construction site was shut down over a three-week period, with a phased remobilization that commenced in late April.

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

      Inco is currently assessing the extent of the damage to the site and estimating the remediation and other costs to the project which will be attributable to these actions. Inco is also currently assessing the extent to which these actions will affect the schedule for the initial start-up of the project.
Construction of New UTILITY® Nickel Plant in China
      On May 5, 2006, Inco confirmed its plans to proceed with the construction of a new facility in Dalian, Liaoning Province, China for the production of UTILITY nickel, a refined form of nickel product for the special needs of the stainless steel industry. The new plant will have a nominal capacity of 32,000 tonnes per year. Feed for the new plant, consisting of intermediate forms of nickel, will be supplied by Inco’s Goro development project and other sources. Construction work on the $63 million facility is expected to commence in the third quarter of 2006, with commissioning expected to take place in the first half of 2008.
      Management’s expectations and estimates with respect to the construction of a new facility in China are subject to various risks and assumptions. See “Caution Regarding Forward-Looking Statements”.
PT Inco Fire
      On May 24, 2006, a fire occurred at one of the four electric furnaces at PT Inco’s Sorowako operations. While PT Inco is currently investigating the causes of the fire and assessing its impact, preliminary indications are that it will be approximately seven to eight weeks before the electric furnace returns to normal operating levels. PT Inco estimates that, until the electric furnace is operating at normal levels, PT Inco’s production of nickel-in-matte, an intermediate nickel product, will be reduced by approximately 2,200 tonnes (one million pounds) per week.
      Management’s estimates and expectations with respect to operations at PT Inco are subject to various risks and assumptions. See “Caution Regarding Forward-Looking Statements”.
Ontario Operations Tentative Labour Agreement
      On May 29, 2006, Inco reached a tentative agreement with the United Steelworkers union, which represents employees at its mining and processing operations in Sudbury, Ontario and Port Colborne, Ontario. Details of the proposed new three-year agreement will not be made public until the union has had the opportunity to present the tentative agreement to its membership. Voting to approve the contract has been scheduled for May 31, 2006.
OTHER INFORMATION
      Except as disclosed in this Directors’ Circular, no information is known to the directors of Inco that would reasonably be expected to affect the decision of the holders of Inco Shares to accept or reject the Teck Offer.
OTHER MATTERS
      The principal office of Inco is located at 145 King Street West, Suite 1500, Toronto, Ontario, M5H 4B7 and the telephone number at such office is (416) 361-7511. The principal office of Teck is located at 600 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L9.
      Inco is a reporting issuer or equivalent in all provinces of Canada and in the United States. Inco makes regulatory filings with the Canadian provincial securities authorities, which documents are available under the Company’s profile at www.sedar.com, and with the SEC, which documents are available at www.sec.gov.
      This document will be filed with the SEC as an exhibit to Inco’s Solicitation/ Recommendation Statement on Schedule 14D-9. Inco Shareholders are advised to read this Directors’ Circular and the Solicitation/ Recommendation Statement on Schedule 14D-9 (including the other exhibits thereto) in their entirety because they contain important information. Copies of the Solicitation/ Recommendation Statement on Schedule 14D-9 are, and any other documents filed by Inco in connection with the Teck Offer will be, available free of charge at the SEC’s website at www.sec.gov, from Inco at www.inco.com or from Georgeson Shareholder.

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED
      Each of Morgan Stanley, RBC Capital Markets and Goldman Sachs was retained to render financial advisory services to the Board in connection with the analysis and consideration of, and response to, the Teck Offer and the Falconbridge Transaction. The Company will pay each of the Financial Advisors reasonable and customary compensation for their services and will reimburse each of them for their reasonable out-of-pocket expenses. The Company has agreed to indemnify each of the Financial Advisors against certain liabilities arising out of or in connection with their engagement.
      The Company has retained Georgeson Shareholder to assist it in connection with the Company’s communications with Inco Shareholders with respect to the Teck Offer. Georgeson Shareholder will receive reasonable and customary compensation for its services and reimbursement for its reasonable out-of-pocket expenses. The Company has agreed to indemnify Georgeson Shareholder against certain liabilities arising out of or in connection with the engagement.
      The Company has also retained Kekst and Company and Lute & Company as its public relations advisors (the “Public Relations Advisors”) in connection with the Teck Offer and certain related matters. The Company will pay each of its Public Relations Advisors reasonable and customary compensation for their services and will reimburse each of them for their reasonable out-of-pocket expenses. The Company has agreed to indemnify each of its Public Relations Advisors against certain liabilities arising out of or in connection with the engagement.
      Except as set forth above, neither Inco nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to Inco Shareholders in connection with the Teck Offer.
STATUTORY RIGHTS
      Securities legislation in certain of the provinces and territories of Canada provides security holders of the Company with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
DIRECTORS’ APPROVAL
      The contents of this Directors’ Circular have been approved and the delivery thereof has been authorized by the Board.

REJECT THE TECK OFFER AND DO NOT TENDER YOUR INCO SHARES

CONSENT OF MORGAN STANLEY & CO. INCORPORATED
      We hereby consent to the reference to our opinion, dated May 29, 2006, in the cover letter to the circular of the Board of Directors of Inco Limited, dated May 29, 2006 (the “Circular”), and under the captions “Questions and Answers about the Inadequate Offer from Teck Cominco Limited”, “Summary”, “Analysis and Reasons for the Board’s Conclusion and Recommendation”, “Background to the Teck Offer and Response of Inco” and “Opinions of the Financial Advisors” and to the inclusion of the foregoing opinion in the Circular.

New York, New York May 29, 2006	Morgan Stanley & Co. Incorporated

(signed) William J. Dotson, Jr. Managing Director

CONSENT OF RBC CAPITAL MARKETS
      We hereby consent to the reference to our opinion, dated May 29, 2006, in the cover letter to the circular of the Board of Directors of Inco Limited, dated May 29, 2006 (the “Circular”), and under the captions “Questions and Answers about the Inadequate Offer from Teck Cominco Limited”, “Summary”, “Analysis and Reasons for the Board’s Conclusion and Recommendation”, “Background to the Teck Offer and Response of Inco” and “Opinions of the Financial Advisors” and to the inclusion of the foregoing opinion in the Circular.

Toronto, Ontario	RBC Dominion Securities Inc.
May 29, 2006

CONSENT OF GOLDMAN, SACHS & CO.

PERSONAL AND CONFIDENTIAL
May 29, 2006
Board of Directors
Inco Limited
145 King Street West
Suite 1500
Toronto, Ontario M5H 4B7
Re:  Directors’ Circular, dated May 29, 2006, and related Schedule 14D-9 of Inco Limited
Ladies and Gentlemen:
Reference is made to our opinion letter, dated May 29, 2006, with respect to whether the Consideration (as defined in the opinion letter) proposed to be paid pursuant to the offer made by Teck Cominco Limited to purchase all of the outstanding common shares (the “Company Shares”) of Inco Limited (the “Company”) is inadequate from a financial point of view to the holders of Company Shares.
The foregoing opinion letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, directors’ circular or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the above-referenced Directors’ Circular and Schedule 14D-9.
In that regard, we hereby consent to the reference to our opinion in the cover letter to the above-referenced Directors’ Circular and under the captions “Questions and Answers about the Inadequate Offer from Teck Cominco Limited”, “Summary”, “Analysis and Reasons for the Board’s Conclusion and Recommendation”, “Background to the Teck Offer and Response of Inco” and “Opinions of the Financial Advisors” and to the inclusion of the foregoing opinion in the above-referenced Directors’ Circular and to the inclusion of the foregoing opinion in the above-mentioned Schedule 14D-9.

Very truly yours,

Goldman, Sachs & Co.

CERTIFICATE
DATED: May 29, 2006
      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value of the market price of the securities subject to the Teck Offer within the meaning of the Securities Act (Québec).
On behalf of the Board of Directors

(Signed) Chaviva M. Hosek	(Signed) Janice K. Henry
Director	Director

SCHEDULE A — GLOSSARY
      Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Directors’ Circular:
“Amending Agreement” means the amending agreement entered into by Inco and Falconbridge on May 13, 2006, to amend the Falconbridge Support Agreement;
“Board” means the board of directors of Inco;
“Cash Alternative” has the meaning set forth in the Teck Circular;
“CESL Process” has the meaning set forth under “Analysis and Reasons for the Board’s Conclusion and Recommendation — The proposed Teck-Inco combination lacks industrial logic and offers few synergies”;
“China” means the People’s Republic of China;
“Current Premium” has the meaning set forth under “Analysis and Reasons for the Board’s Conclusion and Recommendation — The Teck Offer does not reflect an adequate premium for control of Inco”;
“Executive Employment Agreement” has the meaning set forth under “Agreements between Inco and its Directors and Senior Officers — Executive Employment Agreements”;
“Falconbridge” means Falconbridge Limited;
“Falconbridge Support Agreement” means the support agreement entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006 and May 13, 2006;
“Falconbridge Transaction” means the proposed acquisition by Inco of all of the issued and outstanding common shares of Falconbridge by way of a take-over bid made pursuant to the Falconbridge Support Agreement;
“Falconbridge Transaction Circular” means the take-over bid circular in respect of the Falconbridge Transaction dated October 24, 2005, as amended or supplemented by the Notice of Extension dated December 14, 2005, Notice of Extension dated January 19, 2006, Notice of Extension dated February 27, 2006 and Notice of Variation dated May 29, 2006;
“Financial Advisors” means Morgan Stanley, RBC Capital Markets and Goldman Sachs;
“Georgeson Shareholder” means Georgeson Shareholder Communications Inc.;
“Goldman Sachs” means Goldman, Sachs & Co.;
“Good Cause Resignation” has the meaning set forth under “Arrangements Between Inco and Its Directors and Officers — Executive Employment Agreements”;
“Implied Offer Price of the Teck Offer” as of a particular date, means the amount that is equal to (i) Cdn.$28.00 plus (ii) 0.6293 multiplied by the closing price of the Teck Class B Subordinate Voting Shares as at that date on the TSX;
“Inco” or the “Company” means Inco Limited, a corporation incorporated under the laws of Canada and, where the context requires, its consolidated subsidiaries, incorporated units and divisions and joint ventures;
“Inco Process” has the meaning set forth under “Analysis and Reasons for the Board’s Conclusion and Recommendation — The proposed Teck-Inco combination lacks industrial logic and offers few synergies”;
“Inco Shareholders” means the shareholders of Inco and “Inco Shareholder” means any one of them;
“Inco Shares” means the common shares of Inco;
“KEIPs” has the meaning set forth under “Arrangements Between Inco and its Directors and Senior Officers-Executive Employment Agreements”;
“LME” means the London Metal Exchange;
“Morgan Stanley” means Morgan Stanley & Co. Incorporated;
“New Inco” means the corporation that will result from the successful completion of the Falconbridge Transaction;
“Noranda” means Noranda Inc., a predecessor corporation of Falconbridge that existed prior to the amalgamation of Noranda and Falconbridge Limited to form Falconbridge effective June 30, 2005;

A-1

“NYSE” means the New York Stock Exchange Inc.;
“Officer” has the meaning set forth under “Agreements between Inco and its Directors and Senior Officers — Executive Employment Agreements”;
“Original Teck Premium” has the meaning set forth under “Analysis and Reasons for the Board’s Conclusion and Recommendation — The Teck Offer does not reflect an adequate premium for control of Inco”;
“Other Officers” has the meaning set forth under “Arrangements Between Inco and its Directors and Officers — Executive Employment Agreements”;
“Public Relations Advisors” means, collectively, Kekst and Company and Lute & Company;
“RBC Capital Markets” means RBC Dominion Securities Inc.;
“Rights Agent” means CIBC Mellon Trust Company;
“Rights Plan” means the Shareholder Rights Plan Agreement dated as of September 14, 1998, as amended and restated as of April 20, 2005, between Inco and CIBC Mellon Trust Company;
“SEC” means the United States Securities and Exchange Commission;
“senior officer” has the meaning assigned to it in the Securities Act (Ontario);
“Teck” means Teck Cominco Limited, a corporation continued under the laws of Canada;
“Teck Circular” means the take-over bid circular accompanying the Teck Offer;
“Teck Class A Multiple Voting Shares” means the Class A common shares of Teck;
“Teck Class B Subordinate Voting Shares” means the Class B subordinate voting shares of Teck;
“Teck Offer” means the offer made by Teck dated May 23, 2006 to purchase all of the outstanding Inco Shares;
“TSX” means the Toronto Stock Exchange;
“Xstrata” means Xstrata plc, a corporation incorporated under the laws of England and Wales;
“Xstrata Circular” means the take-over bid circular accompanying the Xstrata Offer; and
“Xstrata Offer” means the offer made by Xstrata dated May 18, 2006 to purchase all of the outstanding common shares of Falconbridge.

A-2

SCHEDULE B — IMPORTANT INFORMATION REGARDING
INCO’S ORE RESERVES AND MINERAL RESOURCES
CAUTIONARY NOTE TO U.S. AND OTHER INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
      Cautionary note to U.S. and other investors — This document uses the terms “measured”, “indicated” and “inferred mineral resources”. We advise U.S. and other investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. and other investors are cautioned not to assume that any part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in special cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. While the SEC permits registered U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce at the time of the reserve determination, it does permit Canadian companies such as Inco to disclose information about their mineral resources in their filings with the SEC in accordance with Canadian regulatory requirements.
      As required by National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators (“NI 43-101”), estimates of measured, indicated and inferred mineral resources conform to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of those terms as at the date of estimation.
      Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of mineral deposits in these categories of mineral resources will ever be upgraded to a higher category of mineral resources or converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under NI 43-101, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.
ORE RESERVES/ MINERAL RESERVES
      Inco estimates its ore reserves in accordance with applicable rules and regulations of the SEC, including the definitions thereunder, including “proven ore reserves” and “probable ore reserves”.
      In accordance with NI 43-101, Inco also estimates its mineral reserves in compliance with the CIM definitions, including “mineral reserve”, “proven mineral reserve” and “probable mineral reserve”. If Inco’s ore reserve estimates as of December 31, 2005 were prepared in accordance with the CIM definitions for “mineral reserve”, “probable mineral reserve” and “proven mineral reserve”, there would be no substantive difference in such estimates from the total estimates for proven and probable ore reserves referred to in this Directors’ Circular.
      Definitions of all of these terms are included in Inco’s Annual Report on Form 10-K for the year ended December 31, 2005.
ASSUMPTIONS, PARAMETERS AND METHODS
      Inco’s ore reserve and mineral resource estimates contained in this Directors’ Circular are all as at December 31, 2005. These estimates, as well as details relating to key assumptions, parameters, and methods used to estimate Inco’s ore reserves and mineral resources, as well as a general discussion of relevant factors, are included in Inco’s Annual Report to Inco Shareholders and Annual Report on Form 10-K for the year ended December 31, 2005. Please refer to the notes associated with the estimates contained in these documents for important related information. These documents may be found on Inco’s website at www.inco.com or on SEDAR at www.sedar.com or on the SEC’s website at www.sec.gov.
QUALIFIED PERSONS
      In accordance with applicable Canadian securities regulatory requirements, including NI 43-101, Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral

Resources, and Dr. Lawrence B. Cochrane, Director of Mines Exploration, each as a qualified person within the meaning of such National Instrument, indirectly supervised the preparation of the ore reserves and mineral resource estimates as of December 31, 2005 and each has, in accordance with the requirements of NI 43-101, conducted either directly by himself or indirectly through employees of Inco reporting directly or indirectly to him, a comprehensive review and confirmation of the application of the detailed procedures, systems and processes the Company has developed and implemented for the purpose of verifying such data. Each of Mr. Sheard, Dr. Tavchandjian and Dr. Cochrane, as well as the responsible persons described in the notes of the Inco’s 2005 Annual Report to Inco Shareholders and in the notes Inco’s Annual Report on Form 10-K for year ended December 31, 2005 also periodically check the adequacy of such procedures, systems and processes which are intended to provide sufficient verification of such data based upon recognized sampling, analytical testing, modelling and other procedures in the mining industry.
INCO’S ESTIMATED ORE RESERVES AND MINERAL RESOURCES
      The following are Inco’s estimates of ore reserves and mineral resources as of December 31, 2005, which are reproduced from Inco’s Annual Report on Form 10-K for the year ended December 31, 2005. Please see the Annual Report on Form 10-K for detailed notes and other information regarding these estimates.
Total Estimated Ore Reserves as of December 31, 2005
(in millions of tonnes (Mt) except as indicated)(a)(b)(f)

						Platinum	Palladium	Gold
		Quantity	Nickel	Copper	Cobalt	(grams/	(grams/	(grams/
	Class	(Mt)	(per cent)	(per cent)	(per cent)	tonne)	tonne)	tonne)

ONTARIO OPERATIONS(c) (100% owned)
Operating Mines	Proven	69	1.22	1.32	0.04	0.6	0.7	0.2
	Probable	42	1.30	1.71	0.03	1.1	1.1	0.4
	Total/Average	111	1.25	1.47	0.04	0.8	0.8	0.3
Non-Operating Mines	Proven	—	—		—	—	—	—
	Probable	48	1.13	0.98	0.04	0.7	0.8	0.3
	Total/Average	48	1.12	0.98	0.04	0.7	0.8	0.3
Undeveloped Properties	Proven	1	1.09	0.50	0.03	0.1	0.1	—
	Probable	3	1.41	0.97	0.05	0.5	0.3	0.1
	Total/Average	4	1.38	0.93	0.05	0.4	0.3	0.1
Total	Proven	69	1.22	1.32	0.04	0.6	0.7	0.2
	Probable	94	1.22	1.31	0.04	0.9	0.9	0.3
	Total/Average	163	1.22	1.31	0.04	0.8	0.8	0.3
MANITOBA OPERATIONS(c)
(100% owned)
Operating Mines	Proven	14	1.94	0.13	—	—	—	—
	Probable	11	1.86	0.12	—	—	—	—
	Total/Average	25	1.90	0.13	—	—	—	—
PT INCO(d)
(61% owned)
Mining Areas	Proven	59	1.80	—	—	—	—	—
	Probable	88	1.81	—	—	—	—	—
	Total/Average	147	1.80	—	—	—	—	—
VOISEY’S BAY PROJECT(d)
(100% owned)
Operating Mine	Proven	29	2.99	1.73	0.15	—	—	—
	Probable	3	0.64	0.37	0.03	—	—	—
	Total/Average	32	2.75	1.59	0.14	—	—	—

						Platinum	Palladium	Gold
		Quantity	Nickel	Copper	Cobalt	(grams/	(grams/	(grams/
	Class	(Mt)	(per cent)	(per cent)	(per cent)	tonne)	tonne)	tonne)

GORO PROJECT(e)
(72% owned)
Development Property	Proven	96	1.34	—	0.12	—	—	—
	Probable	24	2.01	—	0.09	—	—	—
	Total/Average	120	1.48	—	0.11	—	—	—

NOTES:

(a)	The ore reserves at each operation or project represent 100% of the ore reserves at such operation or project. Inco’s share (determined by equity interest) of such ore reserves is set out in brackets by operation or project.

(b)	The estimates shown in the above tables may reflect rounding differences and accordingly, may not be consistent with certain of the subtotals or total numbers shown.

(c)	The ore reserve estimates for the Ontario and Manitoba operations and the Voisey’s Bay project are of in-place material after adjustments for mining dilution and mining recovery. No adjustments have been made to these estimates for metal losses due to processing (beneficiation, smelting and refining at the Ontario and Manitoba operations and beneficiation at the Voisey’s Bay project).

(d)	The ore reserve estimates for PT Inco Sorowako Mine represent Dry Kiln Product and include factors for dilution and ore losses due to mining and screening recovery during ore preparation. The estimated ore reserves do not include nickel losses due to smelting. For the PT Inco Pomalaa Mine, where the ore is sold under a Cooperative Resource Agreement with PT Aneka Tambang Tbk, the estimated ore reserves are adjusted for dilution and ore losses due to mining only.

(e)	For the Goro project, the ore reserve estimates include factors for dilution due to mining and for ore losses due to mining recovery and screening recovery during feed preparation. The ore reserve is estimated using a screened fraction recovered of minus 50 millimetres. The ore reserve estimates do not include the nickel or cobalt losses due to processing. Inco’s ownership interest in the Goro Project is 72% as at March 31, 2006.

(f)	The ore reserve classification is dependent on drill spacing, mining method and mining selectivity.
Total Estimated Measured and Indicated Mineral Resources as of December 31, 2005
(in millions of tonnes (Mt) except as indicated)(a)(b)(c)

		Quantity	Nickel	Copper	Cobalt	Platinum	Palladium	Gold
	Class	(Mt)	(per cent)	(per cent)	(per cent)	(grams/tonne)	(grams/tonne)	(grams/tonne)

ONTARIO OPERATIONS
(100% owned)
Operating Mines	Measured	11	1.20	1.09	0.05	0.6	0.7	0.3
	Indicated	18	1.42	1.63	0.05	0.9	1.1	0.4
	Total/Average	29	1.34	1.43	0.05	0.8	1.0	0.3
Non-Operating Mines	Measured	—	—	—	—	—	—	—
	Indicated	13	1.45	0.54	0.05	0.2	0.2	—
	Total/Average	13	1.45	0.54	0.05	0.2	0.2	—
Undeveloped Properties	Measured	0.4	1.03	0.35	0.05	—	—	—
	Indicated	4.3	1.16	0.89	0.05	0.6	1.2	0.2
	Total/Average	5	1.15	0.85	0.05	0.5	1.1	0.2
Total	Measured	11	1.19	1.07	0.05	0.7	0.7	0.2
	Indicated	36	1.40	1.14	0.05	0.6	0.8	0.2
	Total/Average	47	1.36	1.12	0.05	0.6	0.8	0.2
MANITOBA OPERATIONS
(100% owned)
Operating Mines	Measured	1	1.94	0.12	—	—	—	—
	Indicated	3	2.56	0.15	—	—	—	—
	Total/Average	4	2.41	0.14	—	—	—	—
Non-Operating Mines	Measured	—	—	—	—	—	—	—
	Indicated	—	—	—	—	—	—	—
	Total/Average	—	—	—	—	—	—	—
Total	Measured	1	1.94	0.12	—	—	—	—
	Indicated	3	2.56	0.15	—	—	—	—
	Total/Average	4	2.41	0.14	—	—	—	—

		Quantity	Nickel	Copper	Cobalt	Platinum	Palladium	Gold
	Class	(Mt)	(per cent)	(per cent)	(per cent)	(grams/tonne)	(grams/tonne)	(grams/tonne)

PT INCO
(61% owned)
Mining Areas	Measured	0.4	1.85	—	—	—	—	—
	Indicated	0.5	1.7	—	—	—	—	—
	Total/Average	1	1.8	—	—	—	—	—
Undeveloped Properties	Measured	—	—	—	—	—	—	—
	Indicated	27	1.67	—	—	—	—	—
	Total/Average	27	1.67	—	—	—	—	—
Total	Measured	0.4	1.85	—	—	—	—	—
	Indicated	28	1.67	—	—	—	—	—
	Total/Average	28	1.65	—	—	—	—	—
VOISEY’S BAY PROJECT
(100% owned)
Undeveloped Properties	Measured	—	—	—	—	—	—	—
	Indicated	40	1.89	0.9	0.12	—	—	—
	Total/Average	40	1.89	0.9	0.12	—	—	—
GORO PROJECT(d)
(72% owned)
Development Property	Measured	39	1.31	—	0.12	—	—	—
	Indicated	36	1.68	—	0.12	—	—	—
	Total/Average	75	1.49	—	0.12	—	—	—

(a)	Measured and indicated mineral resource estimates as reported are in addition to the estimated ore reserves and do not include diluting material and allowances for losses that may occur when the material is mined.

(b)	The estimated measured and indicated mineral resources at each operation or project represent 100% of the measured and indicated mineral resources at such operation or project. Inco’s share (determined by equity interest) of such measured and indicated mineral resources is set out in brackets by operation or project.

(c)	The estimates shown in the above tables may reflect rounding differences and accordingly, may not be consistent with certain of the subtotals or total numbers shown.

(d)	Inco’s ownership interest in the Goro Project is 72% as at March 31, 2006.
Total Estimated Inferred Mineral Resources as of December 31, 2005
(in millions of tonnes (Mt) except as indicated)(a)(b)(c)

		Quantity	Nickel	Copper	Cobalt	Platinum	Palladium	Gold
	Class	(Mt)	(per cent)	(per cent)	(per cent)	(grams/tonne)	(grams/tonne)	(grams/tonne)

ONTARIO OPERATIONS
(100% owned)
Operating Mines	Inferred	23	1.9	1.8	0.04	1.2	1.4	0.5
Non-Operating Mines	Inferred	13	1.6	3.2	0.03	1.5	1.5	0.5
Undeveloped Properties	Inferred	12	1.6	0.9	0.02	0.5	0.7	0.1
Total	Inferred	48	1.8	1.9	0.03	1.1	1.2	0.4
MANITOBA OPERATIONS
(100% owned)
Operating Mines	Inferred	6	1.8	0.1	—	—	—	—
Non-Operating Mines	Inferred	24	0.8	0.1	—	—	—	—
Total	Inferred	30	1.0	0.1	—	—	—	—
PT INCO
(61% owned)
Mining Areas	Inferred	2	1.9	—	—	—	—	—
Undeveloped Properties	Inferred	319	1.7	—	—	—	—	—
Total	Inferred	322	1.7	—	—	—	—	—

		Quantity	Nickel	Copper	Cobalt	Platinum	Palladium	Gold
	Class	(Mt)	(per cent)	(per cent)	(per cent)	(grams/tonne)	(grams/tonne)	(grams/tonne)

VOISEY’S BAY PROJECT
(100% owned)
Undeveloped Properties	Inferred	6	2.3	1.0	0.2	—	—	—
GORO PROJECT(c)
(72% owned)
Development Property	Inferred	128	1.7	—	0.1	—	—	—

(a)	Inferred mineral resource estimates as reported are in addition to the estimated ore reserves and do not include diluting material and allowances for losses that may occur when the material is mined.

(b)	The estimated inferred mineral resources at each operation or project represent 100% of the inferred mineral resources at such operation or project. Inco’s share (determined by equity interest) of such inferred mineral resources is set out in brackets by operation or project.

(c)	Inco’s ownership interest in the Goro Project is 72% as at March 31, 2006.

SCHEDULE C — OPINION OF MORGAN STANLEY & CO. INCORPORATED

May 29, 2006
Board of Directors
Inco Limited
145 King Street West, Suite 1500
Toronto, Ontario M5H 4B7
Members of the Board of Directors:
      We understand that on May 23, 2006, Teck Cominco Limited (“Teck”) filed with securities regulators in the United States and Canada documents relating to its offer to purchase (the “Offer”) all of the outstanding common shares (the “Company Shares”) of Inco Limited (the “Company”), other than those owned directly or indirectly by Teck, at a price per Company Share of, at the election of holders of the Company Shares (a) Cdn. $78.50 in cash or (b) 0.9776 of a Class B subordinate voting share of Teck (each a “Teck Subordinate Voting Share”) and Cdn. $0.05 in cash, in each case subject to pro ration as described in the Offer Documents (as defined below), including a maximum amount payable of Cdn. $6,366,482,332 in cash and an aggregate maximum of 143,082,936 Teck Subordinate Voting Shares (collectively, the “Consideration”), upon the terms and subject to the conditions set forth in the in the Offer to Purchase contained in the Circular filed by Teck on May 23, 2006, and the related Letter of Transmittal (together, the “Offer Documents”). The Offer Documents further provide that if the Offer is completed, Teck intends to effect an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction (a “Subsequent Acquisition Transaction”, and together with the Offer, the “Transaction”) to enable Teck or an affiliate of Teck to acquire the remaining Company Shares. The terms and conditions of the Transaction are more fully set forth in the Offer Documents.
      We also understand that the Company and Falconbridge Limited (“Falconbridge”) have entered into a Support Agreement, dated October 10, 2005, as amended by the Amending Agreement, dated January 12, 2006, the Second Amending Agreement, dated February 20, 2006, the Third Amending Agreement, dated March 21, 2006, and the Fourth Amending Agreement, dated May 13, 2006 (as so amended, the “Falconbridge Support Agreement”), which provides, among other things, for (i) the Company, or a directly or indirectly wholly owned subsidiary of the Company, to make, either alone or jointly, an offer (the “Amended Falconbridge Offer”) to purchase all outstanding common shares of Falconbridge (the “Falconbridge Shares”), other than those owned directly or indirectly by the Company, at a price per share of (a) Cdn. $51.17 in cash or (b) 0.6927 of a Company Share and Cdn. $0.05 in cash, at the election of the holder of the Falconbridge Shares, but subject to an aggregate maximum of Cdn. $4,786,678,875 in cash and an aggregate maximum of 200,657,578 Company Shares, and (ii) subsequent to the Amended Falconbridge Offer, an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Falconbridge and the Company or an affiliate of the Company that the Company may, in its sole discretion, undertake to pursue (a “Subsequent Falconbridge Acquisition Transaction”, and together with the Amended Falconbridge Offer, the “Falconbridge Transaction”) to acquire the remaining Falconbridge Shares.
      You have asked for our opinion as to whether the Consideration to be received by the holders of the Company Shares pursuant to the Offer is adequate from a financial point of view to such holders.
      For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other business and financial information, including certain research analyst reports and estimates, of the Company and Teck, respectively;

ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii)	reviewed certain financial projections with respect to the Company and Teck prepared by the management of the Company;

iv)	discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational plans, with senior executives of the Company;

v)	reviewed the reported prices and trading activity for the Company Shares and the Teck Subordinate Voting Shares;

vi)	compared the financial performance of the Company and Teck and the prices and trading activity of the Company Shares and the Teck Subordinate Voting Shares with that of certain other publicly traded companies comparable to the Company and Teck, respectively, and their securities;

vii)	reviewed the financial terms, to the extent publicly available, of certain precedent acquisition transactions;

viii)	reviewed the pro forma impact of the Transaction on Teck’s projected earnings per share, consolidated capitalization and other financial ratios;

ix)	reviewed the Offer Documents and certain related documents, and the draft of the Company’s Directors’ Circular, dated May 29, 2006; and

x)	performed such other analyses and considered such other factors as we have deemed appropriate.
      In addition, we have reviewed certain information with respect to the Falconbridge Transaction, including (a) the Falconbridge Support Agreement and certain related documents, (b) the Company’s Offer to Purchase and the Falconbridge Directors’ Circular, each dated October 24, 2005, the related notices of extension, dated December 14, 2005, January 27, 2006 and February 27, 2006, and a draft of the notice of variation dated May 29, 2006, (c) certain publicly available financial and other information regarding Falconbridge, (d) certain financial statements and financial projections prepared by the managements of Falconbridge and the Company, and (e) information relating to certain strategic, financial and operational benefits of the Falconbridge Transaction prepared by the managements of Falconbridge and the Company.
      We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial projections and the information relating to certain strategic, financial and operational plans of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. As you know, we have not been provided with access to the management or internal financial information or projections of future financial performance of Teck, and instead have relied upon the assessments of the management of the Company, certain research analyst estimates for Teck and discussions with the management of the Company regarding such estimates, and the information provided by the Company with respect to such matters.
      With respect to our review of information supplied or otherwise made available to us by the managements of Falconbridge and the Company relevant to our consideration of the Falconbridge Transaction, we have assumed and relied upon without independent verification the accuracy and completeness of such information. With respect to the financial projections and the information relating to certain strategic, financial and operational benefits anticipated from the Falconbridge Transaction, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Falconbridge and the Company.
      We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, Teck or Falconbridge, nor have we been furnished with any such appraisals. Executive management of the Company has provided to us, in a certificate delivered as of the date hereof, representations regarding, among other things, the accuracy of the information, data and other material (financial and otherwise) provided to us by or on behalf of the Company and the absence of any changes thereto. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

      Our opinion does not address the relative merits of the Offer as compared to the Falconbridge Transaction or any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved. Although we considered the Falconbridge Transaction as one of the many factors in our analysis, our opinion does not address the Falconbridge Transaction. Our opinion only addresses whether the Consideration pursuant to the Offer is adequate from a financial point of view to the holders of the Company Shares and does not address any other matters.
      We have acted as financial advisor to the Board of Directors of the Company in connection with the Offer and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services to the Company and have received fees for the rendering of these services. In addition, we are currently providing financial advisory and financing services to the Company for which we expect to receive fees in connection with the Falconbridge Transaction. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company, Teck or any other company or any currency or commodity that may be involved in the Offer.
      It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of our opinion may be included in its entirety in any Directors’ Circular or Solicitation/ Recommendation Statement on Schedule 14D-9 required to be filed by the Company with the United States Securities and Exchange Commission or with applicable Canadian regulatory authorities with respect to the Offer. This opinion is not intended to be and shall not constitute a recommendation to any holder of the Company Shares as to whether to tender any such Company Shares pursuant to the Offer or whether to elect Teck Subordinate Voting Shares or cash. In addition, this opinion does not in any manner address the prices at which the Company Shares or the Teck Subordinate Voting Shares will actually trade at any point in time.
      Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of the Company Shares pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

(signed) Stephen R. Munger
Managing Director

SCHEDULE D — OPINION OF RBC CAPITAL MARKETS

May 29, 2006
The Board of Directors
Inco Limited
145 King Street West
Suite 1500
Toronto, Ontario M5H 4B7
To the Board of Directors:
      RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Teck Cominco Limited (“Teck”) has made an offer (the “Teck Offer”) to purchase all of the outstanding common shares (the “Inco Shares”) of Inco Limited (the “Company”), other than any Inco Shares owned directly or indirectly by Teck, for consideration consisting of, at the election of each holder of Inco Shares (collectively, the “Inco Shareholders”): (i) C$78.50 in cash per Inco Share held or (ii) 0.9776 of a Class B subordinate voting share of Teck (the “Teck Class B Shares”) plus C$0.05 in cash for each Inco Share held, subject in each case to pro ration based on an aggregate maximum of C$6,366,482,332 in cash and an aggregate maximum of 143,082,936 Teck Class B Shares. The terms of the Teck Offer are more fully described in a take-over bid circular dated May 23, 2006 (the “Teck Circular”), which has been mailed to Inco Shareholders.
      On October 10, 2005, the Company and Falconbridge Limited (“Falconbridge”) entered into a support agreement, as subsequently amended on January 12, 2006 (the “Amending Agreement”), February 20, 2006 (the “Second Amending Agreement”), March 21, 2006 (the “Third Amending Agreement”) and May 13, 2006 (the “Fourth Amending Agreement”) (as so amended, the “Support Agreement”), pursuant to which the Company agreed to offer to purchase (the “Original Falconbridge Offer”) all of the outstanding common shares of Falconbridge (the “Falconbridge Shares”), other than those owned directly or indirectly by the Company, on terms more fully described in a take-over bid circular dated October 24, 2005, which has been mailed to holders of Falconbridge Shares. Pursuant to the Fourth Amending Agreement, among other things, the Company agreed to increase the cash consideration under the Original Falconbridge Offer. As a result, holders of Falconbridge Shares will be entitled to elect to receive either: (i) C$51.17 in cash per Falconbridge Share held or (ii) 0.6927 of an Inco Share plus C$0.05 in cash for each Falconbridge Share held, subject in each case to pro ration based on an aggregate maximum of C$4,786,678,875 in cash and an aggregate maximum of 200,657,578 Inco Shares. The terms of the increased offer (the “Amended Falconbridge Offer”) will be more fully described in a notice of variation to be mailed to holders of Falconbridge Shares in connection with the Amended Falconbridge Offer.
      The board of directors of the Company (the “Board”) has retained RBC to provide advice and assistance to the Board in evaluating the Teck Offer, including the preparation and delivery to the Board of RBC’s opinion as to the fairness of the consideration offered under the Teck Offer from a financial point of view to Inco Shareholders other than Teck and its affiliates (the “Opinion”). RBC has not prepared a valuation of the Company, Falconbridge or Teck or any of their respective securities or assets and the Opinion should not be construed as such.
Engagement
      RBC was formally engaged by the Board through an agreement between the Company and RBC dated August 30, 2005 (the “Engagement Agreement”). The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of the Company or certain other events. In addition, pursuant to the Engagement Agreement, RBC is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Opinion in its entirety and a summary thereof in the directors’ circular to be mailed to the Inco Shareholders in connection with the Teck Offer and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in Canada and the United States. Pursuant to an agreement entered into between the Company and RBC dated October 9, 2005 in respect of a potential transaction between the Company and Falconbridge: (i) on October 10, 2005, RBC delivered to the Board, RBC’s opinion that the consideration to be paid under the Original Falconbridge Offer was fair from a financial point of view to the Company and (ii) on May 13, 2006, RBC delivered to the Board, RBC’s opinion that the consideration to be paid under the Amended Falconbridge Offer was fair from a financial point of view to the Company.
      RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Falconbridge, Teck or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Falconbridge, Teck, the Teck Offer, the Original Falconbridge Offer or the Amended Falconbridge Offer.
Credentials of RBC Capital Markets
      RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
Scope of Review
      In connection with our Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the Teck Circular;

2.	the most recent draft, dated May 28, 2006, of the directors’ circular of the Company recommending rejection of the Teck Offer (the “Draft Directors’ Circular”);

3.	audited financial statements of the Company for each of the three years ended December 31, 2003, 2004 and 2005;

4.	the unaudited interim report on Form 10-Q of the Company for the three months ended March 31, 2006;

5.	annual reports of the Company for each of the two years ended December 31, 2004 and 2005;

6.	the annual report on Form 10-K of the Company for each of the two years ended December 31, 2004 and 2005;

7.	the Notices of Annual and Special Meetings of Shareholders and Proxy Statements of the Company for each of the two years ended December 31, 2004 and 2005;

8.	historical segmented financial information of the Company for each of the three years ended December 31, 2003, 2004 and 2005;

9.	unaudited projected financial statements for the Company prepared by management of the Company for the years ending December 31, 2006 through December 31, 2023;

10.	audited financial statements of Teck for each of the three years ended December 31, 2003, 2004 and 2005;

11.	the unaudited interim report of Teck for the three months ended March 31, 2006;

12.	annual reports of Teck for each of the two years ended December 31, 2004 and 2005;

13.	annual information forms of Teck for each of the two years ended December 31, 2004 and 2005;

14.	the Notices of Annual and Special (as the case may be) Meetings of Shareholders and Management Proxy Circulars of Teck for each of the two years ended December 31, 2004 and 2005;

15.	unaudited projected financial information by operating asset and exploration/ development project for Teck prepared by management of the Company for life-of-mine/ life-of-operation;

16.	the Support Agreement;

17.	the Fourth Amending Agreement;

18.	the Third Amending Agreement;

19.	the Second Amending Agreement;

20.	the Amending Agreement;

21.	the most recent draft, dated May 28, 2006, of the notice of variation relating to the Amended Falconbridge Offer;

22.	the notice of change to the directors’ circular of Falconbridge dated May 26, 2006 recommending acceptance of the Amended Falconbridge Offer;

23.	the notice of extension dated February 27, 2006 relating to the Original Falconbridge Offer;

24.	the notice of extension dated January 19, 2006 relating to the Original Falconbridge Offer;

25.	the notice of extension dated December 14, 2005 relating to the Original Falconbridge Offer;

26.	the take-over bid circular dated October 24, 2005 relating to the Original Falconbridge Offer;

27.	the directors’ circular of Falconbridge dated October 24, 2005 recommending acceptance of the Original Falconbridge Offer;

28.	audited financial statements of Falconbridge for the year ended December 31, 2005;

29.	the unaudited interim report of Falconbridge for the three months ended March 31, 2006;

30.	the annual report of Falconbridge for the year ended December 31, 2005;

31.	the annual information form of Falconbridge for the year ended December 31, 2005;

32.	segmented financial information of Falconbridge for the year ended December 31, 2005;

33.	presentations prepared by management of Falconbridge dated March/ April 2005, June 6, 2005, July 29, 2005 and September 2005, respectively, regarding the operations and financial performance of Falconbridge;

34.	unaudited projected financial information by operating asset and exploration/ development project for Falconbridge prepared by management of Falconbridge for life-of-mine/life-of-operation;

35.	audited financial statements of each of Noranda Inc. (“Noranda”) and the predecessor company to Falconbridge Limited (“Old Falconbridge”), respectively, for each of the three years ended December 31, 2002, 2003 and 2004;

36.	the unaudited interim reports of each of Noranda and Old Falconbridge, respectively, for the three months ended March 31, 2005;

37.	annual reports of each of Noranda and Old Falconbridge, respectively, for each of the two years ended December 31, 2003 and 2004;

38.	the Notice of Annual Meeting of Shareholders and Management Information Circulars of each of Noranda and Old Falconbridge, respectively, for each of the two years ended December 31, 2003 and 2004;

39.	annual information forms of each of Noranda and Old Falconbridge, respectively, for each of the two years ended December 31, 2003 and 2004;

40.	historical segmented financial information of each of Noranda and Old Falconbridge, respectively, for each of the three years ended December 31, 2002, 2003 and 2004;

41.	the terms, conditions and provisions of each of the debt and preferred securities of each of Noranda and Old Falconbridge, respectively;

42.	the Noranda take-over bid circular dated March 24, 2005 describing the offer to purchase Old Falconbridge;

43.	the directors’ circular of Old Falconbridge dated March 24, 2005 recommending acceptance of the Noranda take-over bid dated March 24, 2005;

44.	the Notice of Special Meeting of Shareholders and arrangement circular dated June 2, 2005 pertaining to the amalgamation of Noranda and Old Falconbridge;

45.	discussions with senior management of each of the Company and Falconbridge;

46.	discussions with the legal counsel of each of the Company and Falconbridge;

47.	public information relating to the business, operations, financial performance and stock trading history of the Company, Falconbridge, Teck and other selected public companies considered by us to be relevant;

48.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

49.	public information regarding the global mining industry;

50.	representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Opinion is based; and

51.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.
      RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. As the auditors of the Company declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors of the Company and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of the Company and the reports of the auditors thereon.
Assumptions and Limitations
      With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company and their consultants and advisors (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information in all material respects as determined by RBC. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.
      Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to RBC for the purpose of preparing the Opinion was, at the date the Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Teck Offer and did not and does not omit to state a material fact in respect of the Company and its subsidiaries, taken as a whole, or the Teck Offer necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
      In preparing the Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Teck Offer will be met and that the disclosure provided or incorporated by reference in the Teck Circular and the Draft Directors’ Circular with respect to the Company, Teck and their respective subsidiaries and affiliates and the Teck Offer is accurate in all material respects. As you are aware, RBC has not been provided with access to the management, internal financial information or projections of future financial performance of Teck. As a result, RBC’s review of such matters has been limited to discussions with management of the Company about their assessment of such matters and RBC’s review of certain publicly available information and certain research analyst estimates of the future financial performance of Teck. RBC has relied upon, without independent verification, the Company’s estimates of the reserve base, production profile and cash and total cost estimates of the Company. In addition, RBC has not made an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Falconbridge, Teck or any of their respective subsidiaries and RBC has not been furnished with any such valuation, appraisal or assessment.
      The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Teck and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Teck Offer. The Opinion does not address the relative merits of the Teck Offer as compared to the Amended Falconbridge Offer or any other alternative business transaction, or any other alternatives, or whether or not such alternatives could be achieved. Although RBC considered the Amended Falconbridge Offer as one of the many factors in its analysis, the Opinion does not address the Amended Falconbridge Offer. The Opinion addresses only whether the consideration under the Teck Offer is fair from a financial point of view to the Inco Shareholders other than Teck and its affiliates.
      The Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Opinion.
      RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion is not to be construed as a recommendation to any Inco Shareholder as to whether to tender their Inco Shares to the Teck Offer.
Conclusion
      Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration offered under the Teck Offer is inadequate from a financial point of view to the Inco Shareholders other than Teck and its affiliates.
Yours very truly,
RBC DOMINION SECURITIES INC.

PERSONAL AND CONFIDENTIAL
May 29, 2006
Board of Directors
Inco Limited
145 King Street West
Suite 1500
Toronto, Ontario M5H 4B7
Ladies and Gentlemen:
You have requested our opinion with respect to whether the Consideration (as defined below) proposed to be paid pursuant to the offer (the “Offer”) made by Teck Cominco Limited (“Teck Cominco”) to purchase all of the outstanding common shares (the “Company Shares”) of Inco Limited (the “Company”) (other than those Company Shares owned directly or indirectly by Teck Cominco), as described in the offer to purchase and circular and associated documents filed by Teck Cominco on May 23, 2006 (together, the “Circular”), is adequate from a financial point of view to the holders of Company Shares. The consideration under the Offer is, at the election of each holder of the Company Shares, (i) Canadian Dollars 78.50 in cash or (ii) 0.9776 of a Teck Cominco Class B subordinate voting share (a “Teck Cominco Share”) plus Canadian Dollars 0.05 in cash, for each Company Share accepted, but subject to pro ration as described in the Circular, including maximum amounts payable of Canadian Dollars 6,366,482,332 in cash and 143,082,936 Teck Cominco Shares (the “Consideration”), as to which pro ration procedures and limitations we are expressing no opinion. We note that if the Offer is completed, Teck Cominco intends to pursue an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization, or other transaction involving Teck Cominco or an affiliate of Teck Cominco and the Company in order to acquire the Company Shares not accepted in the Offer.
We also understand that the Company and Falconbridge Limited (“Falconbridge”) have entered into a Support Agreement, dated October 10, 2005, as amended by the Amending Agreement, dated January 12, 2006, the Second Amending Agreement, dated February 20, 2006, the Third Amending Agreement, dated March 21, 2006, and the Fourth Amending Agreement, dated May 13, 2006 (as so amended, the “Falconbridge Agreement”). The Falconbridge Agreement provides for an offer made by the Company (the “Falconbridge Offer”) to purchase all of the outstanding common shares of Falconbridge (the “Falconbridge Shares”) (other than those Falconbridge Shares owned directly or indirectly by the Company) pursuant to which the Company or a wholly owned subsidiary of the Company will, at the election of each holder of the Falconbridge Shares, either (i) pay Canadian Dollars 51.17 in cash or (ii) exchange 0.6927 of a Company Share and pay Canadian Dollars 0.05 in cash, for each Falconbridge Share accepted, but subject to an aggregate maximum of Canadian Dollars 4,786,678,875 in cash and an aggregate maximum of 200,657,578 Company Shares. We note that the Falconbridge Agreement further provides that subsequent to the completion of the Falconbridge Offer, the Company may, in its sole discretion, pursue an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction involving Falconbridge and the Company or an affiliate of the Company in order to acquire the Falconbridge Shares not accepted in the Falconbridge Offer.
Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial

Board of Directors
Inco Limited
May 29, 2006
Page Two
advisor to the Company in connection with its consideration of the Offer pursuant to our engagement by the Company. In addition, we have acted as financial advisor to the Company, and have participated in certain of the negotiations leading to, the transaction contemplated by the Falconbridge Agreement (the “Falconbridge Transaction”). We expect to receive fees from the Company for our services in connection with the Falconbridge Transaction. We also expect to receive fees from the Company in connection with the Company’s consideration of the Offer. The Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of such engagements. In addition, we have provided, and are currently providing, certain investment banking services to the Company, including having acted as an underwriter in connection with the Company’s $750,000,000 five-year revolving credit facility. We have also acted as counterparty in certain foreign exchange hedging transactions for the Company in connection with the Falconbridge Transaction. Goldman Sachs Canada Credit Partners Co., an affiliate of Goldman, Sachs & Co., expects to act as (1) a joint lead arranger in connection with the Company’s $2,150,000,000 term loan to be underwritten in connection with the Falconbridge Transaction, (2) as underwriter in connection with the Company’s $1,850,000,000 bridge loan facility in connection with the Falconbridge Transaction, (3) as joint lead arranger in connection with the Company’s $750,000 term loan to be underwritten in connection with the Falconbridge Transaction and (4) as underwriter in connection with the Company’s $750,000 bridge loan facility in connection with the Falconbridge Transaction (the bridge loan facilities referred to in clauses (2) and (4) above, together, the “Bridge Facilities”), as well as joint lead manager and joint bookrunner with respect to the indebtedness that may be issued to replace the Bridge Facilities. We also may provide investment banking services to the Company, Teck Cominco, and Falconbridge in the future. In connection with the above-described services we have received, and may receive, compensation.
Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Teck Cominco, Falconbridge and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company, Teck Cominco, and Falconbridge for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.
In connection with this opinion, we have reviewed, among other things, the Circular; a draft of the Directors’ Circular of the Company relating to the Offer; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2005; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; annual reports to stockholders and the Annual Information Forms of Teck Cominco and its predecessors for the five fiscal years ended December 31, 2005; certain interim unaudited financial statements of Teck Cominco; certain other communications from the Company and Teck Cominco to their respective stockholders; and certain internal financial analyses and forecasts for the Company and Teck Cominco prepared by the Company’s management (collectively, the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and Teck Cominco, as well as the Company’s assessment of the achievability of the synergies described in the Circular.
In addition, we have reviewed the Falconbridge Agreement and certain related documents; the Company’s offer to purchase and the Falconbridge directors’ circular, each dated October 24, 2005, and the related notices of extension, dated December 14, 2005, January 19, 2006 and February 27, 2006, and a draft of the related notice of variation, dated May 29, 2006; annual reports to stockholders and the Annual Information Forms of Falconbridge and Falconbridge’s predecessors, Noranda Inc. (“Noranda”) and Falconbridge Limited (“Old Falconbridge”), for the five fiscal years ended December 31, 2005; the takeover-bid circular of Noranda relating to Noranda’s offer to purchase all of the outstanding shares of Old Falconbridge and the subsequent proxy circular detailing the amalgamation of Noranda and Old Falconbridge; certain interim unaudited financial statements of Falconbridge; certain other communications from Falconbridge to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its

Board of Directors
Inco Limited
May 29, 2006
Page Three
management and certain financial analyses and forecasts for Falconbridge prepared by the management of the Company, including certain synergies projected by the management of the Company to result from the Falconbridge Transaction. We also have held discussions with members of the senior managements of the Company and Falconbridge regarding their assessment of the strategic rationale for, and the potential benefits of, the Falconbridge Transaction and the past and current business operations, financial condition and future prospects of Falconbridge.
We also have reviewed the reported price and trading activity for the Company Shares, the Teck Cominco Shares, and the Falconbridge Shares, compared certain financial and stock market information for the Company, Teck Cominco, and Falconbridge with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the metals and mining industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.
We have relied without independent verification upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. As you are aware, we have not been provided with access to the management, internal financial information or projections of future financial performance of Teck Cominco. As a result, with your consent, our review of such matters, including the Forecasts, has been limited to discussions with management of the Company about their assessment of such matters and our review of certain publicly available information and certain research analyst estimates of the future financial performance of Teck Cominco. We have relied upon, without independent verification, the Company’s estimates of the reserve base, production profile and cash and total cost estimates of the Company. In addition, we have not made an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Teck Cominco, Falconbridge, or any of their respective subsidiaries and we have not been furnished with any such valuation, appraisal or assessment. Senior management of the Company has provided to us, in a certificate delivered as of the date hereof, representations regarding, among other things, the accuracy of the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company and the absence of changes thereto.
Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our opinion does not address the relative merits of the Offer as compared to the Falconbridge Offer or any other alternative business transaction, or any other alternatives, or whether or not such alternatives could be achieved. Our opinion addresses only whether the Consideration is adequate from a financial point of view to holders of the Company Shares. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer, and such opinion does not constitute a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Offer or make any election with respect to the Offer. In addition, we are not expressing any opinion as to the prices at which Company Shares or Teck Cominco Shares will trade at any time.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid pursuant to the Offer is inadequate from a financial point of view to the holders of Company Shares.
Very truly yours,

Goldman, Sachs & Co.

SCHEDULE F — ISSUANCE OF SECURITIES OF INCO SINCE MAY 1, 2004
Inco Shares

		Inco Shares	Price per Inco
Name	Nature of Issue	Issued(a)	Share		Date Issued

Ronald C. Aelick	Exercise of Options	8,000		$27.44	November 5, 2004
	Exercise of Options	22,500		$16.96	November 5, 2004
	Exercise of Options	38,000		$17.62	November 5, 2004
	Exercise of Options	4,500		$16.96	November 10, 2004
	Restricted Share Award	3,589	C	dn.$48.76	February 22, 2005
	Restricted Share Award	4,283	C	dn.$56.73	February 7, 2006
	Exercise of Options	2,074		$34.31	March 3, 2006
	Exercise of Options	3,176		$20.85	March 3, 2006
Stephanie E. Anderson	Exercise of Options	4,000		$27.44	November 29, 2004
	Restricted Share Award	513	C	dn.$48.76	February 22, 2005
	Exercise of Options	5,000		$32.57	September 7, 2005
	Restricted Share Award	873	C	dn.$56.73	February 7, 2006
	Exercise of Options	7,000		$20.85	March 3, 2006
Edward H. Bassett	Exercise of Options	4,500		$20.85	March 4, 2005
	Restricted Share Award	890	C	dn.$56.73	February 7, 2006
Subhash Bhandari	Exercise of Options	3,500		$20.85	September 7, 2004
	Exercise of Options	4,500		$36.40	November 29, 2004
	Restricted Share Award	841	C	dn.$48.76	February 22, 2005
	Exercise of Options	4,500		$20.85	February 25, 2005
	Exercise of Options	3,000		$20.85	March 4, 2005
	Exercise of Options	4,500		$36.40	September 8, 2005
	Restricted Share Award	961	C	dn.$56.73	February 7, 2006
	Exercise of Options	1,185		$39.67	March 2, 2006
Angus A. Bruneau	Exercise of Options	5,000		$21.13	September 2, 2005
	Exercise of Options	5,000		$19.39	September 2, 2005
Mark Cutifani	Restricted Share Award	952	C	dn.$56.73	February 7, 2006
Mark J. Daniel	Exercise of Options	7,000		$34.31	November 5, 2004
	Restricted Share Award	2,543	C	dn.$48.76	February 22, 2005
	Exercise of Options	6,500		$36.40	March 7, 2005
	Restricted Share Award	2,812	C	dn.$56.73	February 7, 2006
	Exercise of Options	3,000		$36.40	March 3, 2006
Robert D.J. Davies	Restricted Share Award	758	C	dn.$56.73	February 7, 2006
Bruce Drysdale	Restricted Share Award	410	C	dn.$48.76	February 22, 2005
	Exercise of Options	1,750		$20.85	March 3, 2005
	Restricted Share Award	732	C	dn.$56.73	February 7, 2006
Philippus F. du Toit	Exercise of Options	15,000		$18.41	August 18, 2004
	Restricted Share Award	1,302	C	dn.$48.76	February 22, 2005
	Exercise of Options	15,500		$36.40	September 7, 2005
	Restricted Share Award	1,437	C	dn.$56.73	February 7, 2006
	Exercise of Options	2,500		$36.40	March 3, 2006
Anthony Filmer	Restricted Share Award	185	C	dn.$56.73	February 7, 2006
Simon F. Fish	Restricted Share Award	3,966	C	dn.$56.73	February 7, 2006
Peter J. Goudie	Restricted Share Award	4,799	C	dn.$48.76	February 22, 2005
	Restricted Share Award	5,394	C	dn.$56.73	February 7, 2006
	Exercise of Options	8,000		$32.57	March 7, 2006

		Inco Shares	Price per Inco
Name	Nature of Issue	Issued(a)	Share		Date Issued

Scott M. Hand	Exercise of Options	1,000		$27.44	October 28, 2004
	Restricted Share Award	16,468	C	dn.$48.76	February 22, 2005
	Exercise of Options	20,000		$17.62	June 3, 2005
	Exercise of Options	16,000		$18.16	August 2, 2005
	Exercise of Options	1,000		$32.57	August 26, 2005
	Restricted Share Award	21,285	C	dn.$56.73	February 7, 2006
John B. Jones	Exercise of Options	8,000		$27.44	November 29, 2004
	Exercise of Options	8,000		$32.57	November 29, 2004
	Restricted Share Award	964	C	dn.$48.76	February 22, 2005
	Exercise of Options	16,000		$15.03	February 25, 2005
	Exercise of Options	8,000		$34.31	February 25, 2005
	Exercise of Options	16,000		$11.56	March 4, 2005
Peter C. Jones	Restricted Share Award	1,084	C	dn.$56.73	February 7, 2006
	Exercise of Options	28,000		$15.03	February 21, 2005
	Exercise of Options	38,500		$11.56	February 21, 2005
	Exercise of Options	26,000		$34.31	February 21, 2005
	Restricted Share Award	8,716	C	dn.$48.76	February 22, 2005
	Restricted Share Award	7,756	C	dn.$56.73	February 7, 2006
Gary G. D. Kaiway	Exercise of Options	5,000		$36.40	February 22, 2005
	Exercise of Options	6,500		$20.85	February 22, 2005
	Restricted Share Award	800	C	dn.$48.76	February 22, 2005
	Restricted Share Award	899	C	dn.$56.73	February 7, 2006
	Exercise of Options	2,062		$36.40	March 3, 2006
William B. Kipkie	Exercise of Options	4,000		$27.44	November 5, 2004
	Exercise of Options	10,000		$17.62	November 12, 2004
	Restricted Share Award	861	C	dn.$48.76	February 22, 2005
	Exercise of Options	7,000		$18.16	February 25, 2005
	Exercise of Options	5,000		$20.85	February 28, 2005
	Exercise of Options	6,000		$32.57	September 1, 2005
	Exercise of Options	3,500		$20.85	September 2, 2005
	Restricted Share Award	996	C	dn.$56.73	February 7, 2006
Ronald A. Lehtovaara	Restricted Share Award	984	C	dn.$48.76	February 22, 2005
	Exercise of Options	4,000		$34.31	March 7, 2005
	Exercise of Options	10,000		$34.31	August 8, 2005
	Exercise of Options	10,000		$18.16	August 10, 2005
	Exercise of Options	5,000		$18.16	August 11, 2005
	Restricted Share Award	1,111	C	dn.$56.73	February 7, 2006
John T. Mayberry	Exercise of Options	5,000		$19.25	August 3, 2005
William A. Napier	Restricted Share Award	769	C	dn.$48.76	February 22, 2005
	Exercise of Options	5,000		$34.31	February 23, 2005
	Exercise of Options	3,500		$18.16	February 23, 2005
S. Nicholas Sheard	Restricted Share Award	873	C	dn.$56.73	February 7, 2006
	Restricted Share Award	841	C	dn.$48.76	February 22, 2005
	Exercise of Options	12,000		$36.40	September 6, 2005
	Restricted Share Award	978	C	dn.$56.73	February 7, 2006
	Exercise of Options	1,000		$39.67	March 3, 2006

(a)	Under the Rights Plan, one right was issued in respect of each Inco Share then outstanding, including those held by directors and senior officers of the Company, and have been issued with each Inco Share issued subsequent to the adoption of the Rights Plan.

Options

	No. of Options	Exercise
Name	Granted	Price	Date Granted	Expiry Date

Ronald C. Aelick	22,000	$39.67	February 22, 2005	February 21, 2015
Stephanie E. Anderson	11,000	$39.67	February 22, 2005	February 21, 2015
Edward H. Bassett	8,000	$39.67	February 22, 2005	February 21, 2015
Subhash Bhandari	9,500	$39.67	February 22, 2005	February 21, 2015
Mark Cutifani	12,500	$39.67	February 22, 2005	February 21, 2015
Mark J. Daniel	11,000	$39.67	February 22, 2005	February 21, 2015
Bruce Drysdale	8,000	$39.67	February 22, 2005	February 21, 2015
Philippus F. du Toit	15,000	$39.67	February 22, 2005	February 21, 2015
Peter J. Goudie	26,000	$39.67	February 22, 2005	February 21, 2015
Scott M. Hand	54,000	$39.67	February 22, 2005	February 21, 2015
John B. Jones	11,000	$39.67	February 22, 2005	February 21, 2015
Peter C. Jones	37,000	$39.67	February 22, 2005	February 21, 2015
Gary G. D. Kaiway	6,500	$39.67	February 22, 2005	February 21, 2015
William B. Kipkie	11,000	$39.67	February 22, 2005	February 21, 2015
Ronald A. Lehtovaara	11,000	$39.67	February 22, 2005	February 21, 2015
William A. Napier	8,000	$39.67	February 22, 2005	February 21, 2015
S. Nicholas Sheard	11,000	$39.67	February 22, 2005	February 21, 2015

SCHEDULE G — SUMMARY OF SHAREHOLDER RIGHTS PLAN
      Inco Limited (“Inco” or the “Company”) has filed its shareholder rights plan (the “Rights Plan”) at www.sedar.com. The full text of the Rights Plan is contained in an agreement, dated as of September 14, 1998, as amended and restated as of April 20, 2005, between Inco and CIBC Mellon Trust Company, as rights agent. One of the purposes of the Rights Plan is to provide Inco Shareholders with enough time to assess the merits of any unsolicited take-over bid for Inco. It is also intended to give the Board of Directors of Inco (the “Board”) sufficient time to consider the bid, to pursue alternatives to enhance shareholder value and to permit other bids to come forward. The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan.
Issuance of Rights
      The Rights Plan provides that one right (a “Right”) would be issued in respect of each of the outstanding Voting Shares to holders as of the effective date of the agreement, as well as in respect of each Inco Share issued after the effective date and prior to the Separation Time (as defined below). Holders of the Company’s Convertible Debentures, Subordinated Convertible Debentures and the certificates of entitlement thereto (which entitle the holders thereof to receive Rights in the event that the related securities are converted into Inco Shares), together with holders of the Company’s LYON Notes, will generally be entitled to receive, upon conversion and presentment of the relevant securities and any related certificates of entitlement, Rights in an amount equal to the number of Inco Shares issued upon the conversion of such securities.
Trading of Rights
      Notwithstanding the effectiveness of the Rights Plan, the Rights are not exercisable until the Separation Time (as defined below) and certificates representing the Rights have not been sent to Inco Shareholders. Certificates for Inco Shares issued after the effective date of the agreement will contain a notation incorporating the Rights Plan by reference. Until the Separation Time, or earlier termination or expiration of the Rights, the Rights are evidenced by and transferred with the associated Inco Shares and the surrender for transfer of any certificate representing Inco Shares will also constitute the surrender for transfer of the Rights associated with those Inco Shares. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated Inco Shares. The initial “Exercise Price” under each Right in order to acquire an Inco Share is Cdn. $200.
Separation of Rights
      The Rights will become exercisable and begin to trade separately from the associated Inco Shares at the “Separation Time”, which is generally the close of business on the tenth trading day after the earliest to occur of (a) a public announcement that a person or a group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding Inco Shares or 20% or more of the outstanding Voting Shares other than as a result of (i) a reduction in the number of Inco Shares or Voting Shares outstanding, (ii) a Permitted Bid or Competing Permitted Bid (see “Permitted Bids” below), (iii) acquisitions of Inco Shares or Voting Shares in respect of which the Board has waived the application of the agreement, or (iv) other specified exempt acquisitions in which Inco Shareholders participate on a pro rata basis; (b) the date of commencement of, or the first public announcement of an intention of any person to commence, a take-over bid where the Inco Shares or Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Inco Shares or Voting Shares; and (c) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.
      As soon as practicable following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of Inco Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.
When Rights become Exercisable
      After the Separation Time, each Right entitles the holder thereof to purchase one Inco Share at the Exercise Price. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof (other than a holder who is an Acquiring Person) to receive upon exercise Inco Shares with a market value equal to twice the then Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee or any such person, will be void. A Flip-in-Event does not include acquisitions approved by the Board or acquisitions pursuant to a “Permitted Bid” or “Competing Permitted Bid” (as defined below).
Permitted Bids
      The Rights Plan includes a “Permitted Bid” concept whereby a take-over bid will not trigger the Rights if the bid meets certain conditions. A “Permitted Bid” is defined as an offer to acquire Voting Shares or securities that are eligible to be converted into Voting Shares for cash or securities made by means of a take-over bid circular where the Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) subject to the offer, together with shares beneficially owned by the offeror at the date of the offer (including its affiliates, associates and others acting jointly or in concert therewith), constitute 20% or more of the outstanding Inco Shares or 20% or more of the outstanding Voting Shares and that also complies with the following additional provisions:

(i)	the bid must be made to all the holders of Voting Shares as registered on the books of the Company other than the offeror; and

(ii)	the bid must contain the following irrevocable and unqualified conditions:

(a)	no Voting Shares will be taken up or paid for prior to the close of business on the 60th day following the date of the bid and then only if more than 50% of the Inco Shares held by Independent Shareholders (as referred to below) have been deposited or tendered to the bid and not withdrawn;

(b)	Voting Shares may be deposited pursuant to the bid, unless it is withdrawn, at any time prior to the date shares are first taken up or paid for under the bid;

(c)	Voting Shares deposited pursuant to the bid may be withdrawn until taken up or paid for; and

(d)	if the deposit condition referred to in (ii)(a) above is satisfied, the offeror will extend the bid for deposit of Voting Shares for at least 10 business days from the date such extension is publicly announced.
“Independent Shareholders” are defined as holders of Voting Shares other than (i) an Acquiring Person, (ii) any offeror making a take-over bid, (iii) any affiliate or associate of an Acquiring Person or offeror, (iv) persons acting jointly or in concert with an Acquiring Person, and (v) employee benefit, stock purchase or certain other plans or trusts for employees of the Company or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting or tendering to a take-over bid of the Voting Shares.
Competing Permitted Bids
      A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid has been made and prior to its expiry that satisfies all of the provisions of a Permitted Bid, except that it must remain open for acceptance until at least the 60th day after the earliest date on which another Permitted Bid then in existence was made. The reduction in the time for acceptance of a Competing Permitted Bid is designed to allow, as nearly as practicable, all bids to be dealt with by the Inco Shareholders within substantially the same timeframe.
Redemption and Waiver
      The Rights may be redeemed by the Board of Directors, with the prior approval of the holders of Voting Shares or Rights, as the case may be, at any time prior to the occurrence of a Flip-in-Event at a redemption price of Cdn. $0.0001 per Right. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid.
      Under the Rights Plan, the Board can (i) waive the application of the Rights Plan to enable a particular take-over bid to proceed, in which case the Rights Plan will be deemed to have been waived with respect to any other take-over bid made prior to the expiry of any bid subject to such waiver or (ii) with the prior approval of the holders of Voting Shares or rights, redeem the rights for nominal consideration at any time prior to a Flip-in-Event.

Protection Against Dilution
      The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Inco Shares, pro rata distributions to holders of Inco Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

SCHEDULE H — THE FALCONBRIDGE TRANSACTION —
INCO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
NOTE: The following compilation report is provided solely in order to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with Public Company Accounting Oversight Board Auditing Standards (PCAOBAS) on a compilation of pro forma financial statements an examination greater in scope than that performed under Canadian standards would be required.

May 29, 2006
To the Board of Directors of Inco Limited
      We have read the accompanying unaudited pro forma consolidated balance sheet of Inco Limited (the “Company”) as at March 31, 2006 and the unaudited pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2005, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Inco” to the unaudited consolidated financial statements of the Company as at March 31, 2006 and for the three months then ended and the audited consolidated financial statements for the year ended December 31, 2005, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Falconbridge” to the unaudited consolidated financial statements of Falconbridge Limited as at March 31, 2006 and for the three months then ended and the audited consolidated financial statements for the year ended December 31, 2005, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
           The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Inco” and “Falconbridge” as at March 31, 2006 and for the three months then ended and for the year ended December 31, 2005, and found the amounts in the columns captioned “Pro forma Inco” to be arithmetically correct.
      Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

    The following unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the consolidated entities that would have been achieved if the offer made by Inco Limited (“Inco”) to purchase all of the outstanding common shares of Falconbridge Limited (“Falconbridge”) dated October 24, 2005, as extended December 14, 2005, January 19, 2006 and February 27, 2006 and amended on May 13, 2006 (collectively, the “Offer”) had been completed during the period presented, nor is the selected pro forma consolidated financial information necessarily indicative of the future operating results or financial position of the consolidated entities. The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition, or (2) operating efficiencies, cost savings and synergies that are expected to result from the acquisition, (3) the impact of undertakings that Inco is prepared to make in order to address regulatory clearance requirements, as there are no current agreements providing for implementation of such undertakings which, however, are expected to be carried out after the completion of the Offer, and no adjustments have been made to eliminate historical sales between Inco and Falconbridge as the amounts are not considered significant.
INCO LIMITED
PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2006
(unaudited)
(millions of US dollars)

			Pro Forma
			Adjustments	Pro Forma
	Inco	Falconbridge	(Note 3(a))	Inco

ASSETS
Current assets
Cash and cash equivalents	$751	$1,000	$(59)	$1,692
Accounts receivable	734	1,269	—	2,003
Inventories	1,105	1,788	465	3,358
Other	86	—	—	86

Total current assets	2,676	4,057	406	7,139
Unallocated purchase price			4,508	4,508
Property, plant and equipment and other non-current assets	9,575	8,819	11,200	29,594

Total assets	$12,251	$12,876	$16,114	$41,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Long-term debt due within one year(1)	$75	$853	$2,164	$3,092
Other current liabilities	1,132	1,668	125	2,925

Total current liabilities	1,207	2,521	2,289	6,017

Other liabilities
Long-term debt(1)	1,840	2,910	2,293	7,043
Deferred income and mining taxes	2,018	1,264	3,085	6,367
Other long-term liabilities	1,035	651	495	2,181

Total liabilities	6,100	7,346	8,162	21,608

Minority interest	768	56	326	1,150

Shareholders’ equity
Convertible debt	351	—	—	351

Common shareholders’ equity
Common shares issued and outstanding	3,034	4,296	8,713	16,043
Preferred shares	—	326	(326)	—
Warrants	62	—	—	62
Contributed surplus	577	41	50	668
Retained earnings	1,359	571	(571)	1,359
Currency translation account	—	240	(240)	—

	5,032	5,474	7,626	18,132

Total shareholders’ equity	5,383	5,474	7,626	18,483

Total liabilities and shareholders’ equity	$12,251	$12,876	$16,114	$41,241

(1)	Included in long-term debt are $750 million of junior preference shares (series 1, 2, and 3). Falconbridge redeemed $500 million of these junior preference shares on April 26, 2006 and announced that the remainder will be redeemed on June 28, 2006.

INCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Three months ended March 31, 2006
(unaudited)
(millions of US dollars)

			Pro Forma		Pro Forma
	Inco	Falconbridge	Adjustments	Note 3	Inco

Revenues
Net sales	$1,211	$2,858	$—		$4,069

Cost and operating expenses (income)
Cost of sales and other expenses, excluding depreciation, depletion and amortization	733	1,950	(6)	b, c, f	2,677
Depreciation, depletion and amortization	68	169	50	d	287
Selling, general and administrative	47	24	3	e	74
Research, development and exploration	23	11	—		34
Currency translation adjustments	(3)	—	—		(3)
Interest expense	18	32	64	g	114

	886	2,186	111		3,183

Other income, net	8	14	—		22

Earnings before income and mining taxes and minority interest	333	686	(111)		908
Income and mining taxes	113	222	(38)	i	297

Earnings before minority interest	220	464	(73)		611
Minority interest	18	2	4	h	24

Net earnings	202	462	(77)		587
Dividends on preferred shares	—	6	(6)	j	—

Net earnings applicable to common shares	$202	$456	$(71)		$587

Net earnings per common share
Basic	$1.05				$1.51

Diluted	$0.91				$1.39

INCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Year ended December 31, 2005
(unaudited)
(millions of US dollars)

			Pro Forma		Pro Forma
	Inco	Falconbridge	Adjustments	Note 3	Inco

Revenues
Net sales	$4,518	$8,148	$—		$12,666

Cost and operating expenses (income)
Cost of sales and other expenses, excluding depreciation, depletion and amortization	2,633	5,773	41	b, c, f	8,447
Depreciation, depletion and amortization	256	555	240	d	1,051
Selling, general and administrative	207	80	10	e	297
Research, development and exploration	78	59	—		137
Currency translation adjustments	59	—	—		59
Interest expense	26	152	256	g	434
Asset impairment charge	25	—	—		25

	3,284	6,619	547		10,450

Other income, net	83	17	—		100

Earnings before income and mining taxes and minority interest	1,317	1,546	(547)		2,316
Income and mining taxes	408	511	(180)	i	739

Earnings before minority interest	909	1,035	(367)		1,577
Minority interest	73	155	(123)	h	105

Net earnings from continuing operations	836	880	(244)		1,472
Loss on discontinued operations, net of tax	—	8	—		8

Net earnings	836	872	(244)		1,464
Dividends on preferred shares	—	17	(17)	j	—

Net earnings applicable to common shares	$836	$855	$(227)		$1,464

Net earnings per common share
Basic	$4.41				$3.80

Diluted	$3.75				$3.48

INCO LIMITED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(tabular amounts in millions of US dollars, except per share amounts)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of Inco Limited (“Inco”) have been prepared in accordance with generally accepted accounting principles in Canada. These unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Inco as at and for the year ended December 31, 2005, and the unaudited interim consolidated financial statements as at and for the three months ended March 31, 2006 including the related notes thereto.

The unaudited pro forma consolidated financial statements have been prepared assuming that the acquisition of Falconbridge Limited (“Falconbridge”) had been completed as of January 1, 2005 for the consolidated statements of earnings and as of March 31, 2006 for the consolidated balance sheet.

These unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results of operations which would have actually resulted had the transaction and other adjustments been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained by Inco in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Inco for the year ended December 31, 2005 which, based on publicly available information, are assumed to be substantially similar to the significant accounting policies as set out in the audited consolidated financial statements of Falconbridge for the year ended December 31, 2005 and the unaudited consolidated financial statements for the three months ended March 31, 2006. Upon consummation of the transaction, the accounting policies will be formally conformed and it is possible that adjustments may result.

3.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a)	The acquisition is accounted for using the purchase method of accounting, whereby Falconbridge’s assets and liabilities are revalued to their fair value and its shareholders’ equity is eliminated. Inco’s assets and liabilities are not revalued. The pro forma adjustments reflect Inco’s acquisition of 100 per cent of Falconbridge’s net assets at their fair values as at March 31, 2006 and the accounting for Falconbridge as a wholly-owned subsidiary. Falconbridge’s interests in joint ventures in which it has joint control are reflected using the proportionate consolidation method.

The determination of the purchase price, based on management’s preliminary estimate, is as follows:

Purchase Price

Consideration in Inco common shares	$13,009
Consideration in Inco options issued	91
Cash	4,328
Transaction costs	125

Total	$17,553

The purchase price was calculated using a price of $66.29 for each Inco common share issued which represents the weighted average Inco share price over the five day period extending from May 11, 2006 to May 16, 2006, the two days before and the two days after the date of announcement. The cash portion of the purchase price will be financed through committed loan facilities.

The allocation of the purchase price, based on management’s preliminary estimate, is as follows:

Allocation of Purchase Price

		Fair Value	Purchase Price
	Book Value	Increment	Allocation

Assets
Cash and cash equivalents	$1,066	$—	$1,066
Accounts receivable	1,269	—	1,269
Inventories	1,788	465	2,253
Unallocated purchase price	—	4,508	4,508
Property, plant and equipment and other non-current assets	8,819	11,200	20,019

Total assets	$12,942	$16,173	$29,115

Liabilities
Long-term debt due within one year	$853	$—	$853
Other current liabilities	1,668	125	1,793
Long-term debt	2,910	129	3,039
Deferred income and mining taxes	1,264	3,085	4,349
Other long-term liabilities	651	495	1,146
Minority interest	382	—	382

Total liabilities	$7,728	$3,834	$11,562

Total net assets purchased	$5,214	$12,339	$17,553

The book value of Falconbridge, as shown above:

•	Reflects Falconbridge’s stated book values as at March 31, 2006.

•	Reflects the assumed exercise of vested stock options; and

•	Reflects the reclassification of the equity portion of preferred shares to minority interest.

Due to limited publicly available information, this allocation is based upon preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation due to the changes in fair values of the assets and liabilities between March 31, 2006 and the date of the transaction, and as further analysis is completed. The actual allocation of the purchase price may result in different adjustments being expensed in the consolidated statement of earnings.

To the extent that the unallocated purchase price is not allocated to the assets acquired and liabilities assumed in the final purchase price allocation, the balance will represent goodwill. This goodwill reflects the substantial synergies available to Inco as a result of the acquisition.

(b)	The adjustment to cost of sales and other expenses reflects the elimination of deferred gains on derivative contracts on the pro forma consolidated statements of earnings. The deferred gains arise from derivative contracts that qualified for hedge accounting and were realized as a reduction of the cost of operations over the original delivery schedule of contracts. The gains would not have been realized in the year ended December 31, 2005 and the three months ended March 31, 2006 since the purchased derivative contracts would have been fair valued as of January 1, 2005.

(c)	The adjustment to cost of sales and other expenses reflects the elimination of amortized past service costs and amortized net actuarial losses relating to post retirement benefits which were expensed in the year ended December 31, 2005 and the three months ended March 31, 2006.

(d)	Represents the amortization of the preliminary fair value increment allocated to operating capital assets. The pro forma amortization excludes the total amount of the purchase price allocation not subject to amortization of approximately $5.5 billion representing the unallocated purchase price and amounts allocated to non-operating assets. On finalization of the purchase price allocation, if this amount is allocated to operating assets, pro forma amortization would change by approximately $239 million, before taxes, for the year ended December 31, 2005 and by $60 million for three months ended March 31, 2006. Pro forma amortization and the above noted sensitivity have been based on a remaining weighted average estimated economic life of 23 years, and a reduction of one year in the weighted average estimated economic life would alter pro forma amortization by $18 million, before taxes, for the year ended December 31, 2005 and by $5 million for three months ended March 31, 2006.

(e)	The adjustment to selling, general and administrative expenses reflects the expense relating to the unvested stock options to be issued pursuant to the acquisition of Falconbridge.

(f)	The adjustment to cost of sales and other expenses reflects the amortization of the allocation of the purchase price to equity accounted investments.

(g)	The adjustment to interest expense reflects the issuance of CDN$4.8 billion of debt in connection with the acquisition of Falconbridge and the amortization of the fair market value increment related to the Falconbridge debt.

(h)	The adjustment reflects the elimination of the Falconbridge minority interest in earnings assuming that Falconbridge and Noranda were amalgamated at January 1, 2005.

(i)	The adjustment reflects the tax effect on the above adjustments.

(j)	The adjustment reflects the reclassification of preferred share dividends to minority interest.

4.	ITEMS NOT ADJUSTED

The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition (2) operating efficiencies, cost savings and synergies that are expected to result from the acquisition, or (3) the impact of undertakings that Inco is prepared to make in order to address regulatory clearance requirements, as there are no current agreements providing for implementation of such undertakings which, however, are expected to be carried out after the completion of the Offer, and no adjustments have been made to eliminate historical sales between Inco and Falconbridge as the amounts are not considered significant.

5.	PRO FORMA EARNINGS PER SHARE
        Earnings per share computation for the three months ended March 31, 2006

Basic pro forma earnings per share computation
Numerator:
Pro forma net earnings	$587

Pro forma earnings applicable to common shares	$587

Denominator (thousands of shares):
Inco shares outstanding	192,704
Common shares issued to Falconbridge shareholders	196,246

Pro forma weighted-average common shares outstanding	388,950

Basic pro forma earnings per common share	$1.51

Diluted pro forma earnings per share computation
Numerator:
Pro forma net earnings	$587
Dilutive effects of convertible debentures	2

Pro forma net earnings applicable to common shares, assuming dilution	$589

Denominator (thousands of shares):
Pro forma Inco shares outstanding	388,950
Dilutive effect of securities:
Convertible debentures	27,718
Stock options	1,049
Warrants	5,022
Stock options issued on transaction	179

Pro forma weighted-average common shares outstanding	422,918

Diluted pro forma earnings per share	$1.39

        Earnings per share computation for the year ended December 31, 2005

Basic pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,464

Pro forma earnings applicable to common shares	$1,464

Denominator (thousands of shares):
Inco shares outstanding	189,425
Common shares issued to Falconbridge shareholders	196,246

Pro forma weighted-average common shares outstanding	385,671

Basic pro forma earnings per common share	$3.80

Diluted pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,464
Dilutive effects of convertible debentures	6

Pro forma net earnings applicable to common shares, assuming dilution	$1,470

Denominator (thousands of shares):
Pro forma Inco shares outstanding	385,671
Dilutive effect of securities:
Convertible debentures	31,349
Stock options	1,008
Warrants	4,218
Stock options issued on transaction	141

Pro forma weighted-average common shares outstanding	422,387

Diluted pro forma earnings per share	$3.48

6.  SUBSEQUENT EVENT

On March 16, 2006, Falconbridge announced its intention to redeem $500 million of its junior preference shares (Series 1, 2 and 3). The junior preference shares were redeemed on April 26, 2006 from holders of record on March 22, 2006.

On May 18, 2006, Falconbridge announced that it intends to redeem the remaining balance of its outstanding junior preference shares (Series 1, 2 and 3) for a total of approximately $253 million. The junior preference shares will be redeemed on June 28, 2006. Internal cash resources are intended to be used to fund the redemption.

In the pro forma consolidated balance sheet as at March 31, 2006 there is $750 million of junior preference shares (series 1, 2 and 3) in long-term debt.

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